Exhibit 99.1

SEC Number	PW-55
File Number

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

(Company’s Address)

(632) 816-8556

(Telephone Number)

Not Applicable

(Fiscal Year Ending)

(month & day)

SEC Form 17-C

Form Type

Not Applicable

Amendment Designation (if applicable)

December 31, 2011

Period Ended Date

Not Applicable

(Secondary License Type and File Number)

March 6, 2012

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention:	Atty. Jocelyn C. Villar-Altamira

Acting Director – Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with Management’s Discussion and Analysis and accompanying audited consolidated financial statements as at and for the year ended December 31, 2011.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
12,410 As of January 31, 2012	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

_________________________________________________________________________

To be accomplished by SEC Personnel concerned

File Number	LCU

Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 6, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction         Industry Classification Code

of Incorporation

7.	Ramon Cojuangco Building, Makati Avenue, Makati City 1200

    Address of principal office                                                             Postal Code

8.	(632) 816-8553

Issuer’s telephone number, including area code

9.	Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding
Common Stock	214,436,333(1)
Amount of Debt Outstanding	Php117,275 million as at December 31, 2011

(1)	Represents the total outstanding common shares (net of 2,724,111 Treasury shares).

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and related notes (pages F-1 to F-132) are filed as part of this report on Form 17-C.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying consolidated financial statements and the related notes. Our consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board, except for some transitional differences. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying consolidated financial statements were made based on the exchange rate of Php43.92 to US$1.00, the volume weighted average exchange rate as at December 31, 2011 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	December 31,		Increase
	2011(1)	2010	Amount	%
(in millions, except for net debt to equity ratio, EBITDA margin, earnings per common share, operational data and exchange rates)
Consolidated Statements of Financial Position
Total assets	Php395,646	Php277,815	Php117,831	42
Property, plant and equipment – net	197,731	163,184	34,547	21
Cash and cash equivalents and short-term investments	46,615	37,347	9,268	25
Total equity attributable to equity holders of PLDT	151,833	97,069	54,764	56
Notes payable and long-term debt, including current portion	117,275	89,646	27,629	31
Net debt(2) to equity ratio	0.47x	0.54x	—	—

	Years Ended December 31,		Increase (Decrease)
	2011(1)	2010	Amount	%
Consolidated Income Statements
Revenues(3)	Php156,603	Php158,387	(Php1,784)	(1)
Expenses(3)	113,382	102,831	10,551	10
Other expenses	544	1,871	(1,327)	(71)
Income before income tax	42,677	53,685	(11,008)	(21)
Net income	31,637	40,259	(8,622)	(21)
Net income attributable to equity holders of PLDT:
Reported net income	31,697	40,217	(8,520)	(21)
Core income	39,035	42,028	(2,993)	(7)
EBITDA	79,959	83,717	(3,758)	(4)
EBITDA margin(3) and (4)	52%	54%	(2%)	(4)
Reported earnings per common share:
Basic	163.24	212.85	(49.61)	(23)
Diluted	163.10	212.85	(49.75)	(23)
Core earnings per common share(5):
Basic	201.58	222.55	(20.97)	(9)
Diluted	201.41	222.55	(21.14)	(9)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	79,209	77,260	1,949	3
Net cash used in investing activities	29,712	23,283	6,429	28
Capital expenditures	31,207	28,766	2,441	8
Net cash used in financing activities	40,204	55,322	(15,118)	(27)
Operational Data
Number of cellular subscribers	63,696,629	45,636,008	18,060,621	40
Number of fixed line subscribers	2,166,295	1,822,105	344,190	19
Number of broadband subscribers:	2,928,369	2,021,004	907,365	45
Fixed Line	859,960	665,027	194,933	29
Wireless	2,068,409	1,355,977	712,432	53
Number of employees:	34,116	28,770	5,346	19
Fixed Line	11,409	9,572	1,837	19
LEC	9,072	7,395	1,677	23
Others	2,337	2,177	160	7
Wireless	8,043	5,165	2,878	56
Business Process Outsourcing	14,664	14,033	631	4

Exchange Rates – per US$	As at December 31,	For the year ended December 31, Weighted average rates
2011	Php43.92	Php43.31
2010	43.81	45.12
2009	46.43	47.64

(1)	Includes the Digitel Group’s financial information and operational data as at and for the period from October 26, 2011 to December 31, 2011.
(2)	Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).
(3)

The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the succeeding page and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

(4)	EBITDA margin is measured as EBITDA divided by service revenues for the year.
(5)	Core earnings per common share, or core EPS, is measured as core income divided by the weighted average number of common shares for the year.

As discussed in Other Information and Note 13 – Business Combinations – PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements, the acquisition of Digitel was completed on October 26, 2011. Digitel’s consolidated financial highlights and results of operations as at December 31, 2011 and for the period from October 26, 2011 to December 31, 2011, as set forth in the table below, are included in our consolidated financial statements as at and for the year ended December 31, 2011:

(in millions, except for EBITDA margin and operational data)	Digitel Group	Intercompany Transactions	Incremental Impact of the Digitel Group on PLDT Group
As at December 31, 2011
Statements of Financial Position
Total assets	Php 46,512	(4,178)	42,334
Property, plant and equipment – net	39,544	—	39,544
Cash and cash equivalents and short-term investments	2,028	—	2,028
Notes payable and long-term debt, including current portion	40,545	(17,629)	22,916
For the period from October 26, 2011 to December 31, 2011
Income Statements
Revenues	Php 3,890	(45)	3,845
Expenses	3,809	(24)	3,785
Other expenses	3,004	(2,062)	942
Loss before income tax	2,923	(2,041)	882
Net loss for the period	2,647	(2,041)	606
Net loss attributable to equity holders:
Reported net loss	2,647	(2,041)	606
Core income	(243)	234	(9)
EBITDA	1,077	(21)	1,056
EBITDA margin(1)	28%	—	28%
Statements of Cash Flows
Net cash provided by operating activities	1,785	—	1,785
Net cash provided by investing activities	1,029	—	1,029
Capital expenditures	839	—	839
Net cash used in financing activities	793	—	793
Operational Data
Number of cellular subscribers	14,667,185	—	14,667,185
Number of fixed line subscribers	296,395	—	296,395
Number of broadband subscribers	551,423	—	551,423
Fixed Line	99,367	—	99,367
Wireless	452,056	—	452,056

(1)	EBITDA margin is measured as EBITDA divided by service revenues for the period.

Change in the Presentation of our Outbound Revenues

In 2011, we changed the presentation of our outbound revenues to gross amounts before charges billed to us, where applicable, by other carriers. In doing so, interconnection costs are then presented as a separate line item in the expense section of our consolidated income statements. Prior to 2011, we presented outbound revenues net of the share of other carriers. We made this change to present outbound revenue on a gross basis to more correctly present and align our consolidated income statement presentation with the predominant global practice in the telecommunications industry.

We accounted for the change retroactively and accordingly restated our comparative consolidated income statements. The change has no impact on our consolidated net income, earnings per share, cash flows and statements of financial position. The table below shows the affected line items in our financial information for the year ended December 31, 2010:

	For the year ended December 31, 2010
	As restated	As previously presented	Change
	(in millions)
Revenues	Php158,387	Php144,459	Php13,928
Expenses	102,831	88,903	13,928
EBITDA margin	54%	59%	(5%)

Overview

We are the largest and most diversified telecommunications company in the Philippines. Based on the recent reorganization, as discussed below, we have organized our business into business units based on our products and services and have four reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance:

•

Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Connectivity Unlimited Resource Enterprise, or CURE, and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Inc., or Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.4% of the outstanding common stock of Digitel as at March 6, 2012), our cellular service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•

Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and Digitel, all of which together account for approximately 17% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, and ABM Global Solutions, Inc. (formerly known as BayanTrade, Inc.), or AGS, and its subsidiaries, or AGS Group; netGames, Inc.; and bills printing and other value-added services, or VAS, -related services provided by ePDS, Inc., or ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services, on April 1, 2011 and its 57.51% interest in Level Up!, a publisher of online games, on July 11, 2011;

•

Business Process Outsourcing, or BPO –– knowledge processing solutions provided by SPi Technologies, Inc., or SPi, and its subsidiaries, or SPi Group; customer relationship management provided by SPi CRM Inc., or SPi CRM; and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others –– PCEV, a holding/investment company.

See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations to the accompanying consolidated financial statements.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand. For further information on the effect of the Digitel acquisition on PLDT and its businesses, see “–– Part II –– Other Information –– PLDT’s Acquisition of Digitel”.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT, business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 to spin off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV subsequently transferred to Beacon Electric Asset Holdings, Inc., or Beacon, in which PCEV acquired 50% equity interest effective March 31, 2010, 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment/holding company and reclassified PCEV from Wireless to Others business segment.

Our chief operating decision maker now views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which do not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly.

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Management’s Financial Review

We use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the years ended December 31, 2011 and 2010 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2011 and 2010:

	2011(1)	2010
	(in millions)
Consolidated EBITDA	Php79,959	Php83,717
Depreciation and amortization	(27,957)	(26,277)
Asset impairment on noncurrent assets	(8,517)	(1,496)
Amortization of intangible assets	(264)	(388)
Equity share in net earnings of associates and joint ventures	2,035	1,408
Interest income	1,372	1,200
Gains (losses) on derivative financial instruments – net	197	(1,741)
Foreign exchange gains (losses) – net	(744)	1,807
Financing costs – net	(6,491)	(6,698)
Other income	3,087	2,153

Consolidated income before income tax	42,677	53,685
Provision for income tax	(11,040)	(13,426)

Consolidated net income	Php31,637	Php40,259

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2011 and 2010:

	2011(1)	2010
	(in millions)
Consolidated core income	Php39,035	Php42,028
Gains (losses) on derivative financial instruments – net, excluding hedge cost	560	(1,307)
Core income adjustment on equity share in net earnings of associates and joint ventures	(476)	(699)
Foreign exchange gains (losses) – net	(750)	1,819
Asset impairment on noncurrent assets – net of share of noncontrolling interest	(8,517)	(1,492)
Others	233	—
Net tax effect of aforementioned adjustments	1,612	(132)

Net income attributable to equity holders of PLDT	31,697	40,217
Net income (loss) attributable to noncontrolling interests	(60)	42

Consolidated net income	Php31,637	Php40,259

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income, EBITDA, EBITDA margin and core income for the years ended December 31, 2011 and 2010. In each of the years ended December 31, 2011 and 2010, we generated a majority of our revenues from our operations within the Philippines.

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated
	(in millions)
December 31, 2011
Revenues	Php103,538	Php60,006	Php8,588	Php—	(Php15,529)	Php156,603
Expenses	71,049	50,620	7,598	11	(15,896)	113,382
Other income (expenses)	(1,694)	(593)	112	1,998	(367)	(544)
Income before income tax	30,795	8,793	1,102	1,987	—	42,677
Provision for income tax	8,429	2,491	118	2	—	11,040
Net income /Segment profit	22,366	6,302	984	1,985	—	31,637
EBITDA	55,393	22,675	1,558	(11)	344	79,959
EBITDA margin(2)	54%	39%	18%	(100%)	—	52%
Core income	29,903	5,765	906	2,461	—	39,035
December 31, 2010(1)
Revenues	105,381	60,158	8,112	—	(15,264)	158,387
Expenses	59,807	50,243	8,481	19	(15,719)	102,831
Other income (expenses)	(136)	(2,694)	43	1,371	(455)	(1,871)
Income (loss) before income tax	45,438	7,221	(326)	1,352	—	53,685
Provision for (benefit from) income tax	11,413	2,076	(64)	1	—	13,426
Net income /Segment profit (loss)	34,025	5,145	(262)	1,351	—	40,259
EBITDA	58,964	23,047	1,270	(19)	455	83,717
EBITDA margin(2)	57%	39%	16%	(100%)	—	54%
Core income	33,352	5,845	765	2,066	—	42,028

Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Revenues	(Php1,843)	(2)	(Php152)	—	Php476	6	Php—	—	(Php265)	2	(Php1,784)	(1)
Expenses	11,242	19	377	1	(883)	(10)	(8)	(42)	(177)	1	10,551	10
Other income (expenses)	(1,558)	1,146	2,101	(78)	69	160	627	46	88	(19)	1,327	(71)
Income before income tax	(14,643)	(32)	1,572	22	1,428	438	635	47	—	—	(11,008)	(21)
Provision for income tax	(2,984)	(26)	415	20	182	284	1	100	—	—	(2,386)	(18)
Net income /Segment profit (loss)	(11,659)	(34)	1,157	22	1,246	476	634	47	—	—	(8,622)	(21)
EBITDA	(3,571)	(6)	(372)	(2)	288	23	8	(42)	(111)	(24)	(3,758)	(4)
Core income	(3,449)	(10)	(80)	(1)	141	18	395	19	—	—	(2,993)	(7)

(1)

The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

(2)	EBITDA margin is measured as EBITDA divided by service revenues for the year.

The table below shows the contribution by business segment of the results of the Digitel Group since its acquisition on October 26, 2011 to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income, EBITDA, EBITDA margin and core income for the period from October 26, 2011 to December 31, 2011.

	Wireless	Fixed Line	Consolidated	Intercompany Transactions	Incremental Effect on PLDT Group
	(in millions)
For the period from October 26, 2011 to December 31, 2011
Revenues	Php3,184	Php706	Php3,890	(Php45)	Php3,845
Expenses	3,083	726	3,809	(24)	3,785
Other expenses	764	2,240	3,004	(2,062)	942
Loss before income tax	663	2,260	2,923	(2,041)	882
Provision for income tax	258	18	276	—	276
Net loss /Segment profit	405	2,242	2,647	(2,041)	606
EBITDA	1,137	(60)	1,077	(21)	1,056
EBITDA margin(1)	37%	(8%)	28%	—	28%
Core income	154	(397)	(243)	234	(9)

(1)	EBITDA margin is measured as EBITDA divided by service revenues for the period.

On a Consolidated Basis

We reported consolidated revenues of Php156,603 million in 2011, which includes revenue contribution from the Digitel Group of Php3,890 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php1,784 million, or 1%, as compared with Php158,387 million in 2010, primarily due to a decline in our service revenues by Php2,212 million as a result of decreases in cellular and satellite revenues from our wireless business, and national long distance and local exchange services from our fixed line business. These were partially offset by higher revenues from data and other network services, as well as the higher revenue contribution of our BPO business.

The following table shows the breakdown of our consolidated revenues by business segment for the years ended December 31, 2011 and 2010:

					Change
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Wireless	Php103,538	66	Php105,381	67	(Php1,843)	(2)
Fixed line	60,006	38	60,158	38	(152)	—
BPO	8,588	6	8,112	5	476	6
Inter-segment transactions	(15,529)	(10)	(15,264)	(10)	(265)	2

Consolidated	Php156,603	100	Php158,387	100	(Php1,784)	(1)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Consolidated expenses increased by Php10,551 million, or 10%, to Php113,382 million in 2011, which includes expenses from the Digitel Group of Php3,809 million for the period from October 26, 2011 to December 31, 2011, from Php102,381 million in 2010, largely as a result of higher asset impairment, selling and promotions, depreciation and amortization, taxes and licenses, repairs and maintenance, professional and other contracted services, and cost of sales, partly offset by decreases in compensation and employee benefits, and amortization of intangible assets.

The following table shows the breakdown of our consolidated expenses by business segment for the years ended December 31, 2011 and 2010:

					Change
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Wireless	Php71,049	62	Php59,807	58	Php11,242	19
Fixed line	50,620	45	50,243	49	377	1
BPO	7,598	7	8,481	8	(883)	(10)
Others	11	—	19	—	(8)	(42)
Inter-segment transactions	(15,896)	(14)	(15,719)	(15)	(177)	1

Consolidated	Php113,382	100	Php102,831	100	Php10,551	10

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Consolidated other expenses in 2011 amounted to Php544 million, which includes other expenses from the Digitel Group of Php3,004 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php1,327 million, or 71%, from Php1,871 million in 2010, primarily due to the combined effects of the following: (i) net gains on derivative financial instruments of Php197 million in 2011 as against net losses on derivative financial instruments of Php1,741 million in 2010 mainly due to the effect of wider U.S. dollar and peso interest rate differentials and depreciation of the Philippine peso to the U.S. dollar, and a decrease in hedge costs mainly due to the offsetting effect of overlay transactions in 2011; (ii) an increase in other income by Php934 million mainly due to the reversal of prior year’s accrual of long-term incentive plan, or LTIP, pension benefit income recognized by PLDT and net gain on sale of investments in Level Up! and Digital Paradise, partly offset by lower net gain on disposal of fixed assets of Php742 million in 2011; (iii) net increase in equity share in net earnings of associates and joint ventures by Php627 million; (iv) a decrease in net financing costs by Php207 million mainly due to lower interest on loans and other related items on account of lower average interest rates and, partially offset by higher average level of loan balances by our fixed line and wireless businesses and lower capitalized interest by our wireless business; (v) higher interest income by Php172 million due to a higher average level of peso and dollar short-term investments, higher average peso and dollar interest rates and the impact of the depreciation of the Philippine peso on dollar placements; and (vi) net foreign exchange losses of Php744 million in 2011 as against net foreign exchange gains of Php1,807 million in 2010 due to the revaluation of foreign-currency denominated assets and liabilities as a result of the effect of the depreciation of the Philippine peso to the U.S. dollar.

The following table shows the breakdown of our consolidated other expenses by business segment for the years ended December 31, 2011 and 2010:

					Change
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Wireless	(Php1,694)	311	(Php136)	7	(Php1,558)	1,146
Fixed line	(593)	109	(2,694)	144	2,101	(78)
BPO	112	(21)	43	(2)	69	160
Others	1,998	(367)	1,371	(73)	627	46
Inter-segment transactions	(367)	68	(455)	24	88	(19)

Consolidated	(Php544)	100	(Php1,871)	100	(Php1,327)	(71)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Consolidated net income, including a net loss contribution from the Digitel Group of Php2,647 million for the period from October 26, 2011 to December 31, 2011, decreased by Php8,622 million, or 21%, to Php31,637 million in 2011, from Php40,259 million in 2010. The decrease was mainly due to the combined effects of the following: (i) a decrease in consolidated revenues by Php1,784 million; (ii) an increase in consolidated expenses by Php11,742 million; (iii) a decrease in consolidated other expenses by Php1,327 million; and (iv) a decrease in consolidated provision for income tax by Php2,386 million, which was mainly due to lower taxable income from our wireless business. Our consolidated basic and diluted EPS decreased to Php163.24 and 163.10, respectively, in 2011 from consolidated basic and diluted EPS of 212.85 in 2010. Our weighted average number of outstanding common shares was approximately 191.4 million and 186.8 million in the years ended December 31, 2011 and 2010, respectively.

The following table shows the breakdown of our consolidated net income by business segment for the years ended December 31, 2011 and 2010:

					Change
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Wireless	Php22,366	71	Php34,025	85	(Php11,659)	(34)
Fixed line	6,302	20	5,145	13	1,157	22
BPO	984	3	(262)	(1)	1,246	476
Others	1,985	6	1,351	3	634	47

Consolidated	Php31,637	100	Php40,259	100	(Php8,622)	(21)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

EBITDA

Our consolidated EBITDA was Php79,959 million in 2011, which includes an EBITDA contribution from the Digitel Group of Php1,077 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php3,758 million, or 4%, as compared with Php83,717 million in 2010, primarily due to a decline in service revenues from our wireless business, and higher operating expenses driven primarily by higher selling and promotions expenses, taxes and licenses, repairs and maintenance, and professional and other contracted services, and higher provision for uncollectible receivables.

The following table shows the breakdown of our consolidated EBITDA by business segment for the years ended December 31, 2011 and 2010:

					Change
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Wireless	Php55,393	69	Php58,964	70	(Php3,571)	(6)
Fixed line	22,675	28	23,047	28	(372)	(2)
BPO	1,558	2	1,270	2	288	23
Others	(11)	—	(19)	—	8	(42)
Inter-segment transactions	344	1	455	—	(111)	(24)

Consolidated	Php79,959	100	Php83,717	100	(Php3,758)	(4)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Core Income

Our consolidated core income was Php39,035 million in 2011, which includes a loss from the Digitel Group of Php243 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php2,993 million, or 7%, as compared with Php42,028 million in 2010, primarily due to a decrease in consolidated revenues and an increase in consolidated expenses, partially offset by decreases in consolidated other expenses and consolidated provision for income tax. Our consolidated basic and diluted core EPS also decreased to Php201.58 and Php201.41, respectively, in 2011 from Php222.55 in 2010.

The following table shows the breakdown of our consolidated core income by business segment for the years ended December 31, 2011 and 2010:

					Increase (Decrease)
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Wireless	Php29,903	77	Php33,352	79	(Php3,449)	(10)
Fixed line	5,765	15	5,845	14	(80)	(1)
BPO	906	2	765	2	141	18
Others	2,461	6	2,066	5	395	19

Consolidated	Php39,035	100	Php42,028	100	(Php2,993)	(7)

(1)	Includes the Digitel Group’s results of operations for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php103,538 million in 2011, including a contribution from DMPI of Php3,184 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php1,843 million, or 2%, from Php105,381 million in 2010.

The following table summarizes our total revenues from our wireless business for the years ended December 31, 2011 and 2010 by service segment:

					Increase (Decrease)
	2011(1)%		2010	%	Amount	%
	(in millions)
Service Revenues:
Cellular(2)	Php93,645	90	Php95,520	91	(Php1,875)	(2)
Wireless broadband, satellite and others Wireless broadband(2)	6,804	7	6,287	6	517	8
Satellite and others	1,620	2	2,217	2	(597)	(27)

	102,069	99	104,024	99	(1,955)	(2)
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM, -packs and broadband data modems	1,469	1	1,357	1	112	8

Total Wireless Revenues	Php103,538	100	Php105,381	100	(Php1,843)	(2)

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table summarizes the revenue contribution of DMPI for the period from October 26, 2011 to December 31, 2011 by service segment:

	2011	%
	(in millions)
Service Revenues:
Cellular	Php2,808	88
Wireless broadband, satellite and others Wireless broadband	290	9

	3,098	97
Non-Service Revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	86	3

Total Wireless Revenues	Php3,184	100

Service Revenues

Our wireless service revenues decreased by Php1,955 million, or 2%, to Php102,069 million in 2011, which includes service revenues from DMPI of Php3,098 million for the period from October 26, 2011 to December 31, 2011, as compared with Php104,024 million in 2010, mainly as a result of lower revenues from our cellular, and satellite and other services. The decrease in our cellular revenues was mainly due to the decline in revenues from domestic and international calls, as well as from domestic text messaging services on the back of pervasive multiple SIM card ownership, increased utilization of unlimited offers and increasing patronage of social networking sites, partially offset by an increase in international short messaging service, or SMS, as well as higher VAS revenues, mainly from internet-based VAS and Pasa Load. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular average revenue per unit/s, or ARPUs, for 2011 were lower as compared with 2010. We expect the decreasing trend in our cellular revenues, particularly our revenues from traditional voice and text messaging services, to continue due to the popularity of unlimited offers, multiple SIM card ownership and the emerging popularity of social media services. As a percentage of our total wireless revenues, service revenues amounted to 99% in each of 2011 and 2010.

Cellular Service

Our cellular service revenues in 2011 amounted to Php93,645 million, which includes revenues from DMPI for the period from October 26, 2011 to December 31, 2011 of Php2,808 million, a decrease of Php1,875 million, or 2%, from Php95,520 million in 2010. Cellular service revenues accounted for 92% of our wireless service revenues in 2011 and 2010.

Smart, together with Talk ‘N Text, Red Mobile and Sun Cellular, has focused on segmenting the market by offering sector-specific, value-driven packages for its subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, Smart’s buckets now also offer voice, text and hybrid bundles available to all networks. Smart also provides packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

Postpaid subscribers have similar options depending on their monthly subscription plans. Recently, Smart introduced its new postpaid consumable plan, Smart All-in Plans, which enables subscribers to choose from Smart’s different services, such as unlimited call, text, or mobile browsing, all charged within the subscriber’s monthly service fee.

Smart’s most recent innovation is the Trio 20, the first Smart-Talk ‘N Text-Sun Cellular Synergy offer. For only Php20, subscribers can send 200 texts and 15 minutes of calls to other Smart, Talk ‘N Text and Sun Cellular subscribers valid for 1 day.

The following table shows the breakdown of our cellular service revenues for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011(1)	2010(2)	Amount	%
	(in millions)
Cellular service revenues	Php93,645	Php95,520	(Php1,875)	(2)
By service type	91,120	92,914	(1,794)	(2)
Prepaid	81,648	84,385	(2,737)	(3)
Postpaid	9,472	8,529	943	11
By component	91,120	92,914	(1,794)	(2)
Voice	43,885	45,678	(1,793)	(4)
Data	47,235	47,236	(1)	—
Others(3)	2,525	2,606	(81)	(3)

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.
(3)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka, Wolfpac and other Smart subsidiaries.

The following table shows the breakdown of DMPI’s cellular service revenues for the period from October 26, 2011 to December 31, 2011:

2011
(in millions)
Cellular service revenues	Php2,808
By service type	2,757
Prepaid	1,558
Postpaid	1,199
By component	2,757
Voice	1,537
Data	1,220
Others	51

The following table shows our other key measures of our cellular business as at and for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011	2010	Amount	%
Cellular subscriber base	63,696,629	45,636,008	18,060,621	40
Prepaid	61,792,792	45,214,433	16,578,359	37
Smart Prepaid	26,573,137	25,293,443	1,279,694	5
Talk ‘N Text	20,467,175	18,967,381	1,499,794	8
Red Mobile	1,438,384	953,609	484,775	51
Sun Cellular(1)	13,314,096	—	13,314,096	100
Postpaid	1,903,837	421,575	1,482,262	352
Smart	550,485	421,575	128,910	31
Red Mobile(2)	263	—	263	100
Sun Cellular(1)	1,353,089	—	1,353,089	100
Systemwide traffic volumes (in millions)
Calls (in minutes)(3)	41,251	26,813	14,438	54
Domestic	38,166	23,787	14,379	60
Inbound	1,350	1,437	(87)	(6)
Outbound	36,816	22,350	14,466	65
International	3,085	3,026	59	2
Inbound	2,862	2,817	45	2
Outbound	223	209	14	7
SMS/Data count (in hits)(4)	354,135	341,113	13,022	4
Text messages	351,502	339,530	11,972	4
Domestic	350,858	339,011	11,847	3
Inbound	10,477	8,058	2,419	30
Outbound	340,381	330,953	9,428	3
Bucket-Priced/Unlimited	322,588	312,634	9,954	3
Standard	17,793	18,319	(526)	(3)
International	644	519	125	24
Inbound	363	211	152	72
Outbound	281	308	(27)	(9)
Value-Added Services	2,596	1,557	1,039	67
Financial Services	37	26	11	42

(1)	Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.
(2)	Red Mobile postpaid was launched on March 17, 2011.
(3)	Includes DMPI’s minutes for the period from October 26, 2011 to December 31, 2011.
(4)	Includes DMPI’s SMS counts for the period from October 26, 2011 to December 31, 2011.

Revenues generated from our prepaid cellular services amounted to Php81,648 million in 2011, a decrease of Php2,737 million, or 3%, as compared with Php84,385 million in 2010. Prepaid cellular service revenues accounted for 90% and 91% of cellular voice and data revenues in 2011 and 2010, respectively. Revenues generated from postpaid cellular service amounted to Php9,472 million in 2011, an increase of Php943 million, or 11%, as compared with Php8,529 million earned in 2010, and which accounted for 10% and 9% of cellular voice and data revenues in of 2011 and 2010, respectively. The decrease in revenues from our prepaid cellular services was primarily due to a decline in revenues from domestic and international calls, as well as domestic SMS, partially offset by an increase in VAS revenues, mainly from internet-based VAS and Pasa Load, and the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011.

Revenues attributable to DMPI’s prepaid and postpaid cellular services for the period from October 26, 2011 to December 31, 2011 amounted to Php1,558 million and Php1,199 million, and accounted for 57% and 43% of DMPI’s cellular voice and data revenues, respectively.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, decreased by Php1,793 million, or 4%, to Php43,885 million in 2011 from Php45,678 million in 2010, primarily due to a decrease in domestic and international call revenues, partially offset by the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. Cellular voice services accounted for 47% and 48% of our cellular service revenues in 2011 and 2010, respectively.

Cellular revenues from DMPI’s voice services amounted to Php1,537 million for the period from October 26, 2011 to December 31, 2011 and accounted for 55% of DMPI’s cellular service revenues in 2011. Domestic and international voice service revenues contributed Php1,396 million and Php141 million, and accounted for 91% and 9%, respectively, of DMPI’s voice service revenues for the period from October 26, 2011 to December 31, 2011.

The following table shows the breakdown of our cellular voice revenues for the years ended December 31, 2011 and 2010:

			Decrease
	2011(1)	2010(2)	Amount	%
	(in millions)
Voice services:
Domestic
Inbound	Php4,963	Php5,203	(Php240)	(5)
Outbound	22,442	22,807	(365)	(2)

	27,405	28,010	(605)	(2)

International
Inbound	13,906	14,738	(832)	(6)
Outbound	2,574	2,930	(356)	(12)

	16,480	17,668	(1,188)	(7)

Total	Php43,885	Php45,678	(Php1,793)	(4)

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table shows the breakdown of DMPI’s cellular voice revenues for the period from October 26, 2011 to December 31, 2011:

2011
(in millions)
Voice services:
Domestic	Php1,396
Inbound	198
Outbound	1,198
International	141
Inbound	4
Outbound	137

Total	Php1,537

Domestic voice service revenues decreased by Php605 million, or 2%, to Php27,405 million in 2011 from Php28,010 million in 2010, primarily due to a decrease in domestic outbound call revenues by Php365 million, or 2%, to Php22,442 million in 2011 from Php22,807 million in 2010 mainly due to higher traffic volumes of unlimited calls at lower yield. In addition, revenues from our domestic inbound voice service decreased by Php240 million, or 5%, to Php4,963 million in 2011 from Php5,203 million in 2010 as a result of a decrease in inbound call traffic from domestic fixed line and mobile carriers. Domestic outbound call volumes increased by 14,466 million minutes, or 65%, to 36,816 million minutes in 2011 from 22,350 million minutes in 2010, while domestic inbound call volumes decreased by 87 million minutes, or 6%, to 1,350 million minutes in 2011 from 1,437 million minutes in 2010. The overall increase in domestic call traffic was due to higher call volumes resulting from unlimited voice offerings and the inclusion of Digitel’s call traffic for the period from October 26, 2011 to December 31, 2011.

Revenues attributable to DMPI’s domestic cellular voice service for the period from October 26, 2011 to December 31, 2011 amounted to Php1,396 million and accounted for 50% of DMPI’s cellular service revenues. DMPI’s domestic inbound and outbound call volumes were 55 million minutes and 2,590 million minutes, respectively, for the period from October 26, 2011 to December 31, 2011.

International voice service revenues decreased by Php1,188 million, or 7%, to Php16,480 million in 2011 from Php17,668 million in 2010, with a decline in international inbound voice service revenues by Php832 million, or 6%, to Php13,906 million in 2011 from Php14,738 million in 2010, as well as a decline in international outbound voice service revenues by Php356 million, or 12%, to Php2,574 million in 2011 from Php2,930 million in 2010. The decline in international voice service revenues was primarily due to a reduction in inbound termination rates, as well as the effect on our dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010, partially offset by the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. Conversely, international inbound and outbound calls totaled 3,085 million minutes in 2011, an increase of 59 million minutes, or 2%, from 3,026 million minutes in 2010 mainly due to an increase in our cellular subscriber base.

Revenues attributable to DMPI’s international cellular voice service for the period from October 26, 2011 to December 31, 2011 amounted to Php141 million and accounted for 9% of DMPI’s cellular voice service revenues. DMPI’s international inbound and outbound call volumes were 1 million minutes and 35 million minutes, respectively, for the period from October 26, 2011 to December 31, 2011.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, decreased by Php1 million to Php47,235 million in 2011 from Php47,236 million in 2010, primarily due to a decrease in text messaging revenues, partially offset by the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. Cellular data services accounted for 50% and 49% of our cellular service revenues in 2011 and 2010, respectively.

The following table shows the breakdown of our cellular data service revenues for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011(1)	2010(2)	Amount	%
	(in millions)
Text messaging
Domestic	Php40,096	Php41,070	(Php974)	(2)
Bucket-Priced/Unlimited	23,164	23,836	(672)	(3)
Standard	16,932	17,234	(302)	(2)
International	3,612	3,534	78	2

	43,708	44,604	(896)	(2)

Value-added services
Internet-based(3)	1,707	858	849	99
Pasa Load/Give-a-load(4)	664	483	181	37
SMS-based(5)	652	684	(32)	(5)
MMS-based(6)	458	568	(110)	(19)

	3,481	2,593	888	34

Financial services	46	39	7	18

Total	Php47,235	Php47,236	(Php1)	—

(1)	Includes DMPI’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.
(3)	Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs. Uzzap is an IP-based messaging service that allows instant messaging, email, SMS, group messages, chatting, etc.
(4)	Includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up.
(5)	Includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs.
(6)	Includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

The following table shows the breakdown of DMPI’s cellular data service revenues for the period from October 26, 2011 to December 31, 2011:

2011
(in millions)
Text messaging
Domestic	Php1,083
Bucket-Priced/Unlimited	678
Standard	405
International	37

1,120

Value-added services
Internet-based	67
SMS-based	31
MMS-based	1
Give-a-load	1

100

Total	Php1,220

Text messaging-related services contributed revenues of Php43,708 million in 2011, a decrease of Php896 million, or 2%, as compared with Php44,604 million in 2010, and accounted for 92% and 94% of our total cellular data service revenues in 2011 and 2010, respectively. The decrease in revenues from text messaging-related services resulted mainly from declining SMS yields. Another factor that contributed to this decline in revenues is the availability of alternative means of communication through social media sites. Text messaging revenues from the various bucket-priced/unlimited plans totaled Php23,164 million in 2011, a decrease of Php672 million, or 3%, as compared with Php23,836 million in 2010, primarily as a result of lower yields. Standard text messaging revenues decreased by Php302 million, or 2%, to Php16,932 million in 2011 from Php17,234 million in 2010, primarily as a result of decreased usage. On the other hand, the increase in international text messaging revenues was mainly due to the growth in international inbound SMS traffic and a higher average yield per international inbound SMS.

DMPI’s text messaging-related revenues contributed Php1,120 million and accounted for 92% of DMPI’s cellular data service revenues for the period from October 26, 2011 to December 31, 2011. Standard text messaging revenues amounted to Php405 million, while text messaging revenues from domestic bucket-priced/unlimited plans contributed Php678 million.

Bucket-priced/unlimited text messages increased by 9,954 million, or 3%, to 322,588 million in 2011 from 312,634 million in 2010 mainly due to DMPI’s contribution of 8,235 million bucket-priced/unlimited text messages for the period from October 26, 2011 to December 31, 2011. On the other hand, standard text messages declined by 526 million, or 3%, to 17,793 million in 2011 from 18,319 million in 2010. The decline was partly offset by DMPI’s contribution of 367 million standard text messages for the period from October 26, 2011 to December 31, 2011.

VAS contributed revenues of Php3,481 million in 2011, an increase of Php888 million, or 34%, as compared with Php2,593 million in 2010, primarily due to an increase in revenues from internet-based VAS, which increased by Php849 million, or 99%, to Php1,707 million in 2011 from Php858 million in 2010, and Pasa Load/Give-a-load by Php181 million, or 37%, to Php664 million in 2011 from Php483 million in 2010.

Of VAS revenues, DMPI’s VAS revenues amounted to Php100 million and accounted for 8% of DMPI’s cellular data service revenues for the period from October 26, 2011 to December 31, 2011, primarily due to revenue contributions of Php67 million and Php31 million of DMPI’s internet-based and SMS-based VAS, respectively.

Subscriber Base, ARPU and Churn Rates

As at December 31, 2011, Smart, including Talk ‘N Text, Red Mobile and Sun Cellular subscribers, totaled 63,696,629, an increase of 18,060,621, or 40%, over their combined cellular subscriber base of 45,636,008 as at December 31, 2010. Our cellular prepaid subscriber base grew by 16,578,359, or 37%, to 61,792,792 as at December 31, 2011 from 45,214,433 as at December 31, 2010, and our cellular postpaid subscriber base increased by 1,482,262, or 352%, to 1,903,837 as at December 31, 2011 from 421,575 as at December 31, 2010. The significant increase in subscriber base was primarily due to the inclusion of DMPI’s prepaid and postpaid subscribers of 13,314,096 and 1,353,089, respectively, as at December 31, 2011. Prepaid subscribers accounted for 97% and 99% of our total subscriber base as at December 31, 2011 and 2010, respectively.

Our net subscriber activations for the years ended December 31, 2011 and 2010 were as follows:

			Increase (Decrease)
	2011	2010	Amount	%
Prepaid	3,264,263	4,321,335	(1,057,072)	(24)
Smart Prepaid	1,279,694	1,530,629	(250,935)	(16)
Talk ‘N Text	1,499,794	1,916,668	(416,874)	(22)
Red Mobile	484,775	874,038	(389,263)	(45)
Postpaid	129,173	(13,968)	143,141	1,025
Smart	128,910	(13,968)	142,878	1,023
Red Mobile(1)	263	—	263	100

Total	3,393,436	4,307,367	(913,931)	(21)

(1)	Red Mobile postpaid was launched on March 17, 2011.

Prepaid and postpaid subscribers reflected net activations of 3,264,263 and 129,173 subscribers, respectively, in 2011 as compared with net activations of 4,321,335 and net reductions of 13,968 in 2010. Sun Cellular’s prepaid and postpaid subscribers reflected net activations of 338,759 and 49,697 subscribers, respectively, for the period from October 26, 2011 to December 31, 2011, which are not included in the net activation presented in the table above.

For Smart Prepaid subscribers, the average monthly churn rate in 2011 and 2010 were 5.1% and 5.0%, respectively, while the average monthly churn rate for Talk ‘N Text subscribers were 5.5% and 5.3% in 2011 and 2010, respectively. The average monthly churn rate for Red Mobile prepaid subscribers were 17.4% and 26.9% in 2011 and 2010, respectively.

The average monthly churn rate for Smart’s postpaid subscribers were 2.1% and 2.4% for 2011 and 2010, respectively. Smart’s policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber’s account is either 45 days overdue or if the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is temporarily disconnected. If the account is not settled within 30 days from temporary disconnection, the account is then considered as churned. From the time that temporary disconnection is initiated, a series of collection activities is implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

The following table summarizes our average monthly cellular ARPUs for the years ended December 31, 2011 and 2010:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2011	2010	Amount	%	2011	2010	Amount	%
Prepaid
Smart Prepaid	Php198	Php220	(Php22)	(10)	Php173	Php193	(20)	(10)
Talk ‘N Text	124	139	(15)	(11)	109	122	(13)	(11)
Red Mobile	38	11	27	245	33	9	24	267
Prepaid – Blended(4)	162	183	(21)	(11)	142	161	(19)	(12)
Postpaid
Smart Postpaid	1,548	1,678	(130)	(8)	1,511	1,638	(127)	(8)
Red Mobile(5)	373	—	373	100	373	—	373	100
Postpaid – Blended(6)	1,548	1,678	(130)	(8)	1,510	1,638	(128)	(8)
Prepaid and Postpaid Blended(7)	175	198	(23)	(12)	155	175	(20)	(11)

Sun Cellular’s average monthly cellular ARPUs for the period from October 26, 2011 to December 31, 2011 were as follows:

	Gross(1)	Net(2)
Sun Cellular(3)
Prepaid	Php75	Php65
Postpaid	450	447

(1)

Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2)

Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month. Net monthly ARPUs in 2010 have been restated to reflect the change in the presentation of our outbound revenues.

(3)

Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of the Digitel Group.

(4)	The average monthly ARPU of Smart Prepaid, Talk ‘N Text and Red Mobile.
(5)	Red Mobile postpaid was launched on March 17, 2011.
(6)	The average monthly ARPU of Smart and Red Mobile postpaid.
(7)	The average monthly ARPU of all prepaid and postpaid cellular subscribers except for Sun Cellular subscribers.

Prepaid service revenues consist mainly of charges for the subscribers’ actual usage of their loads. Prepaid blended gross average monthly ARPU in 2011 was Php162, a decrease of 11%, as compared with Php183 in 2010. The decrease was primarily due to a decline in the average domestic outbound call and text messaging revenue per subscriber, as well as a drop in the average international inbound voice revenue per subscriber in 2011 as compared with 2010. On a net basis, prepaid blended average monthly ARPU in 2011 was Php142, a decrease of 12%, as compared with Php161 in 2010.

Postpaid blended gross and net average monthly ARPU decreased to Php1,548 and Php1,510, respectively, in 2011 as compared with Php1,678 and Php1,638, respectively, in 2010. Prepaid and postpaid gross average monthly blended ARPU was Php175 in 2011, a decrease of 12%, as compared with Php198 in 2010. Likewise, the net average monthly prepaid and postpaid blended ARPU decreased by 11% to Php155 in 2011 from Php175 in 2010.

Sun Cellular’s prepaid gross and net average monthly ARPU for the period from October 26, 2011 to December 31, 2011 were Php75 and Php65, respectively, while postpaid gross and net average monthly ARPU for the period from October 26, 2011 to December 31, 2011 were Php450 and Php447, respectively.

Our average monthly prepaid and postpaid ARPUs per quarter in 2011 and 2010 were as follows:

	Prepaid						Postpaid
	Smart Prepaid		Talk ‘N Text		Red Mobile		Smart		Red Mobile(1)
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
2011
First Quarter	Php205	Php180	Php129	Php113	Php32	Php28	Php1,610	Php1,557	Php133	Php133
Second Quarter	203	179	126	111	43	38	1,638	1,576	413	413
Third Quarter	188	166	117	103	39	33	1,494	1,430	431	431
Fourth Quarter	194	166	124	109	39	34	1,452	1,480	355	355
2010
First Quarter	232	204	140	122	11	9	1,686	1,666	—	—
Second Quarter	224	197	141	123	4	4	1,665	1,627	—	—
Third Quarter	207	181	135	118	6	5	1,661	1,614	—	—
Fourth Quarter	215	189	140	123	22	19	1,702	1,646	—	—

(1)	Red Mobile postpaid was launched on March 17, 2011.
(2)	Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.
(3)

Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter. Net monthly ARPUs in 2010 have been restated to reflect the change in the presentation of our outbound revenues, as discussed in Note 2 – Summary of Significant Accounting Policies to the accompanying consolidated financial statements.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php517 million, or 8%, to Php6,804 million in 2011 from Php6,287 million in 2010, primarily due to the 53% growth in broadband subscriber base and as a result of the inclusion of DMPI’s revenues for the period from October 26, 2011 to December 31, 2011 of Php290 million, partially offset by a decline in ARPU.

SBI and Sun Broadband Wireless, DMPI’s broadband service, offer a number of wireless broadband services and had a total of 2,068,409 subscribers as at December 31, 2011, an increase of 712,432 subscribers, or 53%, as compared with 1,355,977 subscribers as at December 31, 2010, primarily due to the inclusion of DMPI’s prepaid and postpaid broadband subscribers of 200,972 and 251,084, respectively, as at December 31, 2011. Our postpaid wireless broadband subscriber base increased by 274,660 subscribers, or 64%, to 705,417 subscribers as at December 31, 2011 from 430,757 subscribers as at December 31, 2010, while our prepaid wireless broadband subscriber base increased by 437,772 subscribers, or 47%, to 1,362,992 subscribers as at December 31, 2011 from 925,220 subscribers as at December 31, 2010.

SmartBro, SBI’s wireless broadband service linked to Smart’s wireless broadband-enabled base stations, allows subscribers to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home.

SBI offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time. Both provide instant connectivity in places where there is Smart network coverage. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants, with prepaid offering 30-minute internet access for every Php10 worth of load. SBI also offers unlimited internet surfing with Unli Surf200, Unli Surf100 and Unli Surf50 for SmartBro Plug-It and Pocket Wifi Prepaid subscribers with specific internet usage needs. We also have an additional array of load packages that offer per minute-based charging and longer validity periods.

DMPI’s Sun Broadband Wireless service offers internet users an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network. Sun Broadband Wireless has plans and offerings ranging from Php350 to Php1,495 with speeds of up to 2 Mbps.

SmartBro WiMAX service is available in Metro Manila and selected key cities in Visayas and Mindanao. WiMAX, which stands for Worldwide Interoperability for Microwave Access, is a wide area network technology that allows for a more efficient radio-band usage, improved interference avoidance and higher data rates over a longer distance. WiMAX unlimited broadband usage is available under Plan 799 and Plan 999 with burst speeds of 512 kbps up to 1 Mbps, respectively.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php597 million, or 27%, to Php1,620 million in 2011 from Php2,217 million in 2010, primarily due to the sale of Mabuhay Satellite’s transponders on July 1, 2010 and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues increased by Php112 million, or 8%, to Php1,469 million in 2011 as compared with Php1,357 million in 2010, primarily due to the effect of the inclusion of DMPI’s non-service revenues of Php86 million for the period from October 26, 2011 to December 31, 2011, as well as the increase in cellular handset/SIM-pack activations, partially offset by a lower quantity of broadband data modems sold.

Expenses

Expenses associated with our wireless business in 2011, which includes DMPI’s expenses of Php3,083 million, amounted to Php71,049 million, an increase of Php11,242 million, or 19%, from Php59,807 million in 2010. A significant portion of this increase was attributable to higher expenses related to asset impairment, as well as higher selling and promotions, depreciation and amortization, cost of sales, repairs and maintenance, and taxes and licenses, partially offset by lower expenses related to compensation and employee benefits, rent and interconnection costs. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 69% and 57% in 2011 and 2010, respectively.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Depreciation and amortization	Php14,295	20	Php13,243	22	Php1,052	8
Interconnection costs	9,604	14	10,194	17	(590)	(6)
Asset impairment	9,197	13	824	1	8,373	1,016
Rent	8,251	12	9,038	15	(787)	(9)
Selling and promotions	6,144	9	3,809	6	2,335	61
Repairs and maintenance	5,643	8	5,058	9	585	12
Compensation and employee benefits(3)	5,248	7	6,385	11	(1,137)	(18)
Cost of sales	4,267	6	3,587	6	680	19
Professional and other contracted services	3,176	5	3,104	5	72	2
Taxes and licenses	2,233	3	1,681	3	552	33
Communication, training and travel	1,022	1	946	2	76	8
Insurance and security services	847	1	831	1	16	2
Amortization of intangible assets	108	—	134	—	(26)	(19)
Other expenses	1,014	1	973	2	41	4

Total	Php71,049	100	Php59,807	100	Php11,242	19

(1)	Includes DMPI’s expenses for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section and the transfer of PCEV from Wireless to Others’ business segment, as discussed in the “Overview” section.

(3)	Includes salaries and employee benefits, LTIP, pension and manpower rightsizing program, or MRP, costs.

The following table summarizes the breakdown of DMPI’s wireless-related expenses for the period from October 26, 2011 to December 31, 2011 and the percentage of each expense item in relation to the total:

	2011	%
	(in millions)
Depreciation and amortization	Php907	29
Interconnection costs	425	14
Cost of sales	412	13
Repairs and maintenance	398	13
Selling and promotions	278	9
Compensation and employee benefits	219	7
Rent	199	7
Professional and other contracted services	74	2
Taxes and licenses	64	2
Communication, training and travel	48	2
Asset impairment	37	1
Insurance and security services	8	—
Other expenses	14	1

Total	Php3,083	100

Depreciation and amortization charges increased by Php1,052 million, or 8%, to Php14,295 million on account of higher depreciation charges on cellular network facilities, business and operations support systems and the inclusion of DMPI’s depreciation and amortization expenses for the period from October 26, 2011 to December 31, 2011.

Interconnection costs decreased by Php590 million, or 6%, to Php9,604 million primarily due to an increase in inter-operator rebates and a decrease in interconnection charges, outbound traffic for domestic and international calls and roaming SMS, partially offset by the inclusion of DMPI’s interconnection costs for the period from October 26, 2011 to December 31, 2011.

Asset impairment increased by Php8,373 million to Php9,197 million primarily due to impairment charges on certain network equipment and facilities as a result of the network modernization program by Smart, higher provision for inventory obsolescence, partly offset by lower provision for uncollectible receivables.

Rent expenses decreased by Php787 million, or 9%, to Php8,251 million primarily due to lower domestic fiber optic network, or DFON, charges as a result of lower rental rates and a decrease in satellite and building rental, partially offset by the increase in cell site, leased line and pole charges and the inclusion of DMPI’s rent expenses for the period from October 26, 2011 to December 31, 2011. In 2011, we had 10,482 cell sites, 14,879 cellular/mobile broadband base stations and 4,918 fixed wireless broadband-enabled base stations, which includes DMPI’s 4,414 cell sites, 4,376 cellular/mobile broadband base stations and 2,132 fixed wireless broadband-enabled base stations, as compared with 6,037 cell sites, 10,316 cellular/mobile broadband base stations and 2,519 fixed wireless broadband-enabled base stations in 2010.

Selling and promotion expenses increased by Php2,335 million, or 61%, to Php6,144 million primarily due to the inclusion of DMPI’s selling and promotions expense for the period from October 26, 2011 to December 31, 2011 and higher spending on advertising and promotional campaigns, commissions and public relations expenses.

Repairs and maintenance expenses increased by Php585 million, or 12%, to Php5,643 million mainly due to the inclusion of DMPI’s repairs and maintenance expense for the period from October 26, 2011 to December 31, 2011, higher electricity and fuel costs for power generation, as well as higher expenses related to computer hardware and other work equipment, partly offset by lower maintenance charges for cellular and broadband network facilities, and computer software.

Compensation and employee benefits expenses decreased by Php1,137 million, or 18%, to Php5,248 million primarily due to lower LTIP, salaries and employee benefits, and lower MRP costs, partially offset by the inclusion of DMPI’s compensation and employee benefit expenses for the period from October 26, 2011 to December 31, 2011 and higher provision for pension benefits. Employee headcount increased to 8,043 as at December 31, 2011 as compared with 5,165 as at December 31, 2010, primarily due to the inclusion of DMPI’s headcount of 2,782 as at December 31, 2011.

Cost of sales increased by Php680 million, or 19%, to Php4,267 million primarily due to the inclusion of DMPI’s cost of sales for the period from October 26, 2011 to December 31, 2011 and higher cellular activation and broadband retention cost, partly offset by lower quantity and average cost of broadband modems sold.

Professional and other contracted service fees increased by Php72 million, or 2%, to Php3,176 million primarily due to the increase in consultancy, contracted service, outsourced service, and market research fees, and the inclusion of DMPI’s professional and other contracted service fees for the period from October 26, 2011 to December 31, 2011, partly offset by lower management, customer relationship management service, technical and legal services, and other professional service fees.

Taxes and licenses increased by Php552 million, or 33%, to Php2,233 million primarily due to higher business-related taxes and license fees and the inclusion of DMPI’s taxes and licenses for the period from October 26, 2011 to December 31, 2011.

Communication, training and travel expenses increased by Php76 million, or 8%, to Php1,022 million primarily due to higher courier charges, travel expenses, fuel consumption for vehicles, and the inclusion of DMPI’s communication, training and travel expenses for the period from October 26, 2011 to December 31, 2011 partially offset by lower communication, training, and freight and hauling expenses.

Insurance and security services increased by Php16 million, or 2%, to Php847 million primarily due to higher site security expense, and the inclusion of DMPI’s insurance and security expenses for the period from October 26, 2011 to December 31, 2011, partially offset by lower insurance premiums.

Amortization of intangible assets decreased by Php26 million, or 19%, to Php108 million primarily due to the amortization of intangible assets relating to the acquisition of Chikka in 2010.

Other expenses increased by Php41 million, or 4%, to Php1,014 million primarily due to higher various business and operational-related expenses and the inclusion of DMPI’s other operational expenses for the period from October 26, 2011 to December 31, 2011.

Other Expenses

The following table summarizes the breakdown of our total wireless-related other expenses for the years ended December 31, 2011 and 2010:

			Change
	2011	2010(1)	Amount	%
	(in millions)
Other Income (Expenses):
Interest income	Php677	Php551	Php126	23
Gains (losses) on derivative financial instruments – net	(10)	3	(13)	(433)
Equity share in net losses of associates	(115)	(7)	(108)	1,543
Foreign exchange gains (losses) – net	(720)	888	(1,608)	(181)
Financing costs – net	(2,744)	(2,681)	(63)	2
Others	1,218	1,110	108	10

Total	(Php1,694)	(Php136)	(Php1,558)	1,146

(1)	The 2010 other income and expenses have been restated to reflect the transfer of PCEV from Wireless to Others’ business segment, as discussed in the “Overview” section.

Our wireless business’ other expenses amounted to Php1,694 million in 2011, which includes other expenses from DMPI amounting to Php764 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,558 million from Php136 million in 2010, primarily due to the combined effects of the following: (i) net foreign exchange losses of Php720 million in 2011 as against net foreign exchange gains of Php888 million in 2010 on account of revaluation of foreign currency-denominated assets and liabilities due to the inclusion of losses on revaluation of dollar-denominated net liabilities of DMPI for the period from October 26, 2011 to December 31, 2011, and lower level of appreciation of the Philippine peso to the U.S. dollar; (ii) increase in equity share in net losses of associates by Php108 million; (iii) higher net financing costs by Php63 million primarily due to higher accretion on financial liabilities and financing charges, and a decrease in capitalized interest, partly offset by lower interest on loans and other related items on account of Smart’s lower average level of loan balances, and lower average interest and foreign exchange rates; (iv) an increase in interest income by Php126 million mainly due to a higher average level of peso and dollar short-term investments and a higher average interest rate in 2011; and (v) an increase in other income by Php108 million mainly due to reversal of prior year’s accrual of LTIP, partially offset by lower rental and consultancy income, and lower gains on disposal of fixed assets and insurance claims.

Provision for Income Tax

Provision for income tax decreased by Php2,984 million, or 26%, to Php8,429 million in 2011 from Php11,413 million in 2010 primarily due to lower taxable income and increased savings from the use of the optional standard deduction method in computing taxable income. The effective tax rate for our wireless business was 27% and 25% in 2011 and 2010, respectively.

Net Income

As a result of the foregoing, our wireless business recorded a net income of Php22,366 million in 2011, including a net of loss from DMPI of Php405 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php11,659 million, or 34%, from Php34,025 million recorded in 2010.

EBITDA

As a result of the foregoing, our wireless business’ EBITDA decreased by Php3,571 million, or 6%, to Php55,393 million in 2011, which includes EBITDA from DMPI of Php1,137 million for the period from October 26, 2011 to December 31, 2011, from Php58,964 million in 2010.

Core Income

Our wireless business’ core income decreased by Php3,449 million, or 10%, to Php29,903 million in 2011, which includes core income from DMPI amounting to Php154 million for the period from October 26, 2011 to December 31, 2011, from Php33,352 million in 2010 on account of an increase in wireless-related expenses, lower wireless revenues and higher other expenses, partially offset by lower provision for income tax.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php60,006 million in 2011, including revenues from Digitel of Php706 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php152 million from Php60,158 million in 2010.

The following table summarizes our total revenues from our fixed line business for the years ended December 31, 2011 and 2010 by service segment:

					Increase (Decrease)
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Service Revenues:
Local exchange	Php15,108	25	Php15,342	25	(Php234)	(2)
International long distance	11,243	19	11,112	18	131	1
National long distance	5,525	9	6,487	11	(962)	(15)
Data and other network	24,093	40	22,785	38	1,308	6
Miscellaneous	2,816	5	3,399	6	(583)	(17)

	58,785	98	59,125	98	(340)	(1)
Non-Service Revenues:
Sale of computers, phone units and SIM cards	1,221	2	1,033	2	188	18

Total Fixed Line Revenues	Php60,006	100	Php60,158	100	(Php152)	—

(1)	Includes Digitel’s revenues for the period from October 26, 2011 to December 31, 2011.
(2)

The 2010 revenues have been restated to reflect the change in the presentation of our outbound revenues and the inclusion of the ICT business group in our fixed line business, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table summarizes the revenue contribution of Digitel to our fixed line business for the period from October 26, 2011 to December 31, 2011 by service segment:

	2011	%
	(in millions)
Fixed Line Services:
Service Revenues:
Local exchange	Php178	25
International long distance	239	34
National long distance	68	10
Data and other network	221	31

Total Fixed Line Revenues	706	100

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues decreased by Php340 million, or 1%, to Php58,785 million in 2011, which includes service revenues from Digitel amounting to Php706 million for the period from October 26, 2011 to December 31, 2011, from Php59,125 million in 2010 due to decreases in revenues from our national long distance, local exchange, and miscellaneous services, partially offset by increases in the revenue contribution of our data and other network, and international long distance services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011(1)	2010(2)	Amount	%
Total local exchange service revenues (in millions)	Php15,108	Php15,342	(Php234)	(2)
Number of fixed line subscribers	2,166,295	1,822,105	344,190	19
Postpaid	2,029,359	1,703,998	325,361	19
Prepaid	136,936	118,107	18,829	16
Number of fixed line employees	9,072	7,395	1,677	23
Number of fixed line subscribers per employee	239	246	(7)	(5)

(1)	Includes Digitel’s revenues, subscriber base and employee headcount as at and for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table summarizes the key measures of Digitel’s local exchange service business as at December 31, 2011 and for the period from October 26, 2011 to December 31, 2011:

2011
Total local exchange service revenues (in millions)	Php178
Number of fixed line subscribers	296,395
Postpaid	248,648
Prepaid	47,747
Number of fixed line employees	1,586
Number of fixed line subscribers per employee	187

Revenues from our local exchange service decreased by Php234 million, or 2%, to Php15,108 million in 2011 from Php15,342 million in 2010, primarily due to a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services and a decrease in installation charges, partially offset by the increase in postpaid wired and PLP lines and the effect of the inclusion of Digitel’s revenues for the period from October 26, 2011 to December 31, 2011. PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available on postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls with the convenience of limited mobility. The percentage contribution of local exchange revenues to our total fixed line service revenues accounted for 26% in each of 2011 and 2010.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011(1)	2010(2)	Amount	%
Total international long distance service revenues (in millions)	11,243	11,112	131	1
Inbound	10,217	9,851	366	4
Outbound	1,026	1,261	(235)	(19)
International call volumes (in million minutes, except call ratio)	1,939	1,714	225	13
Inbound	1,765	1,515	250	17
Outbound	174	199	(25)	(13)
Inbound-outbound call ratio	10.1:1	7.6:1	—	—

(1)	Includes Digitel’s revenues of Php239 million and call volumes of 58 million minutes for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

Our total international long distance service revenues increased by Php131 million, or 1%, to Php11,243 million in 2011, which includes revenues from Digitel amounting to Php239 million for the period from October 26, 2011 to December 31, 2011, from Php11,112 million in 2010, primarily due to the increase in inbound call traffic volumes, partially offset by the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010 and the decrease in outbound call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 19% in each of 2011 and 2010.

Our revenues from inbound international long distance service increased by Php366 million, or 4%, to Php10,217 million in 2011 from Php9,851 million in 2010 due to an increase in inbound call volumes and increase in the average settlement rate, as well as the inclusion of Digitel’s inbound international long distance service revenues of Php234 million for the period from October 26, 2011 to December 31, 2011, partially offset by the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar.

Our revenues from outbound international long distance service decreased by Php235 million, or 19%, to Php1,026 million in 2011 from Php1,261 million in 2010, primarily due to the decline in outbound call volumes, the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php43.31 for the year ended December 31, 2011 from Php45.12 for the year ended December 31, 2010, resulting in a decrease in the average billing rates to Php43.34 in 2011 from Php45.31 in 2010 and decrease in average collection rate in dollar terms.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2011 and 2010:

			Decrease
	2011(1)	2010(2)	Amount	%
Total national long distance service revenues (in millions)	Php5,525	Php6,487	(Php962)	(15)
National long distance call volumes (in million minutes)	1,040	1,290	(250)	(19)

(1)	Includes Digitel’s revenues of Php68 million and call volumes of 18 million minutes for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

Our national long distance service revenues decreased by Php962 million, or 15%, to Php5,525 million in 2011 from Php6,487 million in 2010, primarily due to a decrease in call volumes, partially offset by the inclusion of Digitel’s national long distance service revenues for the period from October 26, 2011 to December 31, 2011 and an increase in the average revenue per minute of our national long distance services due to the cessation of certain promotions on our national long distance calling rates. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 9% and 11% in 2011 and 2010, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the years ended December 31, 2011 and 2010:

			Increase (Decrease)
	2011(1)	2010(2)	Amount	%
Data and other network service revenues (in millions)	Php24,093	Php22,785	Php1,308	6
Domestic	16,647	15,646	1,001	6
Broadband	9,940	8,511	1,429	17
DSL	9,664	8,263	1,401	17
WeRoam	276	248	28	11
Leased Lines and Others	6,707	7,135	(428)	(6)
International
Leased Lines and Others	6,310	6,241	69	1
VitroTM Data Center	1,136	898	238	27
Subscriber base
Broadband	859,960	665,027	194,933	29
DSL	842,273	643,048	199,225	31
WeRoam	17,687	21,979	(4,292)	(20)
SWUP	20,153	15,641	4,512	29

(1)	Includes Digitel’s revenues and subscriber base as at December 31, 2011 and for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.

The following table shows Digitel’s contribution to our data and other network service revenues and subscriber base as at December 31, 2011 and for the period from October 26, 2011 to December 31, 2011:

2011
Data and other network service revenues (in millions)	Php221
Domestic	215
Broadband – Sun DSL	132
Leased Lines and Others	83
International
Leased Lines and Others	6
DSL Subscriber base	99,367

Our data and other network services posted revenues of Php24,093 million in 2011, which includes revenues from Digitel of Php221 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,308 million, or 6%, from Php22,785 million in 2010, primarily due to higher revenues from PLDT DSL, an increase in international data revenues primarily due to higher revenues from Fibernet and ISDN, and the inclusion of Digitel’s data and other network service revenues for the period from October 26, 2011 to December 31, 2011, partially offset by a decrease in domestic leased line revenues resulting from the lower revenue contribution of Diginet, our domestic leased private line service. The percentage contribution of this service segment to our fixed line service revenues accounted for 41% and 38% in 2011 and 2010, respectively.

Domestic

Domestic data services contributed Php16,647 million in 2011, an increase of Php1,001 million, or 6%, as compared with Php15,646 million in 2010 mainly due to higher DSL revenues, internet protocol-virtual private network, or IP-VPN, and Shops. Work Unplugged, or SWUP, subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased and the inclusion of Digitel’s domestic data revenues of Php215 million for the period from October 26, 2011 to December 31, 2011, partially offset by lower Diginet revenues. The percentage contribution of domestic data service revenues to total data and other network services accounted for 69% in each of 2011 and 2010.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies). Broadband data revenues amounted to Php9,940 million in 2011, including Digitel’s broadband data revenues of Php132 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,429 million, or 17%, from Php8,511 million in 2010, primarily due to the higher revenue contribution of DSL which contributed revenues of Php9,664 million in 2011 from Php8,263 million in 2010 as a result of the increase in the number of subscribers by 31% to 842,273 subscribers as at December 31, 2011 from 643,048 subscribers in 2010, including Digitel’s DSL subscriber base of 99,367 as at December 31, 2011. DSL revenues accounted for 40% and 37% of total data and other network service revenues in 2011 and 2010, respectively. WeRoam revenues amounted to Php276 million in 2011, an increase of Php28 million, or 11%, from Php248 million in 2010 in contrast to a decrease in subscriber base by 20% to 17,687 subscribers in 2011 from 21,979 subscribers in 2010.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers; (4) Shops. Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at December 31, 2011, SWUP has a total subscriber base of 20,153 up by 29% from 15,641 subscribers in 2010. Leased lines and other data revenues amounted to Php6,707 million in 2011, a decrease of Php428 million, or 6%, from Php7,135 million in 2010, primarily due to a decrease in Diginet revenues, partially offset by the inclusion of Digitel’s leased line data revenues of Php83 million for the period from October 26, 2011 to December 31, 2011, and higher revenues from IP-VPN and SWUP. The percentage contribution of leased lines and other data service revenues to the total data and other network services accounted for 28% and 31% in 2011 and 2010, respectively.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues increased by Php69 million, or 1%, to Php6,310 million in 2011 from Php6,241 million in 2010, primarily resulting from the growth in international managed data services, higher Fibernet and ISDN revenues, and the effect of the inclusion of Digitel’s international leased line data revenues of Php6 million for the period from October 26, 2011 to December 31, 2011, partially offset by the termination of transponder sub-lease agreement with customers, a decrease in revenues from i-Gate and various global service providers, and the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar. The percentage contribution of international data service revenues to total data and other network service revenues accounted for 26% and 27% in 2011 and 2010, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Revenues from this service increased by Php238 million, or 27%, to Php1,136 million in 2011 from Php898 million in 2010 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues decreased by Php583 million, or 17%, to Php2,816 million in 2011 from Php3,399 million in 2010 mainly due to a decrease in internet and online gaming revenues as a result of the disposal of investments in Digital Paradise and

Level Up!, as well as lower rental and facilities management fees, and directory advertising, partially offset by the effect of the inclusion in the consolidation of the financial results of ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% effective August 24, 2011), and the revenue contribution of PGNL, the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, and distributes these media content via syndication and via its international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 5% and 6% in 2011 and 2010, respectively.

Non-service Revenues

Non-service revenues increased by Php188 million, or 18%, to Php1,221 million in 2011 from Php1,033 million in 2010, primarily due to the sale of several managed PABX and OnCall solution in 2011, no similar transactions were recognized in 2010, as well as higher computer-bundled sales, partially offset by lower sale of PLP units and SIM cards.

Expenses

Expenses related to our fixed line business totaled Php50,620 million in 2011, which includes expenses from Digitel amounting to Php726 million for the period from October 26, 2011 to December 31, 2011, an increase of Php377 million, or 1%, as compared with Php50,243 million in 2010. The increase was primarily due to higher expenses related to professional and other contracted services, depreciation and amortization, interconnection costs, taxes and licenses, asset impairment, repairs and maintenance, and selling and promotions, partly offset by lower expenses related to compensation and employee benefits, and rent. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 84% in each of 2011 and 2010.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item to the total:

					Increase (Decrease)
	2011(1)%		2010(2)%		Amount	%
	(in millions)
Depreciation and amortization	Php13,244	26	Php12,638	25	Php606	5
Compensation and employee benefits(3)	9,855	20	12,770	25	(2,915)	(23)
Interconnection costs	8,471	17	7,947	16	524	7
Repairs and maintenance	5,116	10	4,886	10	230	5
Professional and other contracted services	4,043	8	3,297	7	746	23
Rent	2,689	5	2,762	5	(73)	(3)
Selling and promotions	1,665	3	1,439	3	226	16
Taxes and licenses	1,319	3	825	2	494	60
Cost of sales	1,178	2	1,184	2	(6)	(1)
Asset impairment	1,003	2	596	1	407	68
Communication, training and travel	780	2	754	2	26	3
Insurance and security services	577	1	454	1	123	27
Amortization of intangible assets	32	—	29	—	3	10
Other expenses	648	1	662	1	(14)	(2)

Total	Php50,620	100	Php50,243	100	Php377	1

(1)	Includes Digitel’s expenses for the period from October 26, 2011 to December 31, 2011.
(2)	The 2010 results have been restated to reflect the change in the presentation of our outbound revenues, as discussed in the “Financial Highlights and Key Performance Indicators” section.
(3)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

The following table summarizes the breakdown of Digitel’s fixed line-related expenses for the period from October 26, 2011 to December 31, 2011 and the percentage of each expense item to the total:

	2011	%
	(in millions)
Repairs and maintenance	Php184	25
Rent	89	12
Depreciation and amortization	88	12
Compensation and employee benefits	84	12
Taxes and licenses	68	9
Interconnection costs	65	9
Professional and other contracted services	35	5
Communication, training and travel	32	4
Selling and promotions	25	4
Cost of Sales	20	3
Insurance and security services	14	2
Asset impairment	10	1
Other expenses	12	2

Total	Php726	100

Depreciation and amortization charges increased by Php606 million, or 5%, to Php13,244 million due to a higher depreciable asset base and the effect of the inclusion of Digitel’s depreciation and amortization expenses for the period from October 26, 2011 to December 31, 2011 as compared with 2010.

Compensation and employee benefits expenses decreased by Php2,915 million, or 23%, to Php9,855 million primarily due to lower MRP and reversal of LTIP costs, lower salaries and employee benefits, and pension costs, partially offset by the effect of the inclusion of Digitel’s compensation and employee benefits expenses for the period from October 26, 2011 to December 31, 2011. Conversely, employee headcount increased to 11,409 in 2011 as compared with 9,572 in 2010 mainly due to Digitel’s headcount of 1,586.

Interconnection costs increased by Php524 million, or 7%, to Php8,471 million primarily due to higher international received paid calls that terminated to other domestic carriers, as well as higher settlement to various foreign administrations.

Repairs and maintenance expenses increased by Php230 million, or 5%, to Php5,116 million primarily due to higher maintenance costs of central office/telecom equipment, site electricity charges and fuel consumption cost, and the effect of the inclusion of Digitel’s repairs and maintenance expenses for the period from October 26, 2011 to December 31, 2011, partially offset by lower office electricity charges, maintenance costs on IT hardware and software, and buildings.

Professional and other contracted service expenses increased by Php746 million, or 23%, to Php4,043 million primarily due to higher consultancy and contracted services in relation with the acquisition of Digitel, and customer relationship management service fees, and the effect of the inclusion of Digitel’s professional and other contracted fees for the period from October 26, 2011 to December 31, 2011, partially offset by lower legal fees and outsource cost.

Rent expenses decreased by Php73 million, or 3%, to Php2,689 million due to a decrease in satellite link, site and pole rental charges, partially offset by an increase in leased circuits and office building rental charges and the effect of the inclusion of Digitel’s rent expenses for the period from October 26, 2011 to December 31, 2011.

Selling and promotion expenses increased by Php226 million, or 16%, to Php1,665 million primarily due to higher public relations expenses, as well as higher spending on advertising and promotions, and public relations and commission expenses and the effect of the inclusion of Digitel’s selling and promotions expenses for the period from October 26, 2011 to December 31, 2011.

Taxes and licenses increased by Php494 million, or 60%, to Php1,319 million as a result of higher business-related taxes and the effect of the inclusion of Digitel’s taxes and licenses for the period from October 26, 2011 to December 31, 2011.

Cost of sales decreased by Php6 million, or 1%, to Php1,178 million primarily due to lower sales of PLP units and SIM cards, partially offset by the sale of several managed PABX and OnCall solutions in 2011; no similar transactions were recognized in 2010, as well as higher computer-bundled sales in relation to our DSL promotions.

Asset impairment increased by Php407 million, or 68%, to Php1,003 million mainly due to higher provision for uncollectible receivables and the effect of the inclusion of Digitel’s provision for uncollectible receivables for the period from October 26, 2011 to December 31, 2011, partially offset by lower impairment charges on payphone assets and investment in 2010.

Communication, training and travel expenses increased by Php26 million, or 3%, to Php780 million mainly due to the effect of the inclusion of Digitel’s communication, training and travel expenses for the period from October 26, 2011 to December 31, 2011 and increases in foreign travel expenses, mailing and courier charges, and fuel consumption, partially offset by lower training and local travel expenses, and communication charges.

Insurance and security services increased by Php123 million, or 27%, to Php577 million primarily due to higher insurance and bond premiums, security services and the effect of the inclusion of Digitel’s insurance and security expenses for the period from October 26, 2011 to December 31, 2011.

Amortization of intangible assets increased by Php3 million, or 10%, Php32 million primarily due to amortization of intangible assets related to PLDT’s acquisition of the customer list of PDSI and Infocom in 2011.

Other expenses decreased by Php14 million, or 2%, to Php648 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the years ended December 31, 2011 and 2010:

			Change
	2011	2010	Amount	%
	(in millions)
Other Income (Expenses):
Interest income	Php590	Php499	Php91	18
Equity share in net earnings of associates	307	186	121	65
Gains (losses) on derivative financial instruments – net	211	(1,744)	1,955	112
Foreign exchange gains (losses) – net	(15)	985	(1,000)	(102)
Financing costs – net	(3,710)	(3,864)	154	(4)
Others	2,024	1,244	780	63

Total	(Php593)	(Php2,694)	Php2,101	(78)

Our fixed line business’ other expenses amounted to Php593 million in 2011, which includes other expenses from Digitel amounting to Php2,240 million for the period from October 26, 2011 to December 31, 2011, a decrease of Php2,101 million, or 78%, from Php2,694 million in 2010. The decrease was due to the combined effects of the following: (i) net gains on derivative financial instruments of Php211 million in 2011 as against net losses on derivative financial instruments of Php1,744 million in 2010 due to the effect of wider dollar and peso interest rate differentials and depreciation of the Philippine peso to the U.S. dollar, and a decrease in hedge costs mainly due to the offsetting effect of overlay transactions in 2011; (ii) an increase in other income by Php780 million mainly due to the reversal of prior year’s LTIP accrual, pension benefit income recognized by PLDT in 2011 and a gain on sale of investments in Level Up! and Digital Paradise; (iii) a decrease in net financing costs by Php154 million due to a decrease in interest expense on loans and related items on account of lower average interest rates, partially offset by higher average level of loan balances; (iv) increase in equity share in net earnings of associates and joint ventures of Php121 million mainly due to the share in net earnings of Philweb Corporation, or Philweb, and Digitel’s reversal of impairment on investment in Digitel Crossing, Inc., and; (v) an increase in interest income by Php91 million due to a higher average level of peso and dollar short-term investments and higher average peso interest rates, and impact of the depreciation of the Philippine peso on dollar placements; and (vi) net foreign exchange losses of Php15 million in 2011 as against net foreign exchange gains of Php985 million in 2010 on account of lower gains on net foreign exchange revaluation of foreign currency-denominated assets due to the effect of the depreciation of the Philippine peso to the U.S. dollar.

Provision for Income Tax

Provision for income tax, net of benefit from income tax from Digitel amounting to Php18 million for the period from October 26, 2011 to December 31, 2011, amounted to Php2,491 million in 2011, an increase of Php415 million, or 20%, as compared with Php2,076 million in 2010, primarily due to higher taxable income. The effective tax rate of our fixed line business accounted for 28% and 29% in 2011 and 2010, respectively.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php6,302 million in 2011, net of loss from Digitel amounting to Php2,242 million for the period from October 26, 2011 to December 31, 2011, an increase of Php1,157 million, or 22%, as compared with Php5,145 million in 2010.

EBITDA

As a result of the foregoing, our fixed line business’ EBITDA decreased by Php372 million, or 2%, to Php22,675 million in 2011, which includes EBITDA from Digitel of negative Php60 million for the period from October 26, 2011 to December 31, 2011, from Php23,047 million in 2010.

Core Income

Our fixed line business’ core income decreased by Php80 million, or 1%, to Php5,765 million in 2011, which includes core income from Digitel amounting to negative Php397 million for the period from October 26, 2011 to December 31, 2011, from Php5,845 million in 2010, primarily as a result of a decrease in fixed line revenues, an increase in fixed line expenses, and higher provision for income tax and financing costs, partially offset by a decrease in other expenses.

Business Process Outsourcing

Revenues

Our BPO business provides knowledge processing solutions and customer relationship management.

Our BPO business generated revenues of Php8,588 million in 2011, an increase of Php476 million, or 6%, as compared with Php8,112 million in 2010. This increase was primarily due to higher revenue contributions from our knowledge processing solutions and customer relationship management businesses.

The following table summarizes our total revenues from our BPO business for the years ended December 31, 2011 and 2010 by service segment:

					Increase
	2011	%	2010(1)%		Amount	%
	(in millions)
Service Revenues:
Knowledge processing solutions	Php5,721	67	Php5,289	65	Php432	8
Customer relationship management	2,867	33	2,823	35	44	2

Total BPO Revenues	Php8,588	100	Php8,112	100	Php476	6

(1)	The 2010 results have been restated to reflect the implementation of the reorganization of ePLDT Group in our business segments, as discussed in the “Overview” section.

Service Revenues

Service revenues generated by our BPO business amounted to Php8,588 million in 2011, an increase of Php476 million, or 6%, as compared with Php8,112 million in 2010, primarily as a result of the continued growth in our knowledge processing solutions, and customer relationship management businesses.

Knowledge Processing Solutions

We provide our knowledge processing solutions business primarily through the SPi Group. Our knowledge processing solutions business contributed revenues of Php5,721 million in 2011, an increase of Php432 million, or 8%, from Php5,289 million in 2010. Dollar-denominated revenues increased by 13% mainly due to a higher content services and medical billing, partially offset by the appreciation of the Philippine peso to the U.S. dollar by 4%. Knowledge processing solutions business revenues accounted for 67% and 65% of total revenues of our BPO business in 2011 and 2010, respectively.

Customer Relationship Management

We provide our customer relationship management business primarily through SPi CRM. In 2011, SPi CRM changed its functional currency from Philippine Peso to U.S. dollar. Revenues relating to our customer relationship management business increased by Php44 million, or 2%, to Php2,867 million in 2011 from Php2,823 million in 2010, primarily due to higher domestic sales by 10%, partially offset by the effect of the appreciation of the Philippine peso to the U.S. dollar. In total, we own and operate 5,959 seats with an average of 3,360 customer service representatives, or CSRs, in 2011, as compared with 7,045 seats with an average of 4,592 CSRs in 2010. SPi CRM has six customer relationship management sites as at December 31, 2011 and 2010. Customer relationship management business revenues accounted for 33% and 35% of total revenues of our BPO business in 2011 and 2010, respectively.

Expenses

Expenses associated with our BPO business totaled Php7,598 million in 2011, a decrease of Php883 million, or 10%, as compared with Php8,481 million in 2010, primarily due to lower expenses related to asset impairment, amortization of intangible assets, repairs and maintenance, rent, and taxes and licenses, partially offset by higher expenses related to compensation and employee benefits, professional and other contracted services, and depreciation and amortization. As a percentage of our total BPO revenues, expenses related to our BPO business accounted for 88% and 105% in 2011 and 2010, respectively.

The following table shows the breakdown of our total BPO-related expenses for the years ended December 31, 2011 and 2010 and the percentage of each expense item to the total:

					Increase (Decrease)
	2011	%	2010(1)%		Amount	%
	(in millions)
Compensation and employee benefits(2)	Php5,062	67	Php4,922	58	Php140	3
Professional and other contracted services	538	7	427	5	111	26
Rent	423	6	445	5	(22)	(5)
Depreciation and amortization	418	5	396	5	22	6
Repairs and maintenance	379	5	404	5	(25)	(6)
Communication, training and travel	344	4	335	4	9	3
Amortization of intangible assets	147	2	225	2	(78)	(35)
Insurance and security services	58	1	59	1	(1)	(2)
Taxes and licenses	43	1	63	1	(20)	(32)
Selling and promotions	40	—	40	—	—	—
Asset impairment	9	—	1,018	12	(1,009)	(99)
Other expenses	137	2	147	2	(10)	(7)

Total	Php7,598	100	Php8,481	100	(Php883)	(10)

(1)	The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.
(2)	Includes salaries and employee benefits, LTIP, pension and MRP costs.

Compensation and employee benefits increased by Php140 million, or 3%, to Php5,062 million mainly due to higher salaries and benefits, partially offset by a decline in MRP costs and provision for pension costs. BPO employee headcount increased by 631, or 4%, to 14,664 in 2011 as compared with 14,033 in 2010.

Professional and other contracted services increased by Php111 million, or 26%, to Php538 million primarily due to higher contracted service and consultancy fees, as well as professional fees for services rendered on the sale of the medical transcription business and the purchase of Laserwords.

Rent expenses decreased by Php22 million, or 5%, to Php423 million primarily due to lower office building and domestic leased circuit rental charges.

Depreciation and amortization increased by Php22 million, or 6%, to Php418 million primarily due to CRM’s purchase in 2011 of PBX Avaya 6.2 upgrade, IP phones and various computers and peripherals.

Repairs and maintenance expenses decreased by Php25 million, or 6%, to Php379 million primarily due to decrease in repairs and maintenance costs of site facilities and buildings particularly from our customer relationship management business, as well as a decrease in site electricity charges, partially offset by higher IT software and hardware repairs and maintenance costs.

Communication, training and travel expenses increased by Php9 million, or 3%, to Php344 million primarily due to higher travel expenses, communication, and mailing and courier charges, partially offset by lower local training expenses and fuel consumption costs.

Amortization of intangible assets decreased by Php78 million, or 35%, to Php147 million due to the full impairment of intangible assets related to CyMed in December 2010.

Insurance and security service expenses decreased by Php1 million, or 2%, to Php58 million primarily due to lower expenses on security services, partially offset by higher insurance and bond premiums.

Taxes and licenses decreased by Php20 million, or 32% to Php43 million due to lower business-related taxes in 2011.

Asset impairment decreased by Php1,009 million, or 99%, to Php9 million primarily due to customer relationship management’s and knowledge processing solutions’ asset impairment of unutilized business tax benefits in 2010.

Other expenses decreased by Php10 million, or 7%, to Php137 million mainly due to lower various business operational-related costs.

Other Income

The following table summarizes the breakdown of our total BPO-related other income for the years ended December 31, 2011 and 2010:

			Change
	2011	2010(1)	Amount	%
	(in millions)
Other Income (Expenses):
Interest income	Php15	Php20	(Php5)	(25)
Loss on derivative financial instruments – net	(4)	—	(4)	(100)
Foreign exchange losses – net	(9)	(43)	34	(79)
Financing costs	(37)	(168)	131	(78)
Others	147	234	(87)	(37)

Total	Php112	Php43	Php69	160

(1)	The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Our BPO business’ other income amounted to Php112 million in 2011, an increase of Php69 million, or 160%, from Php43 million in 2010, primarily due to the combined effects of the following: (i) a decrease in financing costs by Php131 million due to lower accretion on contingent liabilities from our knowledge processing solutions business; (ii) decrease in net foreign exchange losses by Php34 million due to the revaluation of net foreign currency-denominated assets as a result of the effect of the appreciation of the Philippine peso to the U.S. dollar in 2011; (iii) net losses on derivative financial instruments of Php4 million in 2011 due to mark-to-market loss from forward foreign exchange contracts; (iv) a decrease in interest income by Php5 million due to lower interest earned; and (v) a decrease in other income by Php87 million mainly due to lower de-recognition of liabilities, partially offset by a gain on sale of SPi’s medical transcription business.

Provision for (Benefit from) Income Tax

Provision for income tax amounted to Php118 million in 2011 as against a benefit from income tax of Php64 million in 2010, primarily due to higher taxable income in 2011, expiration of income tax holiday of a subsidiary of SPi and the inclusion of provision for income tax of Laserwords Private Ltd. for the period from November 1, 2011 to December 31, 2011.

Net Income

As a result of the foregoing, our BPO business registered a net income of Php984 million, an increase of Php1,246 million, or 476%, in 2011 as against a net loss of Php262 million in 2010.

EBITDA

As a result of the foregoing, our BPO business’ EBITDA increased by Php288 million, or 23%, to Php1,558 million in 2011 from Php1,270 million in 2010.

Core Income

Our BPO business’ core income amounted to Php906 million in 2011, an increase of Php141 million, or 18%, as compared with Php765 million in 2010 mainly as a result of increases in BPO revenues and other income, partially offset by an increase in BPO-related expenses and provision for income tax.

Others

Expenses

Expenses associated with our other business totaled Php11 million in 2011, a decrease of Php8 million, or 42%, as compared with Php19 million in 2010, primarily due to PCEV’s lower expenses related to communication, as well as professional and other contracted services.

Other Income

The following table summarizes the breakdown of other income for other services for the years ended December 31, 2011 and 2010:

			Change
	2011	2010(1)	Amount	%
	(in millions)
Other Income (Expenses):
Equity share in net earnings of associates	Php1,843	Php1,229	Php614	50
Interest income	90	147	(57)	(39)
Financing costs	—	(2)	2	100
Foreign exchange losses – net	—	(23)	23	100
Others	65	20	45	225

Total	Php1,998	Php1,371	Php627	46

(1)	The 2010 results have been restated to reflect the implementation of the reorganization of our business segments, as discussed in the “Overview” section.

Other income increased by Php627 million, or 46%, to Php1,998 million in 2011 from Php1,371 million in 2010 primarily due to the combined effects of the following: (i) an increase in equity share in net earnings of associates by Php614 million mainly due to the increase in PCEV’s direct and indirect share in the net earnings of Meralco, partly offset by PCEV’s share in expenses of Beacon and fair value adjustment related to the acquisition of Meralco; (ii) an increase in other income by Php45 million; (iii) net losses on foreign exchange revaluation in 2010 of Php23 million by our PCEV business; and (iv) a decrease in interest income by Php57 million as a result of lower average level of investments by our PCEV business.

For the year ended December 31, 2011, Meralco’s reported and core income amounted to Php13,227 million and Php14,887 million, respectively, as compared with Php9,685 million and Php12,155 million, respectively, in 2010. These results were due primarily to an increase in billed customers as compared with 2010 and the implementation of the distribution rate adjustments approved by the Energy Regulatory Commission for 2011. PCEV’s share in the reported and core income of Meralco, including its share in Beacon’s results of operations and amortization of fair value adjustment related to the acquisition of Meralco, amounted to Php1,843 million and Php2,319 million, respectively, in 2011 and Php1,229 million and Php1,928 million, respectively, in 2010. PCEV acquired 223 million Meralco shares on July 14, 2009, of which 154.2 million shares and 68.8 million shares were transferred on May 12, 2010 and October 25, 2011, respectively, to Beacon, where PCEV acquired a 50% equity interest effective March 31, 2010.

Net Income

As a result of the foregoing, other services registered a net income of Php1,985 million, an increase of Php634 million, or 47%, in 2011 from Php1,351 million in 2010.

EBITDA

As a result of the foregoing, EBITDA from other services decreased by Php8 million, or 42%, to negative Php11 million in 2011 from negative Php19 million in 2010.

Core Income

Other services’ core income amounted to Php2,461 million in 2011, an increase of Php395 million, or 19%, as compared with Php2,066 million in 2010 mainly as a result of higher other income and a decrease in expenses, partially offset by an increase in provision for income tax.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2011 and 2010, as well as our consolidated capitalization and other consolidated selected financial data as at December 31, 2011 and 2010:

	Years ended December 31,
	2011	2010
	(in millions)
Cash Flows
Net cash provided by operating activities	Php79,209	Php77,260
Net cash used in investing activities	29,712	23,283
Capital expenditures	31,207	28,766
Net cash used in financing activities	40,204	55,322
Net increase (decrease) in cash and cash equivalents	9,379	(1,641)

	December 31,
	2011	2010
	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php91,273	Php75,879
Obligations under finance lease	7	9

	91,280	75,888

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	22,893	13,767
Notes payable	3,109	—
Obligations under finance lease maturing within one year	7	34

	26,009	13,801

Total interest-bearing financial liabilities	117,289	89,689
Total equity attributable to equity holders of PLDT	151,833	97,069

	Php269,122	Php186,758

Other Selected Financial Data
Total assets	Php395,646	Php277,815
Property, plant and equipment	197,731	163,184
Cash and cash equivalents	46,057	36,678
Short-term investments	558	669

Our consolidated cash and cash equivalents and short-term investments totaled Php46,615 million as at December 31, 2011. Principal sources of consolidated cash and cash equivalents in 2011 were cash flows from operating activities amounting to Php79,209 million, proceeds from availment of long-term debt and notes payable of Php19,600 million, net proceeds from disposal of investment in associates of Php14,981 million, interest received of Php1,359 million, dividends received of Php520 million and net cash acquired from purchase of investments of Php1,169 million. These funds were used principally for: (1) dividend payments of Php41,598 million; (2) capital outlays of Php31,207 million; (3) payments for purchase of available-for-sale financial assets of Php15,179 million; (4) debt principal and interest payments of Php15,056 million and Php5,325 million, respectively; (5) settlement of contingent consideration arising from business acquisitions of Php1,910 million; and (6) settlements of derivative financial instruments of Php632 million.

As at December 31, 2010, our consolidated cash and cash equivalents and short-term investments totaled Php37,347 million. Principal sources of consolidated cash and cash equivalents in 2010 were cash flows from operating activities amounting to Php77,260 million, proceeds from availment of long-term debt of Php7,246 million, net proceeds from maturity of short-term investments of Php3,142 million and interest received of Php1,165 million. These funds were used principally for: (1) dividend payments of Php41,080 million; (2) capital outlays of Php28,766 million; (3) total debt principal and interest payments of Php14,645 million and Php5,580 million, respectively; and (4) settlement of derivative financial instruments of Php1,095 million.

Operating Activities

Our consolidated net cash flows from operating activities increased by Php1,949 million, or 3%, to Php79,209 million in 2011, including Digitel Group’s cash flows from operating activities for the period from October 26, 2011 to December 31, 2011 of Php1,785 million, from Php77,260 million in 2010, primarily due to the LTIP settlement in March 2010 and higher collection of receivables partially offset by higher settlement of various payables.

Cash flows provided by operating activities of our fixed line business increased by Php15,912 million, or 81%, to Php35,475 million in 2011 from Php19,563 million in 2010, primarily due to the LTIP settlement in March 2010, and higher collection of receivables mainly due to the collection of ePLDT’s receivable from SPi as a result of the transfer of SPi and SPi CRM, partially offset by higher level of settlement of accounts payable and other liabilities. Cash flows from operating activities of our wireless business decreased by Php678 million to Php54,971 million in 2011 from Php55,649 million in 2010, primarily due to lower operating income and higher level of settlement of accounts payable and other current liabilities, partially offset by higher level of collection of outstanding receivables. Cash flows used in operating activities of our BPO business in 2011 amounted to Php11,213 million as against cash flows provided by operating activities amounting to Php1,850 million in 2010, primarily due to a higher level of settlement of accounts payable and other liabilities mainly due to the settlement of SPi’s payable to ePLDT as a result of the transfer of SPi and SPi CRM, partially offset by higher level of collection of outstanding receivables.

Investing Activities

Consolidated net cash used in investing activities amounted to Php29,712 million in 2011, including the Digitel Group’s cash flows from investing activities for the period from October 26, 2011 to December 31, 2011 of Php1,029 million, an increase of Php6,429 million, or 28%, from Php23,283 million in 2010, primarily due to the combined effects of the following: (1) the higher payments for purchase of available-for-sale financial assets by Php15,177 million; (2) the lower net proceeds from the maturity of short-term investments by Php3,073 million; (3) the increase in capital expenditures by Php2,441 million; (4) the payment for contingent consideration arising from business acquisitions by Php1,910 million; (5) the lower proceeds from disposal of property, plant and equipment of Php336 million; (6) the higher interest received by Php194 million; (7) net cash utilized for the purchase of an investment of Php1,357 million; and (8) the net proceeds from disposal of investments of Php14,981 million.

Our consolidated capital expenditures in 2011 totaled Php31,207 million, an increase of Php2,441 million, or 8%, as compared with Php28,766 million in 2010, primarily due to an increase in PLDT’s capital spending and inclusion of the Digitel Group’s capital spending of Php839 million for the period from October 26, 2011 to December 31, 2011. PLDT’s capital spending of Php12,853 million in 2011 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Smart’s capital spending of Php16,743 million in 2011 was used primarily to modernize and expand its 2G/3G cellular network and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. SPi and its subsidiaries’ capital spending of Php400 million in 2011 was primarily used to fund the continued expansion of its customer relationship management and knowledge processing solutions facilities. Digitel’s capital spending of Php839 million for the period from October 26, 2011 to December 31, 2011 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The balance of Php372 million represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends received in 2011 amounted to Php520 million, a decrease of Php14 million, or 3%, as compared with Php534 million in 2010. The dividends received in 2011 and 2010 were from Meralco, Philweb and ePDS.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php40,204 million in 2011, including the Digitel Group’s net cash used in financing activities for the period from October 26, 2011 to December 31, 2011 of Php793 million, a decrease of Php15,118 million, or 27%, as compared with Php55,322 million in 2010, resulting largely from the combined effects of the following: (1) higher proceeds from the issuance of long-term debt and notes payable by Php12,354 million; (2) higher net availment of capital expenditures under long-term financing by Php2,805 million; (3) lower settlements of derivative financial instruments by Php463 million; (4) lower interest payments by Php255 million; (5) net increase in repayments of long-term debt and notes payable by Php411 million; and (6) higher cash dividend payments by Php518 million.

Debt Financing

Proceeds from availment of long-term debt and notes payable for the year ended December 31, 2011 were Php17,464 million and Php2,136 million, respectively, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements maturing loan obligations, and the inclusion of the Digitel Group’s availment of long-term debt and notes payable for the period from October 26, 2011 to December 31, 2011 amounted to Php1,160 million and Php432 million, respectively. Payments of principal and interest on our total debt amounted to Php15,056 million and Php5,325 million, respectively, in 2011, including the Digitel Group’s payments of principal and interest of Php813 million and Php199 million, respectively.

Our consolidated long-term debt increased by Php24,520 million, or 27%, to Php114,166 million as at December 31, 2011 from Php89,646 million as at December 31, 2010, largely due to Digitel’s consolidated debt, excluding convertible bonds held by PLDT, as at December 31, 2011 of Php21,345 million, drawings from our term loan facilities, partially offset by debt amortizations and prepayments and the depreciation of the Philippine peso relative to the U.S. dollar to Php43.92 as at December 31, 2011 from Php43.81 as at December 31, 2010. The long-term debt levels of PLDT increased by 14% to Php55,707 million, while that of Smart decreased by 9% to Php37,066 million as at December 31, 2011 as compared with December 31, 2010.

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The aggregate amount of Php2,000 million remained outstanding as at December 31, 2011. The facility is payable in full five years from the respective issue dates.

On March 15, 2011, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance capital expenditures for an amount of Php1,500 million, which was drawn in full on March 22, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 22, 2016.

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

On March 24, 2011, Smart signed a Philippine Peso term loan facility with Philippine National Bank to finance capital expenditures for an amount of Php2,000 million, which was drawn in full on March 29, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 29, 2016.

On April 4, 2011, PLDT signed a loan agreement with The Manufacturers Life Insurance Co. (Phils.), Inc. amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at December 31, 2011.

On April 4, 2011, PLDT signed a loan agreement with The Manufacturers Life Insurance Co. (Phils.), Inc. amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2011.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the eighteenth month from signing date. No availment has been made on this facility as at December 31, 2011.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank AB as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the Swedish Export Credit Corporation (AB Svensk Exportkredit) guaranteed by EKN. This facility is payable semi-annually in ten equal installments commencing six months after the applicable mean commissioning date. No availment has been made on this facility as at December 31, 2011.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with Finnish Export Credit, Plc., a lender on Record. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., the Hong Kong and Shanghai Banking Corporation Limited and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012. No availment has been made on this facility as at December 31, 2011.

On November 8, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A 5-year notes amounting to Php2,795 million, Series B 7-year notes amounting to Php230 million and Series C 10-year notes amounting to Php1,975 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

As a result of the acquisition of Digitel, as discussed in Other Information, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGS, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGS. These loans and guarantees contained certain representations and covenants applicable to JGS including that on the ownership of JGS in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGS by PLDT as guarantor under these loans. As at December 31, 2011, the outstanding balance of DMPI loans covered by PLDT guarantees is Php18,686 million. There are no outstanding Digitel loans covered by PLDT guarantees as at December 31, 2011.

Approximately Php72,980 million principal amount of our consolidated outstanding long-term debt as at December 31, 2011 is scheduled to mature over the period from 2012 to 2015. Of this amount, Php32,460 million is attributable to Smart, Php27,736 million to PLDT, Php12,734 million to Digitel and the remainder to ePLDT’s subsidiaries.

For a complete discussion of our long-term debt, including debt instruments of Digitel Group, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT, while certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Consolidated cash dividend payments in 2011 amounted to Php41,598 million as compared with Php41,080 million paid to shareholders in 2010.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the years ended December 31, 2010 and 2011:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
					(in millions)
2010
Common
Regular Dividend	August 3, 2010	August 19, 2010	September 21, 2010	Php78.00	Php14,570
	March 1, 2011	March 16, 2011	April 19, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

				222.00	41,463

Preferred
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	409
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various	—	49

					458

					Php41,921

2011
Common
Regular Dividend	August 2, 2011	August 31, 2011	September 27, 2011	78.00	Php14,567
	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,635
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,376

				189.00	38,578

Preferred
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	408
Series IV Cumulative Non-convertible Redeemable Preferred Stock(1)	Various	Various	Various	—	49

					457

					Php39,035

(1)	Dividends are declared based on total amount paid up.

See Note 19 – Equity to the accompanying consolidated financial statements for further details.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

Through our Subscriber Investment Plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% Cumulative Convertible Preferred Stock as part of the upfront payments collected from subscribers, PLDT was able to raise approximately Php2 million and Php3 million in 2011 and 2010, respectively.

As part of our goal to maximize returns to our shareholders, in 2008, we obtained Board of Directors’ approval for a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. According to the share buyback program, as at December 31, 2011, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share. The effect of the acquisition of shares of PLDT’s common stock pursuant to the share buyback program was considered in the computation of our basic and diluted earnings per common share for 2011 and 2010. See to Note 8 – Earnings Per Common Share, Note 19 – Equity and Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at December 31, 2011 and 2010, see Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php913 million and Php1,145 million as at December 31, 2011 and 2010, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at December 31, 2011 and September 30, 2011:

	Fair Values
	December 31,	September 30,
	2011	2011
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial assets
Listed equity securities	Php81	Php81
Unlisted equity securities	7,100	69
Investments in debt securities	158	519
Advances and refundable deposits – net of current portion	1,061	848

Total noncurrent financial assets	8,400	1,517

Current Financial Assets
Cash and cash equivalents	46,057	32,716
Short-term investments	558	559
Trade and other receivables – net	16,245	15,795
Derivative financial assets	366	233
Current portion of investment in debt securities	358	—
Current portion of advances and refundable deposits	18	18

Total current financial assets	63,602	49,321

Total Financial Assets	Php72,002	Php50,838

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	Php95,059	Php75,180
Derivative financial liabilities	2,235	1,759
Customers’ deposits	1,772	1,674
Deferred credits and other noncurrent liabilities	19,420	11,898

Total noncurrent financial liabilities	118,486	90,511

Current Financial Liabilities
Accounts payable	27,982	20,919
Accrued expenses and other current liabilities	40,459	28,941
Interest-bearing financial liabilities	26,009	20,538
Derivative financial liabilities	924	857
Dividends payable	2,583	2,468

Total current financial liabilities	97,957	73,723

Total Financial Liabilities	Php216,443	Php164,234

The following table sets forth the amount of consolidated gains (losses) recognized for the financial assets and liabilities for the year ended December 31, 2011 and for the nine months ended September 30, 2011:

	December 31,	September 30,
	2011	2011
	(in millions)
Profit and Loss
Interest income	Php1,372	Php1,013
Gains on derivative financial instruments – net	197	626
Accretion on financial liabilities	(1,062)	(807)
Interest on loans and other related items	(5,960)	(4,369)
Other Comprehensive Income
Net fair value gains on cash flow hedges	14	7
Net gains on available-for-sale financial assets – net of tax	3	3

	(Php5,436)	(Php3,527)

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in 2011 and 2010 was 4.8% and 3.8%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGS approved the acquisition by PLDT of JGS’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGS and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGS to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets. Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGS and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets. In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGS and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGS and the other seller-parties is exempt from the registration requirement of the Securities Regulation Code, or SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGS. The loans and guarantees contained representations and covenants applicable to JGS including that on the ownership of JGS in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGS by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above, or the Decision, by the NTC on October 26, 2011 of the approval referred to in clause (i) above, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholders’ meeting held on June 14, 2011.

As part of the Decision, the NTC also approved the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets;

•

Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band, or the Affected Frequency, and related permits, or the Divestment Sale; and

•

PLDT will have a period of nine months reckoned from the date of promulgation of the Decision, or the Transition Period, to effect the orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one (1) year during which JGS and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGS of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGS had entered into with a Philippine associate of First Pacific Company Limited and NTT DOCOMO, Inc., or NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO together with NTT Communications Capital (UK) Ltd.) owned approximately 8%, 26% and 21% of PLDT’s common shares, respectively.

On December 8, 2011, PLDT exercised the conversion option for 4 billion Digitel common shares with stated value of Php4 billion comprising 25% of the total amount of increase in Digitel’s authorized capital stock, which was paid through the assignment by PLDT to Digitel of: (i) 2013 Convertible Bonds, issued by Digitel with redemption value of US$25 million or Php1,087 million as of the conversion date of December 8, 2011; and (ii) 15.6% of its 2014 Exchangeable Bonds issued by Digitel Capital Philippines, Ltd., or DCPL, with redemption value of US$66 million, or Php2,913 million, as of the exchange date of December 8, 2011. As a result of this partial conversion and exchange by PLDT of bonds into 4 billion Digitel common shares, PLDT’s equity interest increased from 51.6% to 70.2% of the outstanding common stock of Digitel as at December 31, 2011.

Under the SRC, PLDT is required to conduct a mandatory tender offer for the approximately 48.4% of the issued common stock of Digitel held by the remaining noncontrolling shareholders of Digitel in connection with PLDT’s acquisition of 51.6% interest in Digitel from the seller-parties. On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of Digitel shareholders, except for tendering shareholders residing outside the Philippines who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. The contingently issuable shares under the mandatory tender offer were considered in determining diluted earnings per share, which was calculated assuming all remaining Digitel shareholders would accept PLDT shares in response to the mandatory tender offer.

On January 25, 2012, Digitel filed for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and accordingly ordered the delisting of the shares of Digitel from the Official Registry of the PSE effective March 26, 2012. Subject to the payment of the required voluntary delisting fee, Digitel shares shall no longer be tradable on the PSE effective March 26, 2012.

From February 1 to 3, 2012, PLDT purchased from the open market 37.9 million common shares of Digitel.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of Exchangeable Bonds due 2014 issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. As a result of the open market purchase of 37.9 million common shares of Digitel and the additional partial exchange by PLDT of bonds into 14,641 million Digitel common shares, PLDT further increased its equity interest to 99.4% of the outstanding common stock of Digitel as at March 6, 2012.

PLDT’s Listing of Additional Common Shares

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel, see Note 13 – Business Combinations – PLDT’s Acquisition of Digitel to the accompanying consolidated financial statements.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

PLDT’s Creation of Voting Preferred Shares

On July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of voting preferred stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the

Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines. The holders of voting preferred stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of voting preferred stock.

The Special Meeting of Stockholders scheduled on September 20, 2011 for purposes of presenting and obtaining stockholders’ approval of the Amendments, or the Special Meeting, was cancelled by the Board of Directors due to an anticipated lack of quorum. Based on the validated and tabulated proxies reported by PLDT’s Transfer Agents, the corporate secretary of PLDT determined that: (1) holders of shares equivalent to 73.27% of the total outstanding common stock had given valid proxies to be represented and vote their shares in the Special Meeting; and (2) the number of shares of preferred stock necessary to bring the total shares represented in person or by proxy and to vote at the Special Meeting to two-thirds of total outstanding capital stock, being the quorum required for the Special Meeting, would most likely not be secured. Under the Corporation Code, holders of preferred shares are also entitled to vote on significant corporate actions, such as the amendment of the Articles of Incorporation, which is the principal item in the agenda for the Special Meeting.

The Board of Directors called for another Special Meeting of Stockholders which will be held on March 22, 2012 for the aforestated purposes.

After the approval of the Amendments by the stockholders and the Philippine SEC, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, may determine the specific terms, features and limitations of the Voting Preferred Stock and, as it deems necessary to protect the interest of PLDT and its stakeholders, authorize the issuance of shares of Voting Preferred Stock to Qualified Owners. It is contemplated that the shares of Voting Preferred Stock will have the following other features: (a) entitled to dividends at such rate to be determined by the Board of Directors, payable before any dividends are paid to the holders of Common Stock; (b) not convertible to Common Stock or to any shares of stock of PLDT of any class; (c) redeemable at the option of PLDT; (d) holders will have no pre-emptive right to subscribe or purchase any shares of stock of any class, or convertible debt, securities or warrants issued, sold or disposed by PLDT; and (e) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock.

Redemption of Preferred Shares

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, which were issued pursuant to the PLDT SIP, or the SIP Preferred Shares, effective January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or the Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the record date. In accordance with the terms and conditions of the SIP Preferred Shares, PLDT, on the Redemption Date, paid each of the holders of SIP Preferred Shares as of the Record Date, an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.8 billion, the amount required to fund the redemption price for the SIP Preferred Shares, in a trust account in the name of Rizal Commercial Banking Corporation, as trustee. Pursuant to the terms of the trust account, the trustee will continue to hold in trust, for the benefit of those Holders of SIP Preferred Shares who have failed to claim their redemption price for a period of 10 years from the Redemption Date or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on such redemption trust fund shall accrue for the benefit of, and be paid from time to time to, PLDT.

As at January 19, 2012, notwithstanding that any stock certificate representing the SIP Preferred Shares has not been surrendered for cancellation, the SIP Preferred Shares shall no longer be deemed outstanding and the right of the holders of such shares to receive dividends thereon shall cease to accrue and all rights with respect to such SIP Preferred Shares shall forthwith cease and terminate, except only the right to receive the Redemption Price for such SIP Preferred Shares, but without interest thereon.

All SIP Preferred Shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock had been redeemed and retired effective January 19, 2012. A total amount of Php105 million was withdrawn from the Trust Account, representing total payments in redemption as at March 6, 2012.

PLDT expects to similarly redeem outstanding shares of 10% Cumulative Convertible Preferred Stock Series GG to II as and when they become eligible for redemption.

See Note 19 – Equity to the accompanying consolidated financial statements for further details.

Beacon’s Acquisition of Additional Meralco Shares

In January 2012, Beacon acquired 30 million Meralco common shares from FPUC representing approximately 3% beneficial ownership in Meralco at nominal value of Php295 per share, increasing Beacon’s beneficial ownership in Meralco to 48%. FPUC will retain certain property dividends that may be declared on such shares.

PCEV’s Additional Investment in Beacon

On October 19, 2011, PCEV’s Board of Directors approved the subscription of 1,199 million Beacon preferred shares for a total cash consideration of Php15,136 million. Beacon’s preferred shares are entitled to liquidation preference and yearly cumulative dividends at a rate of 7% per annum. PCEV and Beacon entered into a Subscription Agreement on October 20, 2011 for said shares.

On December 2, 2011, PCEV’s Board of Directors approved the subscription of 135 million Beacon common shares for a total cash consideration of Php2,700 million. PCEV and Beacon entered into a subscription agreement on January 20, 2012 for said common shares. MPIC subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

PCEV’s Voluntary Delisting

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the Philippine Stock Exchange in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to purchase the shares owned by the remaining minority shareholders representing 0.49% of the outstanding common stock of PCEV, which Smart, as the owner of 99.51% of the outstanding common shares of PCEV, is expected to conduct.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 – Related Party Transactions to the accompanying consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at December 31, 2011:

Type of Accounts Receivable	Total	Current	31–60 Days	61–90 Days	Over 91 Days
	(in millions)
Retail subscribers	Php11,302	Php2,143	Php1,086	Php357	Php7,716
Corporate subscribers	9,200	1,595	1,487	657	5,461
Foreign administrations	4,961	1,588	1,346	687	1,340
Domestic carriers	1,323	227	108	112	876
Dealers, agents and others	4,231	3,042	231	224	734

Total	Php31,017	Php8,595	Php4,258	Php2,037	Php16,127

Less: Allowance for doubtful accounts	14,772

Total Receivables - net	Php16,245

A-1

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2011 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Signature and Title:	/s/ Napoleon L. Nazareno
NAPOLEON L. NAZARENO
President and Chief Executive Officer

Signature and Title:	/s/ Anabelle Lim-Chua
ANABELLE LIM-CHUA
Senior Vice President and Treasurer (Principal Financial Officer)

Signature and Title:	/s/ June Cheryl A. Cabal-Revilla
JUNE CHERYL A. CABAL-REVILLA
First Vice President and Controller (Principal Accounting Officer)

Date: March 6, 2012

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011 AND 2010

AND FOR THE THREE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

AND

INDEPENDENT AUDITORS’ REPORT

INDEPENDENT AUDITORS’ REPORT

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

Ramon Cojuangco Building

Makati Avenue, Makati City

We have audited the accompanying consolidated financial statements of Philippine Long Distance Telephone Company and Subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2011 and 2010, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Philippine Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries as at December 31, 2011 and 2010, and their financial performance and cash flows for each of the three years in the period ended December 31, 2011 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

/s/ Marydith C. Miguel
Marydith C. Miguel
Partner

CPA Certificate No. 65556

SEC Accreditation No. 0087-AR-2 March 4, 2010 to March 3, 2013

Tax Identification No. 102-092-270

BIR Accreditation No. 08-001998-55-2009,

June 1, 2009, Valid until May 31, 2012

PTR No. 3174812, January 2, 2012, Makati City

March 6, 2012

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2011 and 2010

(in million pesos, except par value per share amounts and number of shares)

	2011	2010
ASSETS
Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12, 20 and 27)	197,731	163,184
Investments in associates and joint ventures (Notes 3, 4, 5, 10, 24 and 27)	17,865	23,203
Available-for-sale financial assets (Notes 6, 10 and 27)	7,181	147
Investment in debt securities – net of current portion (Notes 11 and 27)	150	484
Investment properties (Notes 3, 6, 9, 12 and 27)	1,115	1,560
Goodwill and intangible assets (Notes 3, 4, 5, 14, 21 and 27)	80,656	11,485
Deferred income tax assets – net (Notes 3, 4, 7 and 27)	5,975	6,110
Derivative financial assets (Note 27)	—	178
Prepayments – net of current portion (Notes 3, 5, 18, 25 and 27)	8,869	8,679
Advances and other noncurrent assets – net of current portion (Note 27)	1,340	1,187

Total Noncurrent Assets	320,882	216,217

Current Assets
Cash and cash equivalents (Notes 15 and 27)	46,057	36,678
Short-term investments (Note 27)	558	669
Trade and other receivables (Notes 3, 5, 16, 18, 24 and 27)	16,245	16,428
Inventories and supplies (Notes 3, 4, 5, 17 and 27)	3,827	2,219
Derivative financial assets (Note 27)	366	5
Current portion of investment in debt securities (Notes 11 and 27)	358	—
Current portion of prepayments (Notes 18 and 27)	7,227	5,418
Current portion of advances and other noncurrent assets (Note 27)	126	181

Total Current Assets	74,764	61,598

TOTAL ASSETS	395,646	277,815

EQUITY AND LIABILITIES
Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 441,912,370 shares as at December 31, 2011 and 441,887,387 shares as at December 31, 2010 (Notes 8, 19 and 27)	4,419	4,419
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011; and issued - 189,480,549 shares and outstanding - 186,756,438 shares as at December 31, 2010 (Notes 8, 19 and 27)	1,085	947
Treasury stock - 2,724,111 shares as at December 31, 2011 and 2010 (Notes 8, 19 and 27)	(6,505)	(6,505)
Capital in excess of par value	127,246	62,890
Retained earnings (Note 19)	26,232	36,594
Other comprehensive income (Note 6)	(644)	(1,276)

Total Equity Attributable to Equity Holders of PLDT	151,833	97,069
Noncontrolling interests (Note 6)	386	316

TOTAL EQUITY	152,219	97,385

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at December 31, 2011 and 2010

(in million pesos, except par value per share amounts and number of shares)

	2011	2010
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	91,280	75,888
Deferred income tax liabilities – net (Notes 3, 4, 7 and 27)	2,902	1,099
Derivative financial liabilities (Note 27)	2,235	3,604
Pension and other employee benefits (Notes 3, 5, 23, 25 and 27)	609	1,834
Customers’ deposits (Note 27)	2,272	2,223
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	22,642	13,567

Total Noncurrent Liabilities	121,940	98,215

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	29,554	25,804
Accrued expenses and other current liabilities (Notes 3, 10, 14, 20, 21, 23, 24, 25, 26 and 27)	58,271	35,959
Derivative financial liabilities (Note 27)	924	—
Provision for claims and assessments (Notes 3, 26 and 27)	1,555	1,555
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	26,009	13,801
Dividends payable (Notes 19 and 27)	2,583	2,086
Income tax payable (Notes 7 and 27)	2,591	3,010

Total Current Liabilities	121,487	82,215

TOTAL LIABILITIES	243,427	180,430

TOTAL EQUITY AND LIABILITIES	395,646	277,815

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos, except earnings per common share amounts)

	2011	2010	2009
		(As Restated – Note 2)
REVENUES
Service revenues (Notes 2, 3 and 4)	153,958	156,170	159,597
Non-service revenues (Notes 3, 4 and 5)	2,645	2,217	2,426

	156,603	158,387	162,023

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	27,957	26,277	25,607
Compensation and employee benefits (Notes 3, 5 and 25)	20,151	24,070	23,100
Interconnection costs (Note 2)	12,586	13,928	14,030
Repairs and maintenance (Notes 12, 17 and 24)	10,391	9,434	8,631
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	10,209	2,438	5,061
Selling and promotions	7,847	5,284	5,749
Professional and other contracted services (Note 24)	5,668	4,853	4,361
Cost of sales (Notes 5, 17 and 24)	5,443	4,771	5,432
Rent (Notes 3 and 27)	4,162	3,970	4,055
Taxes and licenses (Note 26)	3,597	2,571	2,881
Communication, training and travel	1,946	1,832	1,902
Insurance and security services (Note 24)	1,384	1,252	1,264
Amortization of intangible assets (Notes 3, 4 and 14)	264	388	368
Other expenses (Note 24)	1,777	1,763	1,700

	113,382	102,831	104,141

	43,221	55,556	57,882

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	2,035	1,408	2
Interest income (Notes 4, 5, 11 and 15)	1,372	1,200	1,539
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	197	(1,741)	(1,006)
Foreign exchange gains (losses) – net (Notes 4, 9 and 27)	(744)	1,807	909
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(6,491)	(6,698)	(6,556)
Other income (Notes 4 and 18)	3,087	2,153	2,069

	(544)	(1,871)	(3,043)

INCOME BEFORE INCOME TAX (Note 4)	42,677	53,685	54,839
PROVISION FOR INCOME TAX (Notes 3, 4 and 7)	11,040	13,426	14,744

NET INCOME (Note 4)	31,637	40,259	40,095

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	31,697	40,217	39,781
Noncontrolling interests (Notes 4 and 8)	(60)	42	314

	31,637	40,259	40,095

Earnings Per Share Attributable to Common Equity Holders of PLDT (Note 8)
Basic	163.24	212.85	210.38
Diluted	163.10	212.85	210.36

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	2011	2010	2009
NET INCOME (Note 4)	31,637	40,259	40,095
OTHER COMPREHENSIVE INCOME (LOSS) (Note 6)
Foreign currency translation differences of subsidiaries	624	(761)	(657)
Net fair value gains on cash flow hedges	14	—	—
Net gains on available-for-sale financial assets (Note 10):	3	22	3
Gains from changes in fair value recognized during the year	3	23	3
Income tax related to fair value adjustments charged directly to equity	—	(4)	—
Losses removed from other comprehensive income taken to income	—	3	—
Revaluation increment on investment properties:	—	314	—
Revaluation increment of property, plant and equipment transferred to investment properties during the year	—	449	—
Income tax related to revaluation of increment charged directly to equity	—	(135)	—

Total Other Comprehensive Income (Loss)	641	(425)	(654)

TOTAL COMPREHENSIVE INCOME	32,278	39,834	39,441

ATTRIBUTABLE TO:
Equity holders of PLDT	32,329	39,958	39,142
Noncontrolling interests	(51)	(124)	299

	32,278	39,834	39,441

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	Preferred Stock	Common Stock	Treasury Stock	Stock Options Issued	Capital in Excess of Par Value	Retained Earnings	Other Comprehensive Income	Total Equity Attributable to Equity Holders of PLDT	Noncontrolling Interests	Total Equity
Balances as at January 1, 2009	4,415	947	(4,973)	6	68,337	37,177	(378)	105,531	1,438	106,969
Total comprehensive income:	—	—	—	—	—	39,781	(639)	39,142	299	39,441
Net income (Notes 4 and 8)	—	—	—	—	—	39,781	—	39,781	314	40,095
Other comprehensive loss (Note 6)	—	—	—	—	—	—	(639)	(639)	(15)	(654)
Cash dividends (Note 19)	—	—	—	—	—	(39,214)	—	(39,214)	(436)	(39,650)
Issuance of capital stock – net of conversion (Note 19)	1	—	—	—	11	—	—	12	—	12
Exercised option shares	—	—	—	(6)	21	—	—	15	—	15
Acquisition of treasury stocks (Notes 2, 8, 19 and 27)	—	—	(1,432)	—	—	—	—	(1,432)	—	(1,432)
Acquisition of noncontrolling interest in a subsidiary (Note 2)	—	—	—	—	(5,479)	—	—	(5,479)	(751)	(6,230)

Balances as at December 31, 2009	4,416	947	(6,405)	—	62,890	37,744	(1,017)	98,575	550	99,125

Balances as at January 1, 2010	4,416	947	(6,405)	—	62,890	37,744	(1,017)	98,575	550	99,125
Total comprehensive income:	—	—	—	—	—	40,217	(259)	39,958	(124)	39,834
Net income (Notes 4 and 8)	—	—	—	—	—	40,217	—	40,217	42	40,259
Other comprehensive loss (Note 6)	—	—	—	—	—	—	(259)	(259)	(166)	(425)
Cash dividends (Note 19)	—	—	—	—	—	(41,367)	—	(41,367)	(50)	(41,417)
Issuance of capital stock – net of conversion (Note 19)	3	—	—	—	—	—	—	3	—	3
Acquisition of treasury stocks (Notes 2, 8, 19 and 27)	—	—	(100)	—	—	—	—	(100)	—	(100)
Others	—	—	—		—	—	—	—	(60)	(60)

Balances as at December 31, 2010	4,419	947	(6,505)	—	62,890	36,594	(1,276)	97,069	316	97,385

Balances as at January 1, 2011	4,419	947	(6,505)	—	62,890	36,594	(1,276)	97,069	316	97,385
Total comprehensive income:	—	—	—	—	—	31,697	632	32,329	(51)	32,278
Net income (Notes 4 and 8)	—	—	—	—	—	31,697	—	31,697	(60)	31,637
Other comprehensive income (Note 6)	—	—	—	—	—	—	632	632	9	641
Cash dividends (Note 19)	—	—	—	—	—	(42,059)	—	(42,059)	(8)	(42,067)
Issuance of capital stock – net of conversion (Note 19)	—	138	—	—	64,356	—	—	64,494	—	64,494
Business combinations and others (Notes 2 and 13)	—	—	—	—	—	—	—	—	129	129

Balances as at December 31, 2011	4,419	1,085	(6,505)	—	127,246	26,232	(644)	151,833	386	152,219

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax (Note 4)	42,677	53,685	54,839
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	27,957	26,277	25,607
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	10,209	2,438	5,061
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	5,312	5,471	5,317
Accretion on financial liabilities – net (Notes 5, 20 and 27)	1,062	1,177	1,062
Foreign exchange losses (gains) – net (Notes 4, 9 and 27)	744	(1,807)	(909)
Amortization of intangible assets (Notes 3 and 14)	264	388	368
Incentive plans (Notes 3, 5 and 25)	38	1,392	1,833
Pension benefit costs (income) (Notes 3, 5 and 25)	(38)	236	1,306
Gains on disposal of property, plant and equipment (Note 9)	(172)	(913)	(127)
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	(197)	1,741	1,006
Interest income (Notes 4, 5 and 15)	(1,372)	(1,200)	(1,539)
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(2,035)	(1,408)	(2)
Others	(1,961)	(352)	(802)

Operating income before changes in assets and liabilities	82,488	87,125	93,020
Decrease (increase) in:
Trade and other receivables	2,064	(3,132)	(1,324)
Inventories and supplies	(1,017)	89	(305)
Prepayments	(539)	(146)	(1,333)
Advances and other noncurrent assets	51	(15)	271
Increase (decrease) in:
Accounts payable	904	6,407	130
Accrued expenses and other current liabilities	7,011	3,722	8,227
Pension and other employee benefits	(236)	(4,603)	(9,071)
Customers’ deposits	45	57	32
Other noncurrent liabilities	12	50	(46)

Net cash generated from operations	90,783	89,554	89,601
Income taxes paid	(11,574)	(12,294)	(15,215)

Net cash provided by operating activities	79,209	77,260	74,386

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,359	1,165	1,352
Dividends received (Note 10)	520	534	360
Proceeds from:
Disposal of investments in associates (Note 10)	15,136	—	—
Cash acquired – net of payment for purchase of investment (Note 13)	1,928	—	—
Disposal of property, plant and equipment (Note 9)	523	859	932
Maturity of short-term investments	315	6,256	9,728
Disposal of investments in subsidiaries (Note 2)	218	—	—
Disposal of investment properties (Note 12)	1	89	18
Disposal of investments held-for-sale	1	10	—
Redemption of investment in debt securities	—	409	4,005
Payments for:
Acquisition of intangibles (Note 14)	(2)	(13)	(21)
Purchase of investments in associates (Note 10)	(155)	—	(18,070)
Purchase of short-term investments	(246)	(3,114)	(6,838)
Purchase of subsidiaries – net of cash acquired (Note 13)	(977)	(188)	(8,989)
Contingent consideration arising from business combinations (Note 23)	(1,910)	—	—
Acquisition of available-for-sale financial assets (Note 10)	(15,179)	(2)	—
Purchase of investment in debt securities	—	(403)	(3,572)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(648)	(710)	(691)
Additions to property, plant and equipment (Notes 4 and 9)	(30,559)	(28,056)	(27,378)
Decrease (increase) in advances and other noncurrent assets	(122)	(119)	112
Decrease (increase) in notes receivable	85	—	(80)

Net cash used in investing activities	(29,712)	(23,283)	(49,132)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2011, 2010 and 2009

(in million pesos)

	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES
Availments of long-term debt (Note 20)	17,464	7,246	41,989
Availments of long-term financing for capital expenditures	7,803	3,777	7,993
Proceeds from notes payable (Note 20)	2,136	—	2,000
Proceeds from issuance of capital stock	2	3	18
Payments of obligations under finance leases	(33)	(29)	(24)
Payments of debt issuance costs (Note 20)	(42)	(111)	(173)
Payments of notes payable (Note 20)	(390)	(2,274)	(270)
Settlements of derivative financial instruments (Note 27)	(632)	(1,095)	(1,913)
Settlements of long-term financing for capital expenditures	(4,923)	(3,702)	(4,678)
Payments of interest – net of capitalized portion (Notes 5, 20 and 27)	(5,325)	(5,580)	(5,239)
Payments of long-term debt (Note 20)	(14,666)	(12,371)	(18,958)
Payments of cash dividends (Note 19)	(41,598)	(41,080)	(39,286)
Payments for acquisition of treasury shares (Notes 8, 19 and 27)	—	(106)	(1,752)

Net cash used in financing activities	(40,204)	(55,322)	(20,293)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	86	(296)	(326)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,379	(1,641)	4,635
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	36,678	38,319	33,684

CASH AND CASH EQUIVALENTS AT END OF YEAR	46,057	36,678	38,319

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time. Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT and together with NTT Communications beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2010. NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This investment in PTIC represents an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date. Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes. First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at December 31, 2010.

On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGS, and certain other seller-parties, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGS and its subsidiary; and (iii) intercompany advances made by JGS to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010 (the “Enterprise Assets”). As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares. PLDT granted consents to the sale by JGS of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGS had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively. As at December 31, 2011, with the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates and NTT Group (NTT DOCOMO, together with NTT Communications Capital (UK) Ltd.) owned approximately 8%, 26% and 21% of PLDT’s outstanding common shares, respectively. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There are approximately 55 million ADSs outstanding as at December 31, 2011.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three principal business segments, wireless, fixed line and business process outsourcing, or BPO, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 were approved and authorized for issuance by the Board of Directors on March 6, 2012, as reviewed and recommended for approval by the Audit Committee on March 5, 2012.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair value.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at December 31, 2011 and 2010:

			2011		2010
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc., or SBI, and Subsidiaries, or SBI Group	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Call center services	—	100.0	—	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc., or WCI	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Telecoms Solutions, Inc., or TSI(a)	Mauritius	Mobile commerce platforms	—	—	—	100.0
Far East Capital Limited, or FECL, and Subsidiary, or FECL Group	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation, or PHC	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc., or FHI:	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or Chikka Group	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0	—	100.0
Smarthub Pte. Ltd. (formerly SmartConnect Holdings Pte. Ltd.), or SHPL:	Singapore	Investment company	—	100.0	—	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	—	85.0	—	85.0

			2 0 1 1		2 0 1 0
	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect
Blue Ocean Wireless, or BOW(b)	Isle of Man	Delivery of GSM communication capability for the maritime sector	—	—	—	51.0
Telesat, Inc., or Telesat(c)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite(c)	Philippines	Satellite communications services	67.0	—	67.0	—
Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel(g)	Philippines	Cellular mobile services	—	70.2	—	—
Fixed Line
ePLDT, Inc., or ePLDT(d):	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—	100.0	—
ABM Global Solutions, Inc. (formerly BayanTrade, Inc.), or AGS, and Subsidiaries, or AGS Group	Philippines	Internet-based purchasing, IT consulting and professional services	—	93.5	—	93.5
Digital Paradise, Inc., or Digital Paradise(e)	Philippines	Internet services	—	—	—	75.0
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	50.0
netGames, Inc., or netGames	Philippines	Customer relationship management	—	57.5	—	57.5
Level Up!, Inc., or Level Up!(f)	Philippines	Publisher of online games	—	—	—	57.5
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation, or PLDT Global, and Subsidiaries, or PLDT Global Group	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc., or SNMI(c)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom Group	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	—	97.8	—
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Digitel(g):	Philippines	Telecommunications services	70.2	—	—	—
Digitel Capital Philippines Ltd., or DCPL	British Virgin Islands	Telecommunications services	—	70.2	—	—
Digitel Information Technology Services, Inc. or DITSI	Philippines	Internet services	—	70.2	—	—
Pilipinas Global Network Limited, or PGNL	British Virgin Islands	International distributor of Filipino channels and content	60.0	—	—	—
BPO
SPi Global Holdings, Inc., or SPi Global(h):	Philippines	Investment company	100.0	—	—	100.0
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group(d)	Philippines	Knowledge processing solutions	—	100.0	—	100.0
SPi CRM, Inc., or SPi CRM(d)	Philippines	Customer relationship management	—	100.0	—	100.0
Infocom Technologies, Inc., or Infocom(d)	Philippines	Customer relationship management	—	99.6	—	99.6
Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	—	99.5	—	99.5

(a)	Dissolved on May 3, 2011.
(b)	In June 2011, the management and operations of BOW was transferred from SHPL to Stratos BV, a third party.
(c)	Ceased commercial operations.
(d)	On December 6, 2011, SPi, SPi CRM and Infocom were sold by ePLDT to SPi Global to support PLDT’s objective to grow the BPO segment.
(e)	On April 1, 2011, ePLDT sold its entire 75% equity interest in Digital Paradise.
(f)	On July 11, 2011, ePLDT sold its 57.5% interest in Level Up!.
(g)

On October 26, 2011, PLDT acquired 51.6% equity interest in Digitel. On December 8, 2011 PLDT exercised the conversion option on convertible and exchangeable bonds issued by Digitel and DCPL, respectively, for an aggregate of 4 billion Digitel common shares, increasing PLDT’s equity interest from 51.6% to 70.2%. At the end of the tender offer period on January 19, 2012, PLDT’s equity interest in Digitel increased from 70.2% to 98%. The acquisition of 51.6% equity interest in Digitel and mandatory tender offer were accounted for as linked transactions, and the acquisition of Digitel was treated as if 100% equity interest were obtained up to end of tender offer period where the actual remaining noncontrolling interest is determined. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

(h)

On July 25, 2011, SPi Global was sold by ePLDT to PLDT and reclassified as a holding company for BPO segment. ePLDT and its remaining subsidiaries were folded to the fixed line business of PLDT. See discussion in Note 4 – Operating Segment Information.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interest shares in losses even if the losses exceed the non-controlling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.
Smart’s Acquisition of Noncontrolling Interests in PCEV

Smart’s Board of Directors approved on June 19, 2009 a tender offer to acquire at Php8.50 per share, which was paid in cash on August 12, 2009, from PCEV’s non-controlling shareholders up to approximately 840 million shares representing 7.2% of the outstanding common stock of PCEV at that time. Smart filed the Tender Offer Report with the Philippine SEC and the PSE on June 23, 2009 pursuant to Section 19 of the Securities Regulation Code, or SRC. The tender offer commenced on July 1, 2009 and ended on July 29, 2009, with approximately 93.0% of PCEV’s non-controlling shares tendered, thereby increasing Smart’s ownership to approximately 99.5% of the outstanding common stocks of PCEV. The aggregate cost for the tender offer paid by Smart to non-controlling shareholders on August 12, 2009 amounted to Php6,618 million, from which Smart recognized an excess of acquisition cost over the carrying value of noncontrolling interests acquired of Php5,479 million presented as part of capital in excess of par value account.

PCEV’s Common Stock

PCEV’s Board of Directors approved three share buyback programs during its meetings on November 3, 2008, March 2, 2009 and August 3, 2009. For all three programs, the buyback was done through the trading facilities of the PSE through open market purchases, block trades or other modes, subject to compliance with applicable laws, rules and regulations. The number of shares approved for repurchase under the buyback programs were 58 million, 25 million and 61.5 million for the programs approved on November 3, 2008, March 2, 2009 and August 3, 2009, respectively. The program approved on November 3, 2008 was completed in January 2009 at a total cost of Php403 million, while the program approved on March 2, 2009 was completed in March 2009 at a total cost of Php188 million. PCEV repurchased 2.8 million shares at a total cost of Php23 million in 2009 and 0.8 million shares at a total cost of Php7 million in 2010 under the program approved on August 3, 2009. As at December 31, 2011 and 2010, cumulative shares repurchased under the share buyback programs totaled 86.6 million at an aggregate cost of Php621 million.

The share buyback was accounted for as acquisition of noncontrolling interest and therefore an equity transaction wherein the difference between the consideration paid and proportionate carrying value is recognized as an adjustment to capital in excess of par.

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to purchase the shares owned by the remaining minority shareholders representing 0.49% of the outstanding common stock of PCEV, which Smart, as the owner of 99.51% of the outstanding common shares of PCEV, is expected to conduct.

The program approved on August 3, 2009 was terminated by PCEV’s Board of Directors on March 5, 2012 in anticipation of the tender offer by Smart to PCEV’s remaining minority shareholders.

Dissolution of TSI

On May 3, 2011, TSI was officially dissolved as a result of its voluntary application for insolvency. In a notice received from the Director of Insolvency Service, TSI has completely complied with the requirements of Section 151 (5) of the Insolvency Act of 2009. TSI was incorporated in Mauritius with principal activity of providing platform for mobile commerce.

Smart’s Sale of Investments in BOW

In June 2011, the management and operations of BOW was transferred from SHPL to Stratos BV, a third party. Consequently, SHPL ceased to recognize BOW as its subsidiary with the final transfer of BOW’s management and operations.

ePLDT’s Sale of Investments in Digital Paradise and Level Up!

As part of ePLDT’s business realignment and continuing efforts to dispose its non-core businesses, ePLDT sold its entire 75% interest in Digital Paradise on April 1, 2011, which was followed by the sale of its 57.5% interest in Level Up! on July 11, 2011.

Additional Investment of ePLDT in ePDS

On August 24, 2011, ePLDT acquired an additional 17% of the equity interest of ePDS from Quantium Solutions International Pte. Ltd., or Quantium (formerly G3 Worldwide ASPAC), a private limited company, wherein ePLDT’s equity interest in ePDS increased from 50% to 67%. See Note 10 – Investment in Associates and Joint Ventures and Note 13 – Business Combinations – PLDT’s Acquisition of ePDS.

Sale of Medical Transcription Business of SPi and SPi America Holdings

On September 26, 2011, SPi and SPi America Holdings, a wholly-owned subsidiary of SPi, signed an Asset Purchase Agreement, or APA, with Acusis, LLC, a global provider of outsourced clinical documentation solutions based in Pittsburg, Pennsylvania, USA, for the sale of all assets and rights of every type and description which are related to or are used in the medical transcription business for a total consideration of US$2.8 million, or Php121 million, subject to the terms and conditions specified in the APA. The sale generated a net gain of US$2 million, or Php89 million.

The sale of investments in BOW, Digital Paradise, Level Up! and Medical transcription business of SPi and SPi America Holdings do not qualify as discontinued operations as these businesses do not represent a disposal of major line of business of PLDT Group.

Divestment of CURE

On October 26, 2011, Smart was directed by PLDT to divest CURE, its wholly-owned subsidiary, as one of the conditions to the NTC’s approval of the acquisition of Digitel by PLDT. CURE was granted the right to use the 10 MHz of 3G frequency bandwidth in the 1955-1965 to 1955-2155 MHz spectrum, or the Affected Frequency, and operates the wireless business under the Red Mobile brand.

The NTC also approved in October 2011 the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets. There will be a nine-month transition period to effect this first requirement; and

•

Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, the Affected Frequency and related permits. The divestment sale will be conducted within six months after the end of the nine-month transition period and will be made under the supervision and control of the NTC.

The divestment of CURE related franchise and licenses qualifies as noncurrent assets held-for-sale but was no longer presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Reorganization of SPi Global

On July 25, 2011, ePLDT sold its 100% equity interest in SPi Global to PLDT to serve as the new holding company for BPO business segment of the PLDT Group. Subsequently, on December 6, 2011, ePLDT also sold its 100% equity interest in SPi, SPi CRM and Infocom to SPi Global. The transaction was made at carrying values and has no impact in our consolidated financial statements. See discussion in Note 4 – Operating Segment Information.

Statement of Compliance

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Change in the Presentation of our Outbound Revenues

In 2011, we changed the presentation of our outbound revenues to gross amounts before charges billed to us, where applicable, by other carriers. In doing so, interconnection costs are then presented as a separate line item in the expense section of our consolidated income statements. Prior to 2011, we presented outbound revenues net of the share of other carriers. We made this change to present outbound revenue on a gross basis to more correctly present and align our consolidated income statement presentation with the predominant global practice in the telecommunications industry.

We accounted for the change retroactively and accordingly restated our comparative consolidated income statements. The change has no impact on our consolidated net income, earnings per share, cash flows and statements of financial position. The table below shows the affected line items in our financial information for the years ended December 31, 2010 and 2009.

	2010			2009
	As restated	As previously presented	Change	As restated	As previously presented	Change
	(in million pesos)
Revenues	158,387	144,459	13,928	162,023	147,993	14,030
Expenses	102,831	88,903	13,928	104,141	90,111	14,030
EBITDA margin(1)	54%	59%	(5%)	54%	59%	(5%)

(1)	See discussion in Note 4 – Operating Segment Information.

Changes in Accounting Policies and Disclosures

Our accounting policies are consistent with those of the previous financial year except for the adoption of the following amendments and improvements to existing PFRSs and new interpretation as at January 1, 2011:

•	Amendment to Philippine Accounting Standard, or PAS, 24, Related Party Disclosures;

•	Amendment to PAS 32, Financial Instruments: Presentation - Classification of Rights Issues;

•	Amendment to Philippine Interpretation International Financial Reporting Interpretations Committee, or IFRIC, 14, Prepayments of a Minimum Funding Requirement;

•	Philippine Interpretation IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments; and

•	Improvements to PFRSs (2010).

The changes introduced by such amendments, improvements and new interpretation are as follows:

Amendment to PAS 24, Related Party Disclosures. The standard has been amended to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in the consolidated financial statements. Also, the amended standard provides a partial exemption from the disclosure requirements for government-related entities. The adoption of this amended standard did not have any impact on our current related party transaction disclosures.

Amendment to PAS 32, Financial Instruments: Presentation - Classification of Rights Issues. The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; and (b) the instruments are used to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The adoption of this amendment did not have any impact on our financial position or performance.

Amendment to Philippine Interpretation IFRIC 14, Prepayments of a Minimum Funding Requirement. The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. The adoption of this amendment did not have any impact on our financial position or performance.

Philippine Interpretation IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments. The interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation did not have any impact on our financial position or performance.

Improvements to PFRSs

The Financial Reporting Standards Council approved during its meeting in May 2010 the adoption of

Improvements to PFRSs, which were issued by the International Accounting Standards Board in May 2010. Improvements to PFRSs is an omnibus of amendments to standards that deal primarily with a view to remove inconsistencies and clarify wording. There are separate transitional provisions for each standard which are all effective beginning January 1, 2011. The adoption of the following amendments resulted in changes to our accounting policies but did not have any impact on our financial position or performance.

•

PFRS 3, Business Combinations. The improvements include: (a) clarification that the amendments to PFRS 7, Financial Instruments: Disclosures, PAS 32, Financial Instruments: Presentation, and PAS 39, Financial Instruments: Recognition and Measurement, that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of PFRS 3 (as revised in 2008); (b) guidance that the choice of measuring noncontrolling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of noncontrolling interest are measured at fair value unless another measurement basis is required by PFRS; and (c) clarification that the application guidance in PFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced and voluntarily replaced share-based payment awards.

•	PFRS 7, Financial Instruments. The amendment emphasizes the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments.

•

PAS 1, Presentation of Financial Statements. The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

•

PAS 27, Consolidated and Separate Financial Statements. The improvement clarifies that the consequential amendments from PAS 27 made to PAS 21, The Effects of Changes in Foreign Exchange Rates, PAS 28, Investments in Associates, and PAS 31, Interests in Joint Ventures, apply prospectively for annual periods beginning on or after July 1, 2009, or earlier when PAS 27 is applied earlier.

•

PAS 34, Interim Financial Reporting. The amendment provides guidance on how to apply disclosure principles in PAS 34 and add disclosure requirements around: (a) the circumstances likely to affect fair values of financial instruments and their classification; (b) transfers of financial instruments between different levels of the fair value hierarchy; (c) changes in classification of financial assets; and (d) changes in contingent liabilities and assets.

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes. The amendment clarifies the meaning of fair value in the context of measuring award credits under customer loyalty programmes.

Significant Accounting Policies

The following are the significant accounting policies applied by us in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer has the option to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of noncontrolling interest are measured at acquisition date fair values unless other measurement basis is required. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of PAS 39, it is measured in accordance with the appropriate PFRS.

Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for noncontrolling interest over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. At measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGU’s because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statement of comprehensive income and changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or losses attributable to equity holders of the associate and therefore is profit or losses after tax and net of noncontrolling interest in the subsidiaries of the associates.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with those of PLDT Group.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Investments in Joint Ventures

Investments in a joint venture that is a jointly controlled entity is accounted for using the equity method of accounting. The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with those of PLDT Group.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between PLDT and our jointly controlled entity. The joint venture is carried at equity method until the date on which we cease to have joint control over the jointly controlled entity.

Upon loss of joint control and provided that the former jointly controlled entity does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in the PLDT Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SHPL, SGP, 3rd Brand, SMHC, SMI, TSI, FECL Group, PLDT Global and Subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka and AGS) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under PLDT Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and the functional currency of SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS is the Singapore dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of PLDT and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent assets held-for-sale and discontinued operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are not depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Our financial assets include cash and cash equivalents, short-term investments, trade and other receivables, quoted and unquoted equity and debt securities, advances and other noncurrent assets, and derivative financial assets.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as at FVPL if they are acquired for the purpose of selling in the near term. Derivative assets, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial assets. Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on a different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized in other comprehensive income account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement; or determined to be impaired, at which time the cumulative loss recorded in other comprehensive income reserve account is recognized in our consolidated income statement. Interest earned on holding available-for-sale debt securities are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right of the payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months of the end of the reporting period.

Financial Liabilities

Initial recognition and measurement

Financial liabilities are classified as financial liabilities at FVPL, other financial liabilities, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings directly attributable transaction costs.

Our financial liabilities include accounts payable, accrued expenses and other current liabilities, interest-bearing financial liabilities, customers’ deposits, derivative financial liabilities, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition at FVPL. Financial liabilities are classified as at held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on a different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices or dealer price quotations at the close of business at the end of the reporting period without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27 – Financial Assets and Liabilities.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial assets

In the case of equity investments classified as available-for-sale financial assets, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as 20.0% or more of the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income reserve account and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income reserve account is reclassified from other comprehensive income reserve account to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income account to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income reserve account.

In the case of debt instruments classified as available-for-sale financial assets, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in the profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models, and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in our consolidated statement of comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement.

Amounts taken to comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where the group will hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments, are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in our consolidated income statement as incurred. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the respective assets if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and adjusted prospectively, if appropriate.

Property under construction is stated at cost. This includes cost of construction, plant and equipment, capitalizable borrowing costs, and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property and equipment for their intended use have been completed, and the property and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the year in which they arise. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite useful life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method of accounting and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost incurred in bringing each items of inventories and supplies to its present location are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGU, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Trade and Other Receivables

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost using the EIR method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original EIR. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in our consolidated income statement.

When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in our consolidated income statement.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, and overseas communication tax where applicable. We provide wireless communication, fixed line communication, and BPO services to our subscribers and customers. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components based on their relative fair value to reflect the substance of the transactions. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund. The following specific recognition criteria must also be met before revenue is recognized:

Service Revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular services. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro-rata basis.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized as revenue based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network and international call connection services are recognized when the call is placed or connection is provided. Charges billed to us by other carriers are presented as interconnection costs in our consolidated income statements. Revenues related to products and VAS are recognized upon delivery of the product or service, net of content providers share in revenue.

Knowledge processing solutions and customer relationship management

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue are recorded as advances from customers and presented as a liability in our consolidated statement of financial position. If the fee is not measurable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction to revenues. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Our wireless segment operates two loyalty points programmes, one for Smart Money cardholders and another for subscribers of Smart Gold, Smart Buddy and SmartBro. The loyalty programme for Smart Money allows cardholders, upon enrollment, to accumulate points when they use their card for purchases, Smart Load payments, and reloads for Smart’s prepaid cards, SmartBro prepaid Airtime and Smart Money Cash Load. The points for the programme can then be redeemed for airtime or load wallet. On the other hand, the loyalty programme for Smart’s cellular and broadband subscribers allows postpaid subscribers to accumulate points for billed transactions and prepaid subscribers for reloads or top-ups and VAS, and international direct dialing usage and tenure in the network for both postpaid and prepaid subscribers. The points for the loyalty programme for the subscribers can then be redeemed, upon registration, for bill rebates, discounts on cellular phonekit purchases, on-network short messaging services or internet surf time. Redemption for both programmes are subject to a minimum number of points being required. Consideration received is allocated between the services sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined by applying statistical analysis. The fair value of the points issued are deferred and recognized as revenue when the points are redeemed.

Non-service Revenues

Handset and equipment sales

Sale of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize provision when we have present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments, changes in actuarial assumptions and the effect of any curtailments or settlements. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits vest immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by long-term employee benefit fund and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service cost and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined contribution plans

Smart and certain of its subsidiaries record expenses for their contribution to the defined contribution plans when the employee renders service to Smart and certain of its subsidiaries, essentially coinciding with their cash contributions to the plans.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Share-Based Payment Transactions

Cash-settled transactions

Our 2007 to 2009 LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement for the year.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement; (b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are set off, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post year-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprise items of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRSs.

New Accounting Standards and Interpretations to Existing Standards Effective Subsequent to December 31, 2011

We will adopt the following revised standards and interpretations enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards and amendments to PFRS to have a significant impact on our consolidated financial statements.

Effective 2012

Amendments to PFRS 7, Disclosures – Transfers of Financial Assets. The amendments will allow users of financial statements to improve their understanding of transfer transactions of financial assets including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. These amendments are applied prospectively and are applicable for annual periods beginning on or after July 1, 2011.

Amendment to PAS 12, Income Taxes – Deferred Income Tax: Recovery of Underlying Assets. The amendment to PAS 12 introduces a rebuttable presumption that deferred tax on investment properties measured at fair value will be recognized on the sale basis, unless an entity has a business model that would indicate the investment property will be consumed in the business. If consumed, an own use basis must be adopted. The amendment also introduces a presumption that recovery of the carrying amount of an asset will normally be through sale. This amendment is effective for annual periods beginning on or after January 1, 2012.

Effective 2013

Amendments to PFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set off in accordance with PAS 32. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set off in accordance with PAS 32. The amendments require entities to disclose, in a tabular format unless another format is more appropriate, the following minimum quantitative information presented separately for financial assets and liabilities recognized at the end of the reporting period: (a) the gross amounts of those recognized financial assets and recognized financial liabilities; (b) the amounts that are set off in accordance with the criteria in PAS 32 when determining the net amounts presented in the statement of financial position; (c) the net amounts presented in the statement of financial position; (d) the amounts subject to an enforceable master netting arrangement or similar agreement that are not otherwise include in (b) above, including: (i) amounts related to recognized financial instruments that do not meet some or all of the offsetting criteria in PAS 32; and (ii) amounts related to financial collateral (including cash collateral); and (e) the net amount after deducting the amounts in (d) from the amounts in (c) above.

PFRS 10, Consolidated Financial Statements. PFRS 10 defines the principle of control and introduces a new approach to determining which investees should be consolidated in the consolidated financial statements. It further provides a single model to be applied in the control analysis for all investees and sets out the accounting requirements for the preparation of consolidated financial statements. PFRS 10 and PAS 27 (as amended in 2011) together will supersede PAS 27 (as amended in 2008) and Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. The standard is applied retrospectively for annual periods beginning on or after January 1, 2013, with certain exceptions. Earlier adoption is permitted provided that PFRS 11, Joint Arrangements, and PFRS 12, Disclosure of Interests in Other Entities, PAS 27 (as revised in 2011) and PAS 28 (as revised in 2011), are applied simultaneously and with additional disclosure of the fact.

PFRS 11, Joint Arrangements. PFRS 11 provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and elimination of proportionate consolidation method. PFRS 11 will supersede PAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Ventures. The standard is applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted provided that PFRS 10, PFRS 12, PAS 27 (as revised in 2011) and PAS 28 (as revised in 2011) are applied simultaneously and with additional disclosure of the fact.

We are currently assessing the potential impact of adoption of PFRS 10 and PFRS 11 when these become effective beginning January 1, 2013.

PFRS 12, Disclosure of Interests in Other Entities. PFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities that enables the users of the financial statements to evaluate: (a) the nature of, and risks associated with, the interests in other entities; and (b) the effects of those interests on the financial position, financial performance and cash flows. The standard also evaluate the: (i) nature and extent of significant restrictions on its ability to access or use assets and settle liabilities of the group; (ii) nature of, and changes in, the risks associated with its interests in consolidated structured entities; (iii) nature and extent of its interests in unconsolidated structured entities, and the nature of, and changes in, the risks associated with those interests; (iv) the nature, extent and financial effects of its interests in joint arrangements and associates, and the nature of the risks associated with those interests; (v) the consequences of changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control; and (vi) the consequences of losing control of a subsidiary during the reporting period.

PFRS 12 is applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. We expect a more comprehensive disclosure about our interest in subsidiaries, joint arrangements, and associates upon adoption.

PFRS 13, Fair Value Measurement. PFRS 13 sets forth the definition of fair value as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date with an emphasis that fair value is a market-based measurement, not an entity-specific measurement. PFRS 13 explains that a fair value measurement requires an entity to determine the following: (a) the particular asset or liability being measured; (b) for a non-financial asset, the highest and best use of the asset and whether the asset is used in combination with other assets or on a stand-alone basis; (c) the market in which an orderly transaction would take place for the asset or liability; and (d) the appropriate valuation technique(s) to use when measuring fair value. The valuation technique(s) used should maximize the use of relevant observable inputs and minimize unobservable inputs. Those inputs should be consistent with the inputs that a market participant would use when pricing the asset or liability. PFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Revised PAS 19, Employee Benefits. The revised standard removes the deferral mechanism for pension plans and prescribes that all changes in the value of defined benefit plans will be recognized as they occur. Those movements are recorded in profit or loss and other comprehensive income as follows: (a) service cost and a net interest income or expense will be recognized in profit or loss. The net interest income or expense is the product of the net balance sheet liability or asset and the discount rate used to measure the obligation –– both as at the start of the year. This removes the current concept of expected return on plan assets –– where income is credited with the expected long-term yield on the assets in the fund; and (b) “Remeasurements” will be recorded in other comprehensive income. These are all other movements in the balance sheet amount (essentially these are currently described as actuarial gains and losses and any effects of the restriction of a surplus to its recoverable amount). Other changes as a result of the revised standard include: (i) recognition of past service cost as expense when the plan amendments occur regardless of whether or not they are vested; and (ii) change in the basis for distinction between short-term and other long-term employee benefits to expected timing of settlement rather than employee entitlement. Changes in the carrying amount of liabilities for other long-tem employment benefits will continue to be recognized in profit or loss. The revised standard also requires termination benefits (outside of a wider restructuring) to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as the other restructuring costs. These amendments are effective for annual periods beginning on or after January 1, 2013 and accounted for retrospectively. Earlier application is permitted. We are currently using the corridor approach in recognizing actuarial gains or losses. Upon adoption of revised PAS 19, unrecognized actuarial gains or losses will be recognized in full as part of other comprehensive income.

Revised PAS 27, Separate Financial Statements. The standard has been revised as a result of the issuance of PFRS 10, PFRS 11 and PFRS 12. The revised standard provides the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements and requires an entity preparing separate financial statements to account for those investments at cost or in accordance with PFRS 9, Financial Instruments: Classification and Measurement. The standard is issued concurrently with PFRS 10 and together, the two PFRSs will supersede PAS 27 (as amended in 2008) and SIC 12, Consolidation – Special Purpose Entities. Revised PAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted provided that PFRS 10, PRFS 11, PFRS 12 and PAS 28 (as revised in 2011) are applied simultaneously and with additional disclosure of the fact.

Revised PAS 28, Investments in Associates and Joint Ventures. The standard has been revised as a result of the issuance of PFRS 10, PFRS 11 and PFRS 12. The revised standard prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Equity method is defined in the revised standard as a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of net assets of the investee. The profit or loss of the investor includes its share of the profit or loss of the investee and the other comprehensive income of the investor includes its share of other comprehensive income of the investee. The revised standard is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. This standard supersedes PAS 28 (as amended in 2003). Revised PAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted provided that PFRS 10, PFRS 11, PFRS 12 and PAS 27 (as revised in 2011) are applied simultaneously and with additional disclosure of the fact.

Amendments to PAS 1, Presentation of Financial Statements. The amendments improve the consistency and clarity of presentation of items of other comprehensive income. The amendments require entities to present line items of amounts of other comprehensive income in the period to be classified by nature and be grouped into those that, in accordance with other PFRSs: (a) will not be reclassified subsequently to profit or loss; and (b) will be reclassified subsequently to profit or loss when specific conditions are met. Other comprehensive income items that can be reclassified into profit or loss include: (i) foreign exchange gains and losses arising from translations of financial statements of foreign operations; and (ii) effective portion of gains and losses on hedging instruments in a cash flow hedge. While those items that cannot be reclassified into profit or loss include: (i) changes in the revaluation surplus; (ii) actuarial gains and losses on defined benefit plans; (iii) gains and losses from investment in equity instruments measured at fair value through other comprehensive income; and (iv) for those liabilities designated at FVPL, changes in fair value attributable to changes in the liability’s credit risk. These amendments are effective for annual periods beginning July 1, 2012. Earlier application is permitted.

Effective 2014

Amendments to PAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to PAS 32 clarify the meaning of “currently has a legally enforceable right to set off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on the net assets of the PLDT, any changes in offsetting is expected to impact leverage ratios and regulatory capital requirements. The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing impact of the amendments to PAS 32.

Effective 2015

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9, as issued in 2010, reflects the first phase of the work on the replacement of PAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in PAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, hedge accounting and derecognition will be addressed. The completion of this project is expected in 2012. The adoption of the first phase of PFRS 9 will have an effect on the classification and measurement of our financial assets. We will quantify the effect on our consolidated financial statements in conjunction with the other phases, when issued, to present a comprehensive picture.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for, SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka, which use the U.S. dollar. SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS use the Singapore dollar as functional currency.

As a result of the internal reorganization within PLDT wherein business process outsourcing is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in PAS 21, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency starting on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies and Note 4 – Operating Segment Information.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense arising from operating leases amounted to Php4,162 million, Php3,970 million and Php4,055 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total finance lease obligations amounted to Php14 million and Php43 million as at December 31, 2011 and 2010, respectively. See Note 20 – Interest-bearing Financial Liabilities and Note 27 – Financial Assets and Liabilities.

PLDT’s Acquisition of Digitel

Our acquisition of 51.6% equity interest in Digitel and the mandatory tender offer were accounted for as linked transactions and as a single business combination due to the following: (a) the price per share offered to remaining noncontrolling interest is fixed and the same price as what we offered to acquire the controlling interest of JGS; (b) the remaining non-controlling shareholders of Digitel did not negotiate to receive the offer; (c) although the offer was initiated by PLDT, it stemmed from a regulatory requirement triggered by the acquisition of controlling interest in Digitel; and (d) the offer period is relatively short period of time.

As the acquisition of 51.6% equity interest and the mandatory tender offer were accounted for as linked transactions, we accounted for the business combination as if we have acquired 100% equity interest at the closing date of the transaction on October 26, 2011. A mandatory tender offer option liability is recognized and treated as part of consideration transferred in addition to the fair value of PLDT common shares issued to JGS. At the end of the tender offer period the mandatory tender offer option liability is derecognized and corresponding settlement either in shares or in cash is recorded for those who opted for the mandatory tender offer. For the portion of mandatory tender offer option liability that expires unexercised, the mandatory tender offer option liability is derecognized and noncontrolling interest is set-up measured as of the date of acquisition. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS.

In 2011, we recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 9 – Property, Plant and Equipment.

Total asset impairment on noncurrent assets amounted to Php8,517 million, Php1,496 million and Php2,337 million for the years ended December 31, 2011, 2010 and 2009, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 9 – Property, Plant and Equipment.

The provisional goodwill from the acquisition of Laserwords Private Ltd., or Laserwords, ePDS and Digitel of Php849 million, Php26 million, and Php68,340 million, respectively, were not tested for impairment since there were no indicators of impairment identified. See Note 13 – Business Combinations.

The carrying values of our property, plant and equipment, investments in associates and joint ventures, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded depreciation and amortization and decrease our property, plant and equipment.

The total depreciation and amortization of property, plant and equipment amounted to Php27,957 million, Php26,277 million and Php25,607 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization, amounted to Php197,731 million and Php163,184 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information and Note 9 – Property, Plant and Equipment.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is performed every December 31.

Net gains from fair value adjustments charged to profit or loss amounted to Php26 million, Php6 million and Php352 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of our investment properties amounted to Php1,115 million and Php1,560 million as at December 31, 2011 and 2010, respectively. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets amounted to Php264 million, Php388 million and Php368 million for the years ended December 31, 2011, 2010 and 2009, respectively. Total carrying values of goodwill and intangible assets amounted to Php80,656 million and Php11,485 million as at December 31, 2011 and 2010, respectively. See Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets and liabilities

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets and deferred income tax liabilities. Based on Smart’s and Wolfpac’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to Php16,098 million and Php1,477 million as at December 31, 2011 and 2010, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php4,240 million and Php2,803 million as at December 31, 2011 and 2010, respectively. Total consolidated benefit from deferred income tax amounted to Php1,261 for the year ended December 31, 2011 and total consolidated provision for deferred income tax amounted to Php1,198 million and Php656 million for the years ended December 31, 2010 and 2009, respectively. Total consolidated net deferred income tax assets amounted to Php5,975 million and Php6,110 million as at December 31, 2011 and 2010, respectively, while total consolidated net deferred income tax liabilities amounted to Php2,902 million and Php1,099 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there is an objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables recognized in our consolidated income statements amounted to Php1,549 million, Php834 million and Php2,335 million for the years ended December 31, 2011, 2010 and 2009, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php16,245 million and Php16,428 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write-down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies amounted to Php143 million, Php108 million and Php389 million for the years ended December 31, 2011, 2010 and 2009, respectively. The carrying values of inventories and supplies amounted to Php3,827 million and Php2,219 million as at December 31, 2011 and 2010, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses and Note 17 – Inventories and Supplies.

Share-based payment transactions

Our 2007 to 2009 LTIP grants SARs to our eligible key executives and advisors. Under the 2007 to 2009 LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled in our consolidated income statement. The estimates and assumptions are described in Note 25 – Share-based Payments and Employee Benefits and include, among other things, annual stock volatility, risk-free interest rate, dividends yield, the remaining life of options, and the fair value of common stock. While management believes that the estimates and assumptions used are reasonable and appropriate, significant differences in our actual experience or significant changes in the estimates and assumptions may materially affect the stock compensation costs charged to operations. The fair value of the 2007 to 2009 LTIP recognized as expense for the year ended December 31, 2009 amounted to Php1,833 million. As at December 31, 2009, outstanding 2007 to 2009 LTIP liability amounted to Php4,582 million, which was paid in full in April 2010. See Note 5 – Income and Expenses.

Estimation of pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Share-based Payments and Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Total consolidated pension benefit income amounted to Php38 million for the year ended December 31, 2011 and total consolidated pension benefit costs amounted to Php236 million and Php1,306 million for the years ended December 31, 2010 and 2009, respectively. Unrecognized net actuarial gains amounted to Php2,886 million and Php479 million as at December 31, 2011 and 2010, respectively. The prepaid benefit costs amounted to Php5,654 million and Php5,333 million as at December 31, 2011 and 2010, respectively. The accrued benefit costs amounted to Php496 million and Php415 million as at December 31, 2011 and 2010, respectively. See Note 5 – Income and Expenses, Note 18 – Prepayments and Note 25 – Share-based Payments and Employee Benefits.

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the Executive Compensation Committee, or ECC, and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on prevailing discount rates and profit targets. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for other employee benefits. All assumptions are reviewed on a monthly basis. Total outstanding liability and fair value of 2010 to 2012 LTIP cost as at and for the year ended December 31, 2010 amounted to Php1,392 million. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 5 – Income and Expenses and Note 25 – Share-based Payments and Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,107 million and Php1,344 million as at December 31, 2011 and 2010, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities amounted to Php72,002 million and Php216,443 million, respectively, as at December 31, 2011, while the total fair values of financial assets and liabilities amounted to Php55,538 million and Php167,396 million, respectively, as at December 31, 2010. See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have four reportable operating segments, as follows:

•

Wireless – wireless telecommunications services provided by Smart, CURE, and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel (PLDT acquired a controlling interest in Digitel on October 26, 2011 and through a series of transactions holds approximately 99.4% of the outstanding common stock of Digitel as at March 6, 2012); our cellular service providers; SBI, and PDSI, our wireless broadband service providers; Wolfpac, and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•

Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 17% of our consolidated fixed line subscribers; information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT and AGS Group; netGames; and bills printing and other VAS-related services provided by ePDS (ePLDT increased its equity interest in ePDS from 50% to 67% on August 24, 2011). ePLDT disposed of its 75% interest in Digital Paradise, a provider of internet access services on April 1, 2011 and its 57.51% interest in Level Up!, a publisher of online games on July 11, 2011;

•

BPO – knowledge processing solutions provided by the SPi Group; and customer relationship management provided by SPi CRM and Infocom (ePLDT transferred the internet business of Infocom to PLDT on July 1, 2011); and

•	Others – PCEV, a holding/investment company.

See Note 2 – Summary of Accounting Policies and Note 13 – Business Combinations for further discussion.

The primary effects of the acquisition of the Digitel Group on our operating segments is the addition of DMPI to our wireless business and the addition of Digitel to our fixed line business. We have agreed with the NTC that we will continue to operate Sun Cellular as a separate brand.

On July 7, 2010, our Board of Directors approved the reorganization of the ePLDT Group into two business groups: (i) the information and communications technology, or ICT, business group, which provides data center services, internet and online gaming services and business solutions and applications, and which was subsequently incorporated into our fixed line business; and (ii) the BPO business group, which covers customer relationship management or call center operations under SPi CRM; and content solutions, medical billing and coding and medical transcription services under SPi.

With our objective to grow the BPO business segment, and for ePLDT to focus on its core business of IT infrastructure and services, our Board of Directors approved on July 5, 2011 to spin off SPi and SPi CRM from ePLDT and transfer the ownership of SPi Global to PLDT, and to place both SPi and SPi CRM under SPi Global. The reorganization was completed on December 6, 2011.

PCEV transferred its cellular business to Smart in August 2009 and acquired 223 million common shares, or about 20% equity interest, in Manila Electric Company, or Meralco, in March 2010. PCEV subsequently transferred to Beacon Electric Asset Holdings, Inc., or Beacon, in which PCEV acquired 50% equity interest effective March 31, 2010, 154.2 million and 68.8 million Meralco common shares to Beacon on May 12, 2010 and October 25, 2011, respectively. As a result, PCEV became an investment/holding company and reclassified PCEV from Wireless to Others business segment.

Our chief operating decision maker now views our business activities in four business units: Wireless, Fixed Line, BPO and Others, compared to three business units in 2010: Wireless, Fixed Line and ICT. The remaining ICT businesses, which do not form part of our BPO, were reclassified into our fixed line segment. We have retroactively implemented the above changes in our segment reporting and restated our comparative operating segment information accordingly.

The chief operating decision maker and management monitor the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income (loss) in the consolidated financial statements.

EBITDA is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

EBITDA margin is measured as EBITDA divided by service revenues for the year.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, is measured as core income divided by the weighted average number of common shares for the year. See Note 8 – Earnings Per Common Share for the weighted average number of common shares for the year.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amount of segment assets and liabilities are based on measurement principles that are similar to those used in measuring the assets and liabilities in the consolidated statement of financial position, which is in accordance with PFRS.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments as at and for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
December 31, 2011
Revenues
External customers:	97,984	50,495	8,124	—	—	156,603
Service revenues (Note 3)	96,515	49,319	8,124	—	—	153,958
Non-service revenues (Notes 3 and 5)	1,469	1,176	—	—	—	2,645
Inter-segment transactions:	5,554	9,511	464	—	(15,529)	—
Service revenues (Note 3)	5,554	9,466	464	—	(15,484)	—
Non-service revenues (Notes 3 and 5)	—	45	—	—	(45)	—

Total revenues	103,538	60,006	8,588	—	(15,529)	156,603

Results
Depreciation and amortization (Notes 3 and 9)	14,295	13,244	418	—	—	27,957
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	9,197	1,003	9	—	—	10,209
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(115)	307	—	1,843	—	2,035
Interest income (Note 5)	677	590	15	90	—	1,372
Financing costs – net (Notes 5, 9, 20 and 27)	2,744	3,710	37	—	—	6,491
Provision for income tax (Notes 3 and 7)	8,429	2,491	118	2	—	11,040
Net income / Segment profit	22,366	6,302	984	1,985	—	31,637
EBITDA	55,393	22,675	1,558	(11)	344	79,959
EBITDA margin	54%	39%	18%	(100%)	—	52%
Core income	29,903	5,765	906	2,461	—	39,035

Assets and liabilities
Operating assets	136,821	281,770	13,211	9,982	(69,978)	371,806
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	—	1,272	—	16,593	—	17,865
Deferred income tax assets – net (Notes 3, 7 and 27)	1,071	4,672	232	—	—	5,975

Consolidated total assets	137,892	287,714	13,443	26,575	(69,978)	395,646

Operating liabilities	133,344	190,569	3,277	754	(87,419)	240,525
Deferred income tax liabilities – net (Notes 3, 7 and 27)	1,158	1,363	107	—	274	2,902

Consolidated total liabilities	134,502	191,932	3,384	754	(87,145)	243,427

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	17,152	13,654	400	1	—	31,207

December 31, 2010

Revenues (1)
External customers:	100,490	50,324	7,573	—	—	158,387
Service revenues (Note 3)	99,133	49,464	7,573	—	—	156,170
Non-service revenues (Notes 3 and 5)	1,357	860	—	—	—	2,217
Inter-segment transactions:	4,891	9,834	539	—	(15,264)	—
Service revenues (Note 3)	4,891	9,661	539	—	(15,091)	—
Non-service revenues (Notes 3 and 5)	—	173	—	—	(173)	—

Total revenues	105,381	60,158	8,112	—	(15,264)	158,387

	Wireless	Fixed Line	BPO	Others	Inter-segment Transactions	Consolidated
	(in million pesos)
Results
Depreciation and amortization (Notes 3 and 9)	13,243	12,638	396	—	—	26,277
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	824	596	1,018	—	—	2,438
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(7)	186	—	1,229	—	1,408
Interest income (Note 5)	551	499	20	147	(17)	1,200
Financing costs – net (Notes 5, 9, 20 and 27)	2,681	3,864	168	2	(17)	6,698
Provision for (benefit from) income tax (Notes 3 and 7)	11,413	2,076	(64)	1	—	13,426
Net income / Segment profit	34,025	5,145	(262)	1,351	—	40,259
EBITDA	58,964	23,047	1,270	(19)	455	83,717
EBITDA margin(1)	57%	39%	16%	(100%)	—	54%
Core income	33,352	5,845	765	2,066	—	42,028

Assets and liabilities
Operating assets	109,253	213,058	11,487	2,599	(87,895)	248,502
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	104	928	—	22,171	—	23,203
Deferred income tax assets – net (Notes 3, 7 and 27)	41	6,058	11	—	—	6,110

Consolidated total assets	109,398	220,044	11,498	24,770	(87,895)	277,815

Operating liabilities	95,971	106,295	15,218	923	(39,076)	179,331
Deferred income tax liabilities – net (Notes 3, 7 and 27)	596	23	177	—	303	1,099

Consolidated total liabilities	96,567	106,318	15,395	923	(38,773)	180,430

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	16,958	11,339	468	1	—	28,766

December 31, 2009
Revenues(1)
External customers:	103,191	50,941	7,891	—	—	162,023
Service revenues (Note 3)	101,496	50,210	7,891	—	—	159,597
Non-service revenues (Notes 3 and 5)	1,695	731	—	—	—	2,426
Inter-segment transactions:	5,176	10,989	643	—	(16,808)	—
Service revenues (Note 3)	5,176	10,779	643	—	(16,598)	—
Non-service revenues (Notes 3 and 5)	—	210	—	—	(210)	—

Total revenues	108,367	61,930	8,534	—	(16,808)	162,023

Results
Depreciation and amortization (Notes 3 and 9)	13,237	11,922	448	—	—	25,607
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	2,026	2,982	53	—	—	5,061
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(466)	70	—	398	—	2
Interest income (Note 5)	635	412	18	504	(30)	1,539
Financing costs – net (Notes 5, 9, 20 and 27)	2,611	3,804	163	8	(30)	6,556
Provision for income tax (Notes 3 and 7)	12,456	2,228	2	58	—	14,744
Net income / Segment profit	31,823	6,616	(248)	1,904	—	40,095
EBITDA	59,411	25,512	950	—	321	86,194
EBITDA margin(1)	56%	42%	11%	—	—	54%
Core income	31,715	8,344	(230)	1,311	(2)	41,138

Assets and liabilities
Operating assets	95,826	222,652	12,507	12,074	(92,865)	250,194
Investments in associates and joint ventures (Notes 3, 5, 10 and 27)	—	813	—	21,420	—	22,233
Deferred income tax assets – net (Notes 3, 7 and 27)	187	7,515	19	—	—	7,721

Consolidated total assets	96,013	230,980	12,526	33,494	(92,865)	280,148

Operating liabilities	95,132	112,955	15,410	1,062	(44,857)	179,702
Deferred income tax liabilities – net (Notes 3, 7 and 27)	640	26	323	—	332	1,321

Consolidated total liabilities	95,772	112,981	15,733	1,062	(44,525)	181,023

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	16,257	11,419	369	24	—	28,069

(1)

The 2010 and 2009 results have been restated to reflect the change in the presentation of our outbound revenues and the implementation of the reorganization of ouior business segments. See Note 2 – Summary of Significant Accounting Policies.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in million pesos)
Consolidated EBITDA	79,959	83,717	86,194
Equity share in net earnings of associates and joint ventures (Note 10)	2,035	1,408	2
Interest income (Notes 5 and 15)	1,372	1,200	1,539
Gains (losses) on derivative financial instruments – net (Note 27)	197	(1,741)	(1,006)
Amortization of intangible assets (Notes 3 and 14)	(264)	(388)	(368)
Foreign exchange gains (losses) – net (Notes 9 and 27)	(744)	1,807	909
Financing costs – net (Notes 5, 9, 20 and 27)	(6,491)	(6,698)	(6,556)
Asset impairment on noncurrent assets (Notes 3, 5 and 9)	(8,517)	(1,496)	(2,337)
Depreciation and amortization (Notes 3 and 9)	(27,957)	(26,277)	(25,607)
Other income (Note 18)	3,087	2,153	2,069

Consolidated income before income tax	42,677	53,685	54,839
Provision for income tax (Notes 3 and 7)	11,040	13,426	14,744

Consolidated net income	31,637	40,259	40,095

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in million pesos)
Consolidated core income	39,035	42,028	41,138
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	560	(1,307)	(407)
Core income adjustment on equity share in net earnings of associates and joint ventures	(476)	(699)	(136)
Foreign exchange (losses) gains – net (Notes 9 and 27)	(750)	1,819	908
Asset impairment on noncurrent assets – net of share of noncontrolling interest (Notes 3, 5 and 9)	(8,517)	(1,492)	(1,948)
Others	233	—	(381)
Net tax effect of aforementioned adjustments	1,612	(132)	607

Net income attributable to equity holders of PLDT (Notes 6 and 8)	31,697	40,217	39,781
Net income (loss) attributable to noncontrolling interests	(60)	42	314

Consolidated net income	31,637	40,259	40,095

The following table shows the reconciliation of our consolidated basic and diluted EPS to our consolidated basic and diluted core EPS for the years ended December 31, 2011, 2010 and 2009:

	Basic			Diluted
	2011	2010	2009	2011	2010	2009
Earnings per share attributable to common equity holder of PLDT (Note 8)	163.24	212.85	210.38	163.10	212.85	210.36
Adjustments:
Asset impairment on noncurrent assets – net of share of noncontrolling interest (Notes 3, 5 and 9)	36.49	7.87	6.37	36.46	7.87	6.37
Foreign exchange gains (losses) – net (Notes 9 and 27)	2.71	(6.81)	(3.40)	2.71	(6.81)	(3.40)
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	2.48	3.74	0.73	2.48	3.74	0.73
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Note 27)	(2.05)	4.90	1.53	(2.05)	4.90	1.52
Others	(1.29)	—	2.04	(1.29)	—	2.04

	38.34	9.70	7.27	38.31	9.70	7.26

Consolidated core EPS	201.58	222.55	217.65	201.41	222.55	217.62

The following table presents our revenues from external customers by category of products and services for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
		(As restated – Note 2)
	(in million pesos)
Wireless services
Service revenues:
Cellular	88,091	90,629	93,352
Broadband, satellite and others	8,424	8,504	8,144

	96,515	99,133	101,496
Non-service revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM, -packs and broadband data modems	1,469	1,357	1,695

Total wireless revenues	97,984	100,490	103,191

Fixed line services
Services revenues:
Local exchange	15,003	15,226	15,530
International long distance	11,011	11,071	11,538
National long distance	5,032	6,317	7,722
Data and other network	17,351	15,120	13,564
Miscellaneous	922	1,730	1,856

	49,319	49,464	50,210
Non-service revenues:
Sale of computers	658	342	233
Point-product-sales	518	518	498

Total fixed line revenues	50,495	50,324	50,941

BPO services
Service revenues:
Knowledge processing solutions	5,721	5,289	5,215
Customer relationship management	2,403	2,284	2,676

Total BPO revenues	8,124	7,573	7,891

Total products and services from external customers	156,603	158,387	162,023

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the years ended December 31, 2011, 2010 and 2009, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	2,127	1,699	1,928
Point-product-sales	518	518	498

(Note 4)	2,645	2,217	2,426

Compensation and Employee Benefits

Compensation and employee benefits for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Salaries and other employee benefits	19,682	20,259	19,468
Pension benefit costs (Notes 3 and 25)	283	236	1,306
Manpower rightsizing program, or MRP	148	2,183	493
Incentive plans (Notes 3 and 25)	38	1,392	1,833

	20,151	24,070	23,100

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php148 million, Php2,183 million and Php493 million for the years ended December 31, 2011, 2010 and 2009, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Asset Impairment

Asset impairment for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Property, plant and equipment (Notes 3 and 9)	8,470	120	634
Trade and other receivables (Notes 3 and 16)	1,549	834	2,335
Inventories and supplies (Notes 3 and 17)	143	108	389
Investments in associates and joint ventures (Notes 3 and 10)	44	78	—
Goodwill and intangible assets (Notes 3 and 14)	—	1,243	379
Prepayments and others (Note 18)	3	55	1,324

	10,209	2,438	5,061

Cost of Sales

Cost of sales for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	4,851	4,061	4,690
Cost of point-product-sales	487	588	584
Cost of satellite air time and terminal units (Note 24)	105	122	158

	5,443	4,771	5,432

Interest Income

Interest income for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Interest income on other loans and receivables	1,336	1,134	1,406
Interest income on HTM investments	31	29	47
Interest income on FVPL	5	37	86

(Note 4)	1,372	1,200	1,539

Financing Costs – net

Financing costs – net for the years ended December 31, 2011, 2010 and 2009 consists of the following:

	2011	2010	2009
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	5,960	6,181	6,008
Accretion on financial liabilities (Notes 20, 21 and 27)	1,062	1,177	1,062
Financing charges	117	50	177
Capitalized interest (Note 9)	(648)	(710)	(691)

(Note 4)	6,491	6,698	6,556

Interest expense for short-term borrowings amounted to Php16 million, Php5 million and Php21 million for the years ended December 31, 2011, 2010 and 2009, respectively.

6.	Components of Other Comprehensive Income

The movements of other comprehensive income under equity of our consolidated statements of financial position for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Foreign currency translation differences of subsidiaries	Net gains on available-for-sale financial assets – net of tax	Net transactions on cash flow hedges – net of tax	Revaluation increment on investment properties – net of tax	Total other comprehensive loss attributable to equity holders of PLDT	Share of noncontrolling interests	Total other comprehensive loss – net of tax
	(in million pesos)
Balances as at January 1, 2009	(402)	24	—	—	(378)	180	(198)
Other comprehensive income (loss)	(642)	3	—	—	(639)	(15)	(654)

Balances as at December 31, 2009	(1,044)	27	—	—	(1,017)	165	(852)

Balances as at January 1, 2010	(1,044)	27	—	—	(1,017)	165	(852)
Other comprehensive income (loss)	(595)	22	—	314	(259)	(166)	(425)

Balances as at December 31, 2010	(1,639)	49	—	314	(1,276)	(1)	(1,277)

Balances as at January 1, 2011	(1,639)	49	—	314	(1,276)	(1)	(1,277)
Other comprehensive income	615	3	14	—	632	9	641

Balances as at December 31, 2011	(1,024)	52	14	314	(644)	8	(636)

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment reclassified to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	5,975	6,110
Net deferred income tax liabilities (Notes 3 and 4)	(2,902)	(1,099)

The components of our consolidated net deferred income tax assets (liabilities) as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Net deferred income tax assets:
Unearned revenues	2,726	2,586
Accumulated provision for doubtful accounts	2,466	2,488
Unamortized past service pension costs	2,124	2,548
Fixed asset impairment	1,469	27
Derivative financial instruments	768	1,028
Provision for other assets	441	379
NOLCO	326	119
Accumulated write-down of inventories to net realizable values	198	289
Unrealized foreign exchange losses	111	924
MCIT	9	446
Capitalized taxes and duties – net of amortization	(125)	(186)
Capitalized foreign exchange differential – net of depreciation	(231)	(363)
Pension and other employee benefits	(1,653)	(1,361)
Undepreciated capitalized interest charges	(2,624)	(2,685)
Others	(30)	(129)

	5,975	6,110

Net deferred income tax liabilities:
Intangible assets and fair value adjustments on assets acquired – net of amortization	(90)	(423)
Debt issuance costs	(182)	—
Fair value adjustment on fixed assets from business combinations	(274)	(303)
Undepreciated capitalized interest charges	(582)	(304)
Unrealized foreign exchange gains	(1,756)	(707)
Unearned revenues	—	668
Pension and other employee benefits	—	35
Others	(18)	(65)

	(2,902)	(1,099)

Changes in our consolidated net deferred income tax assets (liabilities) as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Net deferred income tax assets – balance at beginning of year (Notes 3, 4 and 27)	6,110	7,721
Net deferred income tax liabilities – balance at beginning of year (Notes 3, 4 and 27)	(1,099)	(1,321)

Net balance at beginning of year	5,011	6,400
Provision for deferred income tax (Note 3)	1,261	(1,198)
Excess MCIT deducted against RCIT due	(446)	—
Business combinations (Note 13)	(2,780)	—
Movement charged directly to equity	—	(139)
Others	27	(52)

Net balance at end of year	3,073	5,011

Net deferred income tax assets – balance at end of year (Notes 3, 4 and 27)	5,975	6,110
Net deferred income tax liabilities – balance at end of year (Notes 3, 4 and 27)	(2,902)	(1,099)

The analysis of our consolidated net deferred income tax assets as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,505	8,789
Deferred income tax assets to be recovered within 12 months	2,541	2,222

	11,046	11,011

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(4,301)	(4,240)
Deferred income tax liabilities to be settled within 12 months	(770)	(661)

	(5,071)	(4,901)

Net deferred income tax assets (Notes 3, 4 and 27)	5,975	6,110

The analysis of our consolidated net deferred income tax liabilities as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	—	690
Deferred income tax assets to be recovered within 12 months	274	72

	274	762

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(3,176)	(1,746)
Deferred income tax liabilities to be settled within 12 months	—	(115)

	(3,176)	(1,861)

Net deferred income tax liabilities (Notes 3, 4 and 27)	(2,902)	(1,099)

Provision for corporate income tax for the years ended December 31, 2011, 2010 and 2009 consists of:

	2011	2010	2009
	(in million pesos)
Current	12,301	12,228	14,088
Deferred (Note 3)	(1,261)	1,198	656

	11,040	13,426	14,744

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Provision for income tax at the applicable statutory tax rate	12,803	16,105	16,452
Tax effects of:
Nondeductible expenses	520	442	201
Losses (income) subject to lower tax rate	417	450	(443)
Income subject to final tax	(408)	(404)	(502)
Equity share in net earnings of associates and joint ventures	(610)	(423)	(1)
Income not subject to income tax	(1,090)	(324)	(1,483)
Difference between OSD and itemized deductions	(1,578)	(1,759)	(3,310)
Net movement in unrecognized deferred income tax assets and other adjustments	986	(661)	3,830

Actual provision for corporate income tax	11,040	13,426	14,744

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008, which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method of computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

Smart and Wolfpac opted to use and availed of the OSD method in computing their taxable income for the years ended December 31, 2011 and 2010.

Smart and Wolfpac expect to continue to use the OSD method for computing the taxable income in the foreseeable future. The availment of the OSD method has affected their recognition of deferred income tax assets and liabilities. Deferred income tax assets and liabilities of Smart and Wolfpac, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php4,240 million and Php2,803 million as at December 31, 2011 and 2010, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Fixed asset impairment	29,029	112
NOLCO	11,372	2,292
Provisions for other assets	6,532	170
Accumulated provision for doubtful accounts	4,113	1,257
Unearned revenues	893	712
Asset retirement obligation	627	—
Accumulated write-down of inventories to net realizable values	270	155
Derivative financial instruments	155	11
MCIT	133	36
Pension and other employee benefits	127	60
Unrealized foreign exchange losses	22	29
Operating lease and others	76	6

	53,349	4,840

Unrecognized deferred income tax assets (Note 3)	16,098	1,477

Digitel Group’s unrecognized deferred income tax assets as at December 31, 2011 amounted to Php14,766 million.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at December 31, 2011 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
	(in million pesos)
December 31, 2009	December 31, 2012	8	856
December 31, 2010	December 31, 2013	35	1,976
December 31, 2011	December 31, 2014	99	9,627

		142	12,459

Consolidated tax benefits		142	3,738
Consolidated unrecognized deferred income tax assets		(133)	(3,412)

Consolidated recognized deferred income tax assets		9	326

The excess MCIT totaling Php142 million as at December 31, 2011 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to Php446 million, Php156 million and Php766 million for the years ended December 31, 2011, 2010 and 2009, respectively. The amount of expired portion of excess MCIT amounted to Php16 million, Php5 million and Php3 million for the years ended December 31, 2011, 2010 and 2009, respectively.

NOLCO totaling Php12,459 million as at December 31, 2011 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php827 million, Php445 million and Php56 million for the years ended December 31, 2011, 2010 and 2009, respectively. The amount of expired portion of NOLCO amounted to Php330 million, Php95 million and Php462 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authority, or PEZA

SPi is registered as an Ecozone IT enterprise to provide IT enabled services with emphasis on the presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and the implementation of healthcare documentation solutions.

SPi CRM is registered as an Ecozone export enterprise that develop and provide customer relationship management services to local and overseas clients.

As registered PEZA enterprises, SPi and SPi CRM are entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the Treasurer’s Office of the Municipality or City where the enterprise is located.

Three of SPi CRM facilities (SPi CRM Iloilo, SPi CRM Pasig and SPi CRM Mandaluyong) enjoy income tax holiday, or ITH, incentive as a Board of Investments, or BOI, registered entity in PEZA registered locations. ITH incentive commenced in March 2005 up to February 2011 for SPi CRM Iloilo. Upon expiration of the ITH, SPi CRM Iloilo is now subject to a special income tax rate of 5% of gross income as a PEZA registered location. ITH incentive for both SPi CRM Pasig and SPi CRM Mandaluyong commenced in August 2006 and will continue until July 2012 and October 2012, respectively. In relation to this, they are required to comply with specific terms and conditions stated in their PEZA Supplemental Agreement.

The registration with PEZA for the operations of SPi CRM Dumaguete is still in progress and therefore it is subject to the regular corporate income tax. However, the Local Investment Board of Dumaguete City issued a Certificate of Registration and Eligibility which granted SPi CRM Dumaguete the exemption to pay local business taxes and basic real property taxes on improvements for the period from November 2010 to October 2013.

SHI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting June 2009.

On July 28, 2005, Chikka Philippines, Inc., or CPI, a subsidiary of Chikka, was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status. Under the terms of its registration, CPI was entitled to certain tax and non-tax incentives, which include, among other things, an ITH for four years from July 2005 to July 2009. In September 2011, CPI received a letter dated August 31, 2011 from PEZA, in which PEZA refused to certify the available incentives (e.g. 5% gross income tax) due to CPI’s failure to meet the required export sales of at least 70% of CPI’s total sales in prior years. Consequently, CPI became subject to a 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007.

SBI is registered with the BOI on a pioneer status, namely as: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new IT service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of registration, SBI was entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years, SBI’s ITH incentive ended last July 21, 2011. Income derived after the expiration of the ITH is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate enacted as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to Php1,136 million, Php686 million and Php1,241 million for the years ended December 31, 2011, 2010 and 2009, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT (Note 4)	31,697	31,697	40,217	40,217	39,781	39,781
Dividends on preferred shares (Note 19)	(458)	(458)	(458)	(458)	(457)	(457)

Consolidated net income attributable to common equity holders of PLDT	31,239	31,239	39,759	39,759	39,324	39,324

	(in thousands, except per share amounts)
Outstanding common shares at beginning of the year	186,756	186,756	186,797	186,797	187,484	187,484
Effect of issuance of common shares during the year (Note 19)	4,613	4,613	—	—	15	15
Effect of mandatory tender offer for all remaining Digitel shares	—	164	—	—	—	—
Average incremental number of shares under executive stock option plan, or ESOP, during the year	—	—	—	—	—	21
Effect of purchase of treasury stock during the year (Note 19)	—	—	(7)	(7)	(583)	(583)

Weighted average number of common shares	191,369	191,533	186,790	186,790	186,916	186,937

Earnings per share attributable to common equity holders of PLDT (Note 4)	Php163.24	Php163.10	Php212.85	Php212.85	Php210.38	Php210.36

Basic EPS amounts are calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the year.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the year exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Series A to EE in 2009 were deemed dilutive based on a calculation of the required dividends of these preferred shares divided by the number of equivalent common shares assuming such preferred shares are convertible into common shares, including the effect of the treasury shares, and compared against the basic EPS. Since the amount of dividends on Series A to EE in 2011 and 2010 over its equivalent number of common shares increased the basic EPS, the Convertible Preferred Stock were deemed anti-dilutive.

Under the SRC, PLDT is required to conduct a mandatory tender offer for all the remaining Digitel shares, approximately 48.4% of the issued common stock of Digitel, held by the remaining noncontrolling shareholders in connection with PLDT’s acquisition of 51.6% interest in Digitel from the seller-parties. On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of Digitel shareholders, except for tendering shareholders residing outside the Philippines who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. The contingently issuable shares under the mandatory tender offer were considered in determining diluted earnings per share, which was calculated assuming all remaining Digitel shareholders would accept PLDT shares in response to the mandatory tender offer. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock. We have acquired approximately 2.72 million shares of PLDT’s common stock, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million as at December 31, 2011, in accordance with the share buyback program. The effect of the share buyback program was considered in computing our basic and diluted earnings per common share for the years ended December 31, 2011 and 2010. See Note 19 – Equity and Note 27 – Financial Assets and Liabilities for further discussion.

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the years ended December 31, 2011 and 2010 are as follows:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
As at December 31, 2009
Cost	126,327	87,517	83,451	21,693	35,282	966	8,940	2,458	24,058	390,692
Accumulated depreciation, impairment and amortization	(67,916)	(66,505)	(48,008)	(9,219)	(29,061)	(966)	(7,485)	(276)	—	(229,436)

Net book value (Note 3)	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256

Year Ended December 31, 2010
Net book value at beginning of year (Note 3)	58,411	21,012	35,443	12,474	6,221	—	1,455	2,182	24,058	161,256
Additions	1,494	245	2,336	228	2,045	—	184	—	22,284	28,816
Disposals/Retirements	(10)	(60)	(59)	(286)	(67)	—	—	—	(2)	(484)
Translation differences charged directly to cumulative translation adjustments	23	7	—	(5)	(59)	—	—	—	(4)	(38)
Acquisition through business combinations	—	—	—	—	73	—	—	—	—	73
Impairment losses recognized during the year (Notes 3, 4 and 5)	—	(11)	—	(13)	(5)	—	(91)	—	—	(120)
Reclassifications/Transfers (Note 12)	4,578	2,440	5,653	823	1,740	—	104	(54)	(15,326)	(42)
Depreciation and amortization (Notes 3 and 4)	(7,851)	(3,705)	(9,418)	(2,004)	(2,792)	—	(506)	(1)	—	(26,277)

Net book value at end of year (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184

As at December 31, 2010
Cost	132,356	89,992	90,574	21,873	38,078	966	9,136	2,405	31,010	416,390
Accumulated depreciation, impairment and amortization	(75,711)	(70,064)	(56,619)	(10,656)	(30,922)	(966)	(7,990)	(278)	—	(253,206)

Net book value (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings and improvements	Vehicles, furniture and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
Year Ended December 31, 2011
Net book value at beginning of year (Note 3)	56,645	19,928	33,955	11,217	7,156	—	1,146	2,127	31,010	163,184
Additions	1,585	414	3,209	332	1,902	—	315	10	23,469	31,236
Disposals/Retirements	(32)	(77)	(11)	(20)	(183)	—	—	(145)	(2)	(470)
Translation differences charged directly to cumulative translation adjustments	1	—	—	—	4	—	—	—	—	5
Acquisition through business combinations (Note 13)	9,647	963	23,917	1,881	927	—	116	476	1,806	39,733
Impairment losses recognized during the year (Notes 3, 4 and 5)	(5)	(4)	(8,457)	(2)	—	—	(2)	—	—	(8,470)
Reclassifications (Note 12)	54	(39)	—	168	35	—	—	269	(17)	470
Transfers	3,774	2,861	3,422	386	1,303	—	159	—	(11,905)	—
Depreciation and amortization (Notes 3 and 4)	(9,311)	(3,602)	(9,862)	(1,379)	(3,294)	—	(508)	(1)	—	(27,957)

Net book value at end of year (Note 3)	62,358	20,444	46,173	12,583	7,850	—	1,226	2,736	44,361	197,731

As at December 31, 2011
Cost	146,430	92,812	117,521	24,299	40,731	966	9,102	3,014	44,361	479,236
Accumulated depreciation, impairment and amortization	(84,072)	(72,368)	(71,348)	(11,716)	(32,881)	(966)	(7,876)	(278)	—	(281,505)

Net book value (Note 3)	62,358	20,444	46,173	12,583	7,850	—	1,226	2,736	44,361	197,731

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php648 million, Php710 million and Php691 million for the years ended December 31, 2011, 2010 and 2009, respectively. The average interest capitalization rates used were approximately 4%, 7% and 6% for the years ended December 31, 2011, 2010 and 2009, respectively.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php837 million and Php1,325 million as at December 31, 2011 and 2010, respectively. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the years ended December 31, 2011 and 2010, while net foreign exchange gains differences which qualified as deduction against borrowing costs for the year ended December 31, 2009 amounted to Php119 million.

The useful lives of our assets are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	5 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years
Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases amounting to Php6 million and Php4 million as at December 31, 2011 and 2010, respectively. See Note 20 – Interest-bearing Financial Liabilities.

Impairme’nt of Smart’s Payphone Business

In September 2010, Smart recognized an impairment loss of Php92 milllion on its public telephone equipment, and engaged a third party contractor to operate and maintain its payphone business. Prior to the engagement of the third party contractor, an impairment test was conducted to assess net cash flows from the payphone business. The test result showed that the future net cash flows were not enough to recover the carrying value of the related assets over the useful life of such assets. The recoverable amount was determined based on value in use, calculated using cash flow projections covering a three-year period from 2011 to the end of the assets’ expected useful lives in 2013. The 7% pre-tax discount rate was applied to cash flow projections.

Impairment of Smart’s Certain Network Equipment and Facilities

In 2011, Smart recognized an impairment loss of Php8,457 million for certain network equipment and facilities which no longer efficiently support our network modernization program and have been identified for replacement. The modernization program is designed to enable the delivery and fulfillment of advanced capabilities to support multimedia services and upcoming technologies in our technology roadmap by substantially expanding capacity, enhancing capabilities and improving quality of experience to meet the increasing demand for cellular, and advanced broadband services in a highly competitive playing field. This program is expected to result in savings in operating expenses, as well as alignment of Smart and Digitel networks. The impairment loss recognized represents the net book value of these network equipment and facilities. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions.

10.	Investments in Associates and Joint Ventures

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Carrying value of investments in associates:
Philweb Corporation, or Philweb	1,025	878
Pacific Global One Aviation Co., Inc., or PG1	155	—
Digitel Crossing, Inc., or DCI	92	—
Meralco	—	6,733
ACeS International Limited, or AIL	—	—
Asia Netcom Philippines Corp., or ANPC	—	—

	1,272	7,611

Carrying value of investments in joint ventures:
Beacon	16,593	15,438
Mobile Payment Solutions Pte. Ltd., or MPS	—	104
ePDS	—	50
PLDT Italy S.r.l., or PLDT Italy	—	—

	16,593	15,592

Total carrying value of investments in associates and joint ventures (Note 27)	17,865	23,203

Changes in the cost of investments for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	24,636	24,170
Additions during the year (including transfer of interests in Meralco to Beacon in 2010)	155	15,245
Business combinations (Note 13)	(6)	—
Disposal during the year (including transfer of interests in Meralco to Beacon)	(6,589)	(14,767)
Translation and other adjustments	—	(12)

Balance at end of year	18,196	24,636

Changes in the accumulated impairment losses for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	1,974	1,906
Impairment (Notes 3, 4 and 5)	44	78
Impairment recovery	(92)	—
Translation and other adjustments	(44)	(10)

Balance at end of year	1,882	1,974

Changes in the accumulated equity share in net earnings of associates and joint ventures for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	541	(31)
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	2,035	1,408
Beacon	1,267	354
Meralco	576	874
Philweb	215	161
DCI	92	—
MPS	(115)	(7)
ePDS	—	26
Business combinations (Note 13)	(11)	—
Impairment recovery	(92)	—
Dividends	(519)	(530)
Disposals	(402)	(316)
Translation and other adjustments	(1)	10

Balance at end of year	1,551	541

Investments in Associates

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an Internet-based online gaming company, for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. A portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s Board of Directors. The remaining unpaid balance of Php50 million, which remains outstanding as at December 31, 2011, will be paid upon the lapse of certain post-closing price adjustment periods.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million. As at December 31, 2011 and 2010, ePLDT’s equity interest in Philweb is 26.4%.

Philweb is primarily engaged in Internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb amounted to Php5,093 million and Php5,358 million, based on quoted share price of Php15.36 and Php16.14 as at market closing on December 31, 2011 and 2010, respectively.

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed for 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 milion preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation.

MPG, Philex, MPTC, MPIC and JSL owns 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1, and was accounted for as investment in associate.

PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

PCEV’s Acquisition of Shares in Meralco

On March 12, 2009, First Philippine Holdings Corporation, or FPHC, First Philippine Utilities Corporation, or FPUC, and Lopez, Inc., (collectively, the Lopez Group) and PLDT entered into an investment and cooperation agreement under which: (a) PLDT acquired, through PCEV as its designated affiliate, 223 million shares in Meralco representing approximately 20% of Meralco’s outstanding shares of common stock, for a cash consideration of Php20,070 million, or Php90 per share; and (b) PLDT and the Lopez Group agreed on certain governance matters, including the right of PLDT or its assignee to nominate certain senior management officers and members of the board of directors and board committees of Meralco.

As part of the transaction, PCEV and FPUC also entered into an exchangeable note agreement under which PCEV purchased an exchangeable note dated April 20, 2009, issued by FPUC, with a face value of Php2,000 million, exchangeable into approximately 22.2 million shares of common stock of Meralco, which form part of the 223 million shares or approximately 20% of Meralco’s voting common shares to be acquired by PCEV in the transaction. The exchange option was exercised simultaneously with the acquisition of such shares by PCEV. PCEV recognized a derivative asset of Php563 million on April 20, 2009 for the exchange option feature of the agreement. The residual amount of Php1,437 million was allocated as the value of the host contract of the exchangeable note. The derivative asset was subsequently carried at FVPL while the host contract was carried at amortized cost using EIR method.

On July 14, 2009, PCEV completed its acquisition of 223 million shares in Meralco for a cash consideration of Php18,070 million for the purchase of approximately 200.8 million shares and the conversion into approximately 22.2 million shares of an exchangeable note issued by FPUC with a market value, including its derivative option, of Php3,286 million. Thus, the investment in 223 million shares in Meralco was recorded at Php21,356 million and a gain of Php1,286 million was recognized on the exchangeable note, representing the mark-to-market gains of Php1,170 million from the derivative option and the amortization of the note’s discount of Php116 million. The acquisition of the shares was implemented through a special block sale/cross sale executed at the PSE.

PCEV engaged the services of an independent appraiser to determine the fair value of Meralco’s specific identifiable assets and liabilities and allocate the purchase price of PCEV’s investment in Meralco among the identified assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php8,377 million between PCEV’s share on the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of PCEV’s investments was allocated as follows: (a) Php1,517 million for utility, plant and others; (b) Php320 million for investment properties; (c) Php36 million for investments in associates and joint ventures; (d) Php1,286 million for intangible assets particularly for franchise; (e) Php137 million for contingent liability; (f) Php1,295 million for deferred income tax liability; and (g) Php6,650 million for goodwill.

On March 30, 2010, PCEV reduced its investment in Meralco by Php15,083 million, the proportionate carrying amount of the 154.2 million shares of common stock of Meralco sold and transferred to Beacon. PCEV continued to use the equity method to account for its remaining investment in 68.8 million of Meralco’s common shares until these shares were transferred to Beacon on October 25, 2011. The transfer of the Meralco common shares to Beacon in March 2010 and October 2011 is further discussed under “Investment in Joint Ventures – Transfer of PCEV’s Equity Interest in Meralco” section. PCEV no longer holds any share in Meralco with the transfer of the remaining 68.8 million shares of common stock of Meralco common on October 25, 2011. The carrying value of PCEV’s direct investment in Meralco amounted to Php6,733 million with market value of Php15,686 million as at December 31, 2010 based on quoted share price of Php228 per share.

Investment of ACeS Philippines in AIL

As at December 31, 2011, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net income of AIL amounted to Php57 million for the year ended December 31, 2011, while unrecognized share in net losses of AIL amounted to Php35 million and Php11 million for the years ended December 31, 2010 and 2009, respectively. Share in net cumulative losses amounting to Php2,035 million and Php2,102 million as at December 31, 2011 and 2010, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions and Note 27 – Financial Assets and Liabilities for further details as to the contractual relationships with respect to AIL.

Investment of Digitel in DCI and ANPC

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd., or AGC) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI. The proposed 40-40-20 joint venture, or JV, would develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$1.4 million, or Php69.5 million, for a 60% equity interest in ANPC. On June 28, 2001, DCI was incorporated with Digitel, PNPI and ANPC owning 40%, 40% and 20%, respectively of the JV. Digitel contributed US$4.4 million, or Php222 million, for a 40% equity interest in DCI. Effectively, Digitel has 52% direct and indirect ownership in DCI with combined investment cost of US$5.8 million.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exerciseable by PNPI following the occurrence of a Digitel change in control. Digitel management is currently evaluating and reviewing the proper disposition of this investment.

As at December 31, 2011, the investment in DCI and ANPC has a carrying value of Php92 million.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009:

	2011	2010
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	893	8,375
Current assets	912	3,947
Equity (Capital deficiency)	(858)	2,723
Noncurrent liabilities	1,489	5,503
Current liabilities	1,174	4,096

	2011	2010	2009
	(in million pesos)
Income Statements:
Revenues	484	246,807	186,227
Expenses	249	229,145	178,018
Other expenses	17	1,242	1,966
Net income	248	10,834	6,634

We have no outstanding contingent liabilities or capital commitments with our associates as at December 31, 2011 and 2010.

Investments in Joint Ventures

Transfer of PCEV’s Equity Interest in Meralco

On March 1, 2010, PCEV, MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon, formerly known as Rightlight Holdings, Inc., was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Investment in Beacon

Prior to the transactions contemplated under the OA, MPIC beneficially owned the entire outstanding capital stock of Beacon, consisting of 25,000 common shares of Beacon, with a total par value of Php25,000.

On April 29, 2010, the Philippine SEC approved Beacon’s application to increase its authorized capital stock to Php5,000 million consisting of 3 billion common shares with par value of Php1 per share and 2 billion preferred shares with par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon, have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preference shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

Under the OA, each of PCEV and MPIC agreed to subscribe to 1,156.5 million common shares of Beacon, for a subscription price of Php20 per share or a total of Php23,130 million. PCEV and MPIC also agreed that their resulting equity after such subscriptions and PCEV’s purchase from MPIC of 12,500 Beacon common shares will be 50% each of the outstanding common shares of Beacon.

MPIC additionally agreed to subscribe to 801 million shares of Beacon’s preferred stock entitled to liquidation preference and yearly cumulative dividends at the rate of 7% for a subscription price of Php10 per share or a total of Php8,010 million.

The completion of the subscription of MPIC to 1,156.5 million common shares and 801 million preferred shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (c) the full payment of the subscription price, which was made on March 30, 2010. Consequently, on March 30, 2010, MPIC completed its subscription to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or Php24,540, million in the aggregate; and (2) Php6,600 million in cash, as further described below in “Transfer of Meralco Shares to Beacon”.

The completion of the subscription of PCEV to 1,156.5 million common shares of Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of PCEV’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; (c) the approval of the shareholders of PCEV, which was obtained on May 7, 2010; and (d) the full payment of the subscription price, which was made on May 12, 2010.

The subscription price of PCEV’s and MPIC’s subscription to Beacon shares was offset in full (in the case of PCEV) and in part (in the case of MPIC) against the consideration for the transfer of Meralco shares held by PCEV and MPIC as described in “Transfer of Meralco Shares to Beacon” section below. In addition, MPIC settled its remaining balance in cash. On May 12, 2010, PCEV also completed the purchase from MPIC of 12,500 shares or 50% of the 25,000 Beacon common shares originally owned by MPIC.

On October 19, 2011, PCEV’s Board of Directors approved the transfer to Beacon of PCEV’s remaining 68.8 million shares of common stock of Meralco for a total cash consideration of Php15,136 million and a subscription of 1,199 million Beacon preferred shares entitled to a liquidation preference and cumulative annual dividends of 7% for the same amount in cash.

The transfer of the Meralco shares was implemented through a cross sale in the PSE on October 25, 2011. PCEV and Beacon entered into a Subscription Agreement on October 20, 2011 for the preferred shares.

Since both transactions involve entities with common shareholders, a deferred gain on transfer of the Meralco shares amounting to Php8,145 million was recognized and presented as an adjustment to the investment cost of the preferred shares. Similar to the deferred gain on the transfer of the 154.2 million shares of common stock of Meralco, the deferred gain will only be realized upon the disposal of the shares to a third party. The carrying value of investment in preferred shares amounted to Php6,991 million was presented as part of available-for-sale financial assets in our consolidated statement of financial position as at December 31, 2011.

On December 2, 2011, PCEV’s Board of Directors approved a further subscription of 135 million Beacon common shares for a total cash consideration of Php2,700 million. PCEV and Beacon entered into a subscription agreement on January 20, 2012 for said common shares. Also, on the same date, MPIC subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon agreed to purchase 154.2 million and 163.6 million Meralco shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares.

The completion of the sale of the MPIC Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of MPIC’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the release of the pledge over the MPIC Meralco shares, which was completed on March 30, 2010. Consequently, on March 30, 2010, MPIC transferred 163.6 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php24,540 million.

The completion of the sale of the PCEV Meralco shares to Beacon was subject to the following conditions, all of which have been satisfied: (a) the approval of PCEV’s Board of Directors, which was obtained on March 1, 2010; (b) the approval of the Board of Directors of First Pacific, which was obtained on March 1, 2010; (c) the approval of the shareholders of First Pacific, which was obtained on March 30, 2010; and (d) the approval of the shareholders of PCEV, which was obtained on May 7, 2010. Consequently, on May 12, 2010, PCEV transferred 154.2 million Meralco shares to Beacon at a price of Php150 per share for a total consideration of Php23,130 million.

The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

Although PCEV secured the approval of its shareholders only on May 7, 2010, such approval was deemed to be a formality as Smart owns 99.5% of PCEV’s capital stock. Consequently, upon receipt of all other required approvals under the OA on March 30, 2010, including that of the shareholders of First Pacific, PCEV recognized a Php15,083 million investment (initially recognized as deposit for future stock subscription, see discussion above) in Beacon representing the proportionate carrying cost of the 154.2 million Meralco shares transferred to Beacon under the OA. PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain, presented as a reduction in PCEV’s investment in Beacon, will only be realized upon the disposal of the investment to a third party.

Subject to rights over certain property dividends that may be declared or distributed in respect of the approximately 317.8 million Transferred Shares, which will be assigned to FPHC if the Call Option (as discussed below), is exercised, the rights, title and interest transferred to Beacon by MPIC and PCEV in respect of the approximately 317.8 million Transferred Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Transferred Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of all of the foregoing.

On October 19, 2011, PCEV’s Board of Directors approved the transfer to Beacon of PCEV’s remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. The transfer of the Meralco shares was implemented through a cross sale in the PSE on October 25, 2011.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

The Call Option is exercisable at the option of Beacon during the period from March 15, 2010 until midnight of May 15, 2010. The exercise price for the Option Shares is Php300 per share or an aggregate exercise price of Php22,410 million. Beacon exercised the Call Option on March 30, 2010 and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million in cash on March 30, 2010.

Subject to rights over certain property dividends that may be declared or payable in respect of the 74.7 million shares of Meralco common stock, which are retained by FPHC following the Call Option exercise, the rights, title and interest transferred to Beacon by FPHC in respect of the Option Shares includes: (a) all shares issued by Meralco by way of stock dividends on the Option Shares from March 1, 2010; (b) all property or cash dividends declared or paid on the Transferred Shares from March 1, 2010; (c) all other rights accruing on the Transferred Shares from March 1, 2010; and (d) the proceeds of any sale or disposition of any of the foregoing.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, and the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option and the 68.8 million shares transferred by PCEV to Beacon in October 2011, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, certain property dividends that may be declared on such shares.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a jointly controlled entity.

In 2010, Beacon engaged the services of an independent appraiser to provide the fair market values of the operating equity investments, fixed assets and intangible assets of Meralco at the time of Beacon’s acquisition of its Meralco shares and allocate the purchase price of Beacon’s investment in Meralco among the identifiable assets and liabilities based on fair value. Based on the final purchase price allocation, the difference of Php50,596 million between Beacon’s share of the total fair value of Meralco’s specific identifiable assets and liabilities and the total cost of Beacon’s investment was allocated as follows: (a) Php2,521 million for utility, plant and others; (b) Php341 million for investment properties; (c) Php59 million for investment in associates and joint ventures; (d) Php1,814 million for intangible assets particularly for franchise; (e) Php26 million for contingent liability; (f) Php2,018 million for deferred income tax liabilities; and (g) Php47,905 million for goodwill.

Beacon also recognized in March 2010, a liability for contingent consideration amounting to Php2,373 million for certain property dividends that may be declared on its Meralco shares pursuant to the Option Agreement between Beacon and FPHC. The liability for contingent consideration was remeasured based on the fair value of said property dividends as at December 31, 2011 and 2010, and the resulting remeasurement loss of Php317 million and Php331 million, were charged to profit or loss for the years ended December 31, 2011 and 2010, respectively.

Beacon’s Acquisition of Additional Meralco Shares

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate nominal value of Php14,310 million.

As at December 31, 2011, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share. As at December 31, 2010, Beacon beneficially owned 392.5 million Meralco common shares representing approximately 34.8% equity interest in Meralco with a carrying value of Php73,322 million and market value of Php89,491 million based on quoted price of Php228 per share.

In January 2012, Beacon acquired 30 million Meralco common shares from FPUC representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, increasing Beacon’s beneficial ownership in Meralco to 48%. FPUC will retain certain property dividends that may be declared on such shares.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common stock from the market, including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php17,835 million and Php16,027 million as at December 31, 2011 and 2010, respectively.

In May 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility amounted to Php4,000 million and was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares from the market. The outstanding balance of the facility amounted to Php3,897 million as at December 31, 2011. The undrawn amount of Php7,000 million is earmarked for payment of final tranche of deferred purchases made in May 2011.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC.

The above facilities were secured by a pledge over Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of SHI in MPS

In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SHI, respectively. As at March 6, 2012, both MasterCard Asia and SHI have not remitted their payment for the additional shares allotted.

Investment of ePLDT in ePDS

ePLDT entered into a JVA on June 27, 2003 with DataPost Pte. Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and Quantium pursuant to which the parties formed ePDS, a bills printing company that performs laser printing and enveloping services for statements, bills and invoices, and other VAS for companies in the Philippines. ePLDT has a 50% equity interest in ePDS, while DataPost has a 30% equity interest. Quantium, the largest international mail services provider, owns the remaining 20% equity interest. ePDS has an initial paid-up capital of Php11 million.

On August 24, 2011, Quantium sold its 17% and 3% equity interest in ePDS to ePLDT and DataPost, respectively. As a result, ePLDT and DataPost, with the conformity of Quantium mutually terminated the JVA and, henceforth, their respective rights and obligations and the terms and conditions governing their relationship and the management, directors and shareholders of ePDS was set forth in a Shareholder’s Agreement. See Note 2 – Summary of Significant Accounting Policies and Note 13 – Business Combinations – PLDT’s Acquisition of ePDS.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% nominal interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million as at December 31, 2011 and 2010. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at December 31, 2011.

Summarized Financial Information of Joint Ventures

The following table presents our share in the summarized financial information of our investments in joint ventures as at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009:

	2011	2010
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	51,985	36,697
Current assets	822	912
Equity	36,210	27,520
Noncurrent liabilities	10,866	8,018
Current liabilities	5,731	2,071

	2011	2010	2009
	(in million pesos)
Income Statements:
Revenues	2,450	2,884	387
Expenses	81	297	527
Other expenses	1,070	1,503	3
Net income	1,299	1,065	154

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at December 31, 2011 and 2010.

11.	Investment in Debt Securities

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
National Power Corporation, or NAPOCOR, Zero Coupon Bond	358	334
Rizal Commercial Banking Corporation, or RCBC, Note	150	150

	508	484
Less current portion (Note 27)	358	—

Noncurrent portion (Note 27)	150	484

NAPOCOR Zero Coupon Bonds

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, maturing on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond, which is classified as a financial asset HTM, is carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to Php23 million, Php22 million and Php20 million for the years ended December 31, 2011, 2010 and 2009, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC Note may be redeemed at the option of the Issuer at par plus accrued and unpaid interest on February 22, 2013. Smart designated the RCBC Note as HTM financial asset. Interest income recognized on the RCBC Note amounted to Php8 million in each of the years ended December 31, 2011, 2010 and 2009.

12.	Investment Properties

Changes in investment properties account for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Balance at beginning of year	1,560	1,210
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	26	6
Transfers from (to) property, plant and equipment (Note 9)	(470)	491
Disposals	(1)	(147)

Balance at end of year (Notes 3 and 27)	1,115	1,560

(1)	Presented as part of “Other income” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation was based on an open market value, supported by a market evidence in which such assets could be exchanged between a knowledgeable and willing buyer and seller in an arm’s length transaction at the date of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses related to investment properties amounted to Php70 million, Php75 million and Php24 million for the years ended December 31, 2011, 2010 and 2009, respectively.

13.	Business Combinations

SPi’s Acquisition of Laserwords

On November 1, 2011, SPi acquired, through SPi Technologies India Private Ltd., a wholly-owned subsidiary of SPi, a 100% equity interest in Laserwords for a total cash consideration of US$23 million or Php1,030 million.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition as follows:

	Previous Carrying Value		Provisional Values Recognized on Acquisition
	In U.S. Dollar	In Php(1)	In U.S. Dollar	In Php(1)
	(in millions)
Assets:
Property, plant and equipment (Note 9)	—	20	—	20
Goodwill (Note 14)	11	460	—	—
Cash and cash equivalents	1	53	1	53
Trade and other receivables	4	152	4	152
Other current assets	3	125	3	125

	19	810	8	350

Liabilities:
Accounts payable	2	91	2	91
Accrued expenses and other current liabilities	1	44	1	44
Other current liabilities	1	34	1	34

	4	169	4	169

Total net assets acquired	15	641	4	181
Provisional goodwill from the acquisition			19	849

Purchase consideration transferred			23	1,030

Cash flows from investing activity:
Net cash acquired with subsidiary			1	53
Cash paid			(23)	(1,030)

Purchase of subsidiary – net of cash acquired			(22)	(977)

Cash flow from operating activity:
Transaction cost paid				34

(1)	Converted to Philippine Peso using the exchange rate at the time of purchase of Php42.98 to US$1.00.

The net assets recognized at the date of acquisition were based on provisional fair values of the assets owned by Laserwords, which will be determined through an independent valuation. The result of this valuation had not been finalized as at March 6, 2012.

The provisional goodwill of Php849 million pertains to the assembled workforce and existing contracts with the customers for publishing services. The provisional goodwill was not tested for impairment since there were no identified indicators of impairment.

Our consolidated revenues would have increased by Php804 million and our net income would have decreased by Php8 million for the year ended December 31, 2011 had the acquisition of Laserwords actually taken place on January 1, 2011. Total revenues and net income of Laserwords included in our consolidated income statement from November 1, 2011 to December 31, 2011 amounted to Php129 million and Php26 million, respectively.

ePLDT’s Acquisition of ePDS

On August 24, 2011, Quantium and ePLDT entered into a Deed of Sale of Shares whereby Quantium sold an aggregate 6 million of its common shares equivalent to 17% of the issued and outstanding capital stock of ePDS, to ePLDT for a cash consideration of Php32 million. This additional acquisition of ePDS shares increased ePLDT’s shareholding in ePDS from 50% equity interest with a carrying value of Php16.5 million to 67% equity interest with a total carrying value at the time of acquisition of Php49 million. Previously, ePLDT accounted for its investment in ePDS as investment in joint venture.

The purchase price consideration has been allocated to the assets and liabilities on the basis of fair values as follows at date of acquisition:

	Previous Carrying Value	Fair Value at Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	12	12
Deferred income tax assets – net (Note 7)	3	3
Other noncurrent assets	4	4
Cash and cash equivalents	104	104
Trade and other receivables	40	40
Prepayments and other current assets	6	6

	169	169

Liabilities:
Other noncurrent liabilities	9	9
Accounts payable	89	89
Accrued expenses and other current liabilities	37	37

	135	135

	34	34
Noncontrolling interests	—	(11)

Total net assets acquired	34	23
Goodwill from the acquisition		26

Purchase consideration transferred:		49

Cash paid		32
Fair value of previous interest		17

		49

Cash flows from investing activity:
Net cash acquired with subsidiary		104
Cash paid		(32)

Cash acquired – net of purchase of subsidiary		72

Noncontrolling interests represent interest not owned by ePLDT, which is measured at proportionate share in fair values of identifiable assets and liabilities acquired at the date of acquisition.

The fair value and gross amount of trade and other receivables amounted to Php39.9 million and Php40.3 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php0.4 million.

The goodwill of Php26 million pertains to the fair value of ePDS’ printing and enveloping business. The goodwill was not tested for impairment since there were no identified indicators of impairment.

No gain was recognized from revaluation of ePLDT’s previously held interest of 50% in ePDS since the carrying value of investment is equal to the fair value at the time of acquisition of noncontrolling interest.

Our consolidated revenues and net income would have increased by Php97 million and Php10 million, respectively, for the year ended December 31, 2011 had the acquisition of ePDS actually taken place on January 1, 2011. Total revenues and net income of ePDS included in our consolidated income statement from August 24, 2011 to December 31, 2011 amounted to Php65 million and Php7 million, respectively.

PLDT’s Acquisition of Digitel

On March 29, 2011, the Board of Directors of PLDT and JGS approved the acquisition by PLDT of JGS’s and certain other seller-parties’ ownership interest in Digitel, comprising of: (i) 3.28 billion common shares representing approximately 51.6% of the issued common stock of Digitel; (ii) zero-coupon convertible bonds issued by Digitel and its subsidiary to JGS and its subsidiary, which are convertible into approximately 18.6 billion common shares of Digitel assuming a conversion date of June 30, 2011 and an exchange rate of Php43.405 per U.S. dollar; and (iii) intercompany advances made by JGS to Digitel in the total principal amount plus accrued interest of Php34.1 billion as at December 31, 2010, or the Enterprise Assets. Digitel operates a fixed line business in certain parts of the country and is the 100% owner of DMPI, which is engaged in the mobile telecommunications business and owns the brand Sun Cellular.

PLDT agreed to pay JGS and certain other seller-parties Php69.2 billion, which will be settled by the issuance of one new PLDT common share for every Php2,500 (equivalent to 27.7 million new PLDT common shares) consideration payable for the Enterprise Assets. In order to aid the board of PLDT in discharging their fiduciary duties, PLDT engaged an independent financial advisor to review the transaction and render a fairness opinion on the transaction and the consideration payable by PLDT. The independent financial advisor completed its review and concluded that the acquisition of the Enterprise Assets is fair and reasonable and in the interest of PLDT shareholders as a whole.

The completion of the acquisition was subject to the procurement of certain regulatory and other approvals, including: (i) the approval by the NTC of the sale or transfer of JGS and the other seller-parties’ Digitel shares representing more than 40% of Digitel’s issued and outstanding common stock; (ii) the confirmation by the Philippine SEC of the valuation of the Enterprise Assets; (iii) the approval by the PSE of the block sale of the Digitel shares; (iv) the confirmation by the Philippine SEC that the issuance of the PLDT common shares to JGS and the other seller-parties is exempt from the registration requirement of the SRC; and (v) all other necessary approvals under applicable laws and regulations; and the approval by the common stockholders of PLDT for the issuance of the PLDT common shares as payment for the purchase price of the Enterprise Assets and the Digitel shares which shall have been tendered pursuant to the mandatory tender offer.

In addition, the sale of the Digitel shares owned by the seller-parties was subject to the consent of certain creditors of Digitel and DMPI. Digitel and DMPI have outstanding long-term debts that had been guaranteed by JGS. The loans and guarantees contained representations and covenants applicable to JGS including that on the ownership of JGS in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies both for the transfer of ownership of Digitel and the replacement of JGS by PLDT as guarantor for these loans.

The acquisition was completed on October 26, 2011 following the issuance by the Philippine SEC on July 29, 2011 of the confirmations referred to in clauses (ii) and (iv) above, or the Decision, by the NTC on October 26, 2011 of the approval referred to in clause (i) above, and by the PSE on October 26, 2011 of the approval referred to in clause (iii) above. PLDT’s common shareholders had earlier approved the issuance of PLDT common shares as payment for the Enterprise Assets during the PLDT stockholder’s meeting held on June 14, 2011.

As part of the NTC Decision, the NTC also approved the divestment plan presented by PLDT, which covers the following commitments:

•	CURE will sell its Red Mobile business to Smart consisting of its subscriber base, brand and fixed assets;

•

Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band, or the Affected Frequency, and related permits, or the Divestment Sale; and

•

PLDT will have a period of nine months reckoned from the date of promulgation of the Decision, or the Transition Period, to effect the orderly migration of CURE’s customers and an orderly transfer of CURE’s assets to Smart with the least disruption and degradation of service to CURE’s existing customers.

The Divestment Sale will be made under the supervision and control of the NTC and will be effected through a competitive bidding among duly enfranchised and qualified public telecommunication entities. A minimum price will be prescribed to allow Smart to recover its investment in acquiring, developing and operating CURE, or the Cost Recovery Amount. In the event that the actual proceeds from the Divestment Sale exceed the Cost Recovery Amount, PLDT will pay the NTC, as fee for supervising the Divestment Sale, at least 50% of such excess less government fees and taxes payable as a consequence of the Divestment Sale.

The Divestment Sale will be conducted within six months after the Transition Period, provided the Decision shall have become final and executory. However, in the event that there will be a delay in the implementation of the Divestment Sale by reason of appeal or any legal challenge against the Decision, CURE will continue to pay spectrum user’s fee and other related fees which will form part of the Cost Recovery Amount. While the Divestment Sale is pending, the PLDT Group will not use the Affected Frequency.

As payment for the Enterprise Assets, PLDT issued approximately 27.7 million common shares with a total issue value of around Php69 billion to the seller-parties. Said shares are subject to a lock-up period of one (1) year during which JGS and the other sellers may not transfer or encumber such PLDT shares without the consent of PLDT. PLDT granted consents to the sale by JGS of 5.81 million and 4.56 million PLDT shares under separate option agreements that JGS had entered into with a Philippine associate of First Pacific and NTT DOCOMO, respectively. Following the sale of those shares in November 2011, the JG Summit Group, First Pacific Group and its Philippine affiliates, and NTT Group (NTT DOCOMO together with NTT Communications Capital (UK) Ltd.) owned approximately 8%, 26% and 21% of PLDT’s common shares, respectively.

On December 8, 2011, PLDT exercised the conversion option for 4 billion Digitel common shares with stated value of Php4 billion comprising 25% of the total amount of increase in Digitel’s authorized capital stock, which was paid through the assignment by PLDT to Digitel of: (i) 2013 Convertible Bonds issued by Digitel, with redemption value of US$25 million or Php1,087 million as of the conversion date of December 8, 2011; and (ii) 15.6% of its 2014 Exchangeable Bonds issued by DCPL with redemption value of US$66 million, or Php2,913 million, as of the exchange date of December 8, 2011. As a result of this partial conversion and exchange by PLDT of bonds into 4 billion Digitel common shares, PLDT’s equity interest increased from 51.6% to 70.25% of the outstanding common stock of Digitel as at January 12, 2012.

Under the SRC, PLDT is required to conduct a mandatory tender offer for the approximately 48.4% of the issued common stock of Digitel held by the remaining noncontrolling shareholders in connection with PLDT’s acquisition of 51.6% interest in Digitel from the seller-parties. On December 5, 2011, PLDT filed its tender offer report on Philippine SEC Form 19.1 setting forth the terms of the mandatory tender offer to purchase the remaining Digitel shares at the price of Php1.6033 per Digitel share, payable in the form of either PLDT shares issued at Php2,500 per share, or one PLDT common share for every 1,559.28 Digitel shares, or cash, at the option of Digitel shareholders, except for tendering shareholders residing outside the Philippines who will only be paid in cash. The tender offer period commenced on December 7, 2011 and ended on January 16, 2012. The contingently issuable shares under the mandatory tender offer were considered in determining diluted earnings per share, which was calculated assuming all remaining Digitel’s shareholders would accept PLDT shares in response to the mandatory tender offer. See Note 8 – Earnings Per Common Share.

On January 25, 2012, Digitel filed for voluntary delisting of its shares with the PSE, since its public ownership level has fallen below the minimum 10% required by the PSE. On February 22, 2012, the PSE granted the petition for voluntary delisting and accordingly ordered the delisting of the shares of Digitel from the Official Registry of the PSE effective March 26, 2012. Subject to the payment of the required voluntary delisting fee, Digitel shares shall no longer be tradable on the PSE effective March 26, 2012.

From February 1 to 3, 2012, PLDT purchased from the open market 37.9 million common shares of Digitel.

On February 7, 2012, PLDT’s Board of Directors authorized the exchange of 78.4% of Exchangeable Bonds due 2014 issued by DCPL with redemption value of US$340 million, or Php14,641 million, in exchange for 14,641 million Digitel common shares. As a result of the open market purchase of 37.9 million common shares of Digitel and the additional partial exchange by PLDT of bonds into 14,641 million Digitel common shares, PLDT further increased its equity interest to 99.4% of the outstanding common stock of Digitel as at March 6, 2012.

PLDT’s acquisition of equity interest, convertible bonds and advances owned by JGS Group, and the mandatory tender offer are linked transactions and was accounted for as a single business combination transaction.

The consideration of Php69,429 million is the sum of the fair value of PLDT’s newly issued common shares of 27.7 million shares with fair market value per share of Php2,330 and an aggregate value in the amount of Php64,492 in exchange for the equity interest, convertible bonds and advances owned by JGS Group, and the fair value of financial instruments based on the statutory put option for the mandatory tender offer of Php4,937 million. The fair value of PLDT’s newly issued shares is valued at Php2,330 per share, which is the quoted fair market value per share as at the market closing on October 26, 2011, the Closing Date of the sale transaction, or the Closing Date. Incidental cost related to acquisition amounting to Php599 million was recognized as expense.

As a result of the transaction, provisional goodwill amounting to Php68,340 million, representing the difference between the total consideration of Php69,429 million and the provisional value of net assets acquired of Php1,089 million, was recognized.

The purchase price consideration has been allocated to the assets and liabilities on the basis of provisional values at the date of acquisition as follows:

	Previous Carrying Value	Provisional Values Recognized on Acquisition
	(in million pesos)
Assets:
Property, plant and equipment	39,701	39,701
Advances and other noncurrent assets – net of current portion	153	153
Cash and cash equivalents	1,856	1,856
Trade and other receivables	1,593	1,593
Inventories and supplies	281	281
Prepayments	3,039	3,039
Current portion of advances and other noncurrent assets	4	4

	46,627	46,627

Liabilities:
Interest-bearing financial liabilities – net of current portion	17,401	17,401
Deferred income tax liabilities – net	2,783	2,783
Derivative financial liabilities	329	329
Pension and other employee benefits	64	64
Customers’ deposits	4	4
Deferred credits and other noncurrent liabilities	6,004	6,004
Accounts payable	2,318	2,318
Accrued expenses and other current liabilities	12,202	12,202
Derivative financial liabilities	88	88
Current portion of interest-bearing financial liabilities	4,345	4,345

	45,538	45,538

Total net assets acquired	1,089	1,089
Provisional goodwill from the acquisition		68,340

Purchase consideration transferred		69,429

Fair value of newly issued PLDT common shares		64,492
Mandatory tender offer option liability		4,937

		69,429

Cash flow investing activity:
Net cash acquired with subsidiary		1,856

Incidental cost		599

The net assets recognized at the date of acquisition were based on provisional fair values of the assets owned by Digitel, which will be determined through an independent valuation. The result of this valuation had not been finalized as at March 6, 2012.

The fair value and gross amount of trade and other receivables amounted to Php1,470 million and Php3,948 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php2,478 million.

The provisional goodwill of Php68,340 million pertains to the expected synergies once the wireless and fixed line businesses of Digitel is integrated into the PLDT Group. The provisional goodwill was not tested for impairment since the acquisition occurred in the fourth quarter of 2011 and there was no material change in Digitel’s business since obtaining the fairness opinion from an independent financial advisor. Expected synergies arising from the acquisition includes cost efficiencies attainable from elimination of redundant infrastructure and facilities between PLDT, Smart and Digitel, and expected increase in revenue from current market share of PLDT, Smart and Digitel due to enhanced connectivity and integrated products and services.

Our consolidated revenues would have increased by Php18,119 million, while our consolidated net income would have increased by Php711 million for the year ended December 31, 2011 had the acquisition of Digitel actually taken place on January 1, 2011. Total revenues and net loss of Digitel included in our consolidated income statement from October 26, 2011 to December 31, 2011 amounted to Php3,845 million and Php606 million, respectively.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the years ended December 31, 2011 and 2010 are as follows:

	Intangible Assets					Total		Total Goodwill and
	Customer List	Spectrum	Licenses	Technology Application	Trademark	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
December 31, 2011
Costs:
Balance at beginning of year	1,632	1,205	554	993	159	4,543	14,733	19,276
Business combinations (Note 13)	—	—	—	—	—	—	69,215	69,215
Additions	—	—	2	—	—	2	—	2
Disposal (Note 2)	—	—	(436)	—	—	(436)	(464)	(900)
Translation and other adjustments	3	—	—	60	(1)	62	308	370

Balance at end of year	1,635	1,205	120	1,053	158	4,171	83,792	87,963

Accumulated amortization and impairment:
Balance at beginning of year	1,212	509	426	977	41	3,165	4,626	7,791
Amortization during the year (Note 3)	146	80	17	8	13	264	—	264
Disposal	—	—	(407)	—	—	(407)	(430)	(837)
Translation and other adjustments	2	—	5	57	(1)	63	26	89

Balance at end of year	1,360	589	41	1,042	53	3,085	4,222	7,307

Net balance at end of year (Notes 3 and 27)	275	616	79	11	105	1,086	79,570	80,656

Estimated useful lives (in years)	1 – 8	15	18	3 – 5	1 – 10	—	—	—
Remaining useful lives (in years)	2 – 6	8	11	1 – 4	8	—	—	—

December 31, 2010
Costs:
Balance at beginning of year	1,655	1,205	613	967	27	4,467	15,201	19,668
Additions	19	—	19	4	1	43	—	43
Translation and other adjustments	(42)	—	(78)	22	131	33	(468)	(435)

Balance at end of year	1,632	1,205	554	993	159	4,543	14,733	19,276

	Intangible Assets					Total		Total Goodwill and
	Customer List	Spectrum	Licenses	Technology Application	Trademark	Intangible Assets	Goodwill	Intangible Assets
	(in million pesos)
Accumulated amortization and impairment:
Balance at beginning of year	995	428	448	964	—	2,835	3,809	6,644
Impairment during the year	56	—	18	—	—	74	1,169	1,243
Amortization during the year (Note 3)	219	81	36	11	41	388	—	388
Translation and other adjustments	(58)	—	(76)	2	—	(132)	(352)	(484)

Balance at end of year	1,212	509	426	977	41	3,165	4,626	7,791

Net balance at end of year (Notes 3 and 27)	420	696	128	16	118	1,378	10,107	11,485

Estimated useful lives (in years)	1 – 8	15	2 – 18	3 – 5	1 –10	—	—	—
Remaining useful lives (in years)	1 – 7	9	1 – 12	2 – 4	9	—	—	—

Intangible Assets

Intangible Assets from Acquisition of SPi and CyMed, Inc., or CyMed

In 2010, ePLDT recognized an impairment of its remaining intangible assets from the acquisition of SPi and CyMed amounting to Php19 million and Php38 million, respectively, pertaining to the medical transcription business of SPi, since the carrying amount of the individual assets from SPi and CyMed were deemed unrecoverable.

Intangible Assets from Acquisition of Chikka and PDSI

In 2010, Smart recognized intangible assets of Php132 million for technology and tradename and Php23 million for technology and customer base acquired in the purchase of Chikka Group and PDSI, respectively, based on the result of the valuation done by an independent appraiser.

The consolidated future amortization of intangible assets as at December 31, 2011 is as follows:

Year	(in million pesos)
2012	206
2013	206
2014	161
2015	107
2016 and onwards	406

Balance at end of year	1,086

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI, CURE, Airborne Access, PDSI and Chikka

The organizational structure of Smart and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at December 31, 2011, Smart’s goodwill comprised of goodwill resulting from Smart’s acquisition of SBI in 2004, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of PDSI and Chikka in 2009. The test for recoverability of Smart’s goodwill was applied to the wireless asset group, which represents the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among Smart, CURE, SBI and PDSI through subscribers availing themselves of their respective cellular (for Smart and CURE) and wireless broadband (for SBI and PDSI) services, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common-used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. With the common use of wireless assets of Smart in providing 3G cellular and wireless broadband access, the lowest level of assets of CURE, SBI and PDSI for which cash flows are clearly identifiable from other groups of assets is Smart’s wireless business segment. On the other hand, Chikka’s mobile applications and content are developed mainly for the cellular subscribers of Smart and CURE.

The recoverable amount of this segment had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a five-year period from 2012 to 2016. The pre-tax discount rate applied to cash flow projections is 8.8% and cash flows beyond the five-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Goodwill from Acquisition of SPi and its Subsidiaries, CyMed, Springfield Service Corporation, or Springfield, and Laguna Medical Systems, Inc., or Laguna Medical

The goodwill acquired through the SPi, CyMed, Springfield and Laguna Medical transactions was allocated for impairment testing to each of the CGUs of those businesses, namely medical transcription, content solutions, medical billing and medical coding, respectively. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. The pre-tax discount rate of 15% was applied based on the weighted average cost of capital adjusted for the difference in currency and specific risks associated with the assets or businesses of such CGUs.

The recoverable amount exceeded the carrying amount of the individual assets, which as a result, no impairment was recognized by SPi for the year ended December 31, 2011. ePLDT recognized an impairment losses of Php905 million for the year ended December 31, 2010 pertaining to the medical transcription business of SPi and CyMed.

Goodwill from Acquisition of Level Up!

Goodwill acquired from our acquisition in 2006 of a 60% equity interest in Level Up! was tested for impairment. ePLDT recognized an impairment charge of Php48 million for the year ended December 31, 2010 pertaining to the goodwill from acquisition of Level Up! based on the expected selling price of Level Up!. See Note 2 – Summary of Significant Accounting Policies for the related discussion on the sale of investment in Level Up!.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22% which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php85 million as at December 31, 2009. See Note 2 – Summary of Significant Accounting Policies for the related discussion on the sale of investment in Digital Paradise.

Goodwill from Acquisition of AGS

Goodwill acquired from the acquisition of AGS was tested for impairment based on the recoverable amount of the long lived assets, determined based on the cash flow projections of the most recent financial budgets and forecasts approved by the Board of Directors. The pre-tax discount rate applied was 22%, which was based on the weighted average cost of capital. ePLDT recognized full impairment provision of Php216 million as at December 31, 2010.

15.	Cash and Cash Equivalents

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Cash on hand and in banks (Note 27)	4,637	2,906
Temporary cash investments (Note 27)	41,420	33,772

	46,057	36,678

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php1,332 million, Php1,081 million and Php1,185 million for the years ended December 31, 2011, 2010 and 2009, respectively.

16.	Trade and Other Receivables

As at December 31, 2011 and 2010, this account consists of receivables from:

	2011	2010
	(in million pesos)
Retail subscribers (Note 27)	11,302	8,917
Corporate subscribers (Notes 24 and 27)	9,200	7,998
Foreign administrations (Note 27)	4,961	4,479
Domestic carriers (Notes 24 and 27)	1,323	1,591
Dealers, agents and others (Notes 18, 24 and 27)	4,231	5,273

	31,017	28,258
Less allowance for doubtful accounts (Notes 3, 5 and 27)	14,772	11,830

	16,245	16,428

Changes in the allowance for doubtful accounts for the years ended December 31, 2011 and 2010 are as follows:

	Total	Corporate Subscribers	Retail Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2011
Balance at beginning of year	11,830	5,956	5,045	158	138	533
Business combinations and others (Note 13)	2,463	305	1,870	42	56	190
Provisions (Notes 3, 4 and 5)	1,549	673	812	12	6	46
Write-offs	(1,037)	(344)	(675)	—	(11)	(7)
Translation and other adjustments	(33)	(98)	212	(13)	(78)	(56)

Balance at end of year	14,772	6,492	7,264	199	111	706

Individual impairment	9,239	5,278	3,099	199	111	552
Collective impairment	5,533	1,214	4,165	—	—	154

	14,772	6,492	7,264	199	111	706

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,239	5,278	3,099	199	111	552

	Total	Corporate Subscribers	Retail Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2010
Balance at beginning of year	11,950	6,677	4,480	289	83	421
Provisions (Notes 3, 4 and 5)	834	152	493	—	64	125
Write-offs	(932)	(562)	(284)	(5)	—	(81)
Translation and other adjustments	(22)	(311)	356	(126)	(9)	68

Balance at end of year	11,830	5,956	5,045	158	138	533

Individual impairment	8,861	5,413	2,745	158	138	407
Collective impairment	2,969	543	2,300	—	—	126

	11,830	5,956	5,045	158	138	533

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,861	5,413	2,745	158	138	407

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

See Note 24 – Related Party Transactions for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

17.	Inventories and Supplies

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Spare parts and supplies:
At net realizable value	1,606	1,152
At cost	2,256	2,163
Terminal and cellular phone units:
At net realizable value	1,349	737
At cost	1,728	918
Others:
At net realizable value	872	330
At cost	875	333

Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4, 5 and 27)	3,827	2,219

The cost of inventories and supplies recognized as expense for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Cost of sales	2,037	3,517	4,714
Repairs and maintenance	517	357	429
Write-down of inventories and supplies (Notes 3, 4 and 5)	143	108	389

	2,697	3,982	5,532

18.	Prepayments

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Prepaid taxes	9,101	7,476
Prepaid benefit costs (Notes 3 and 25)	5,654	5,333
Prepaid selling and promotions	907	1,011
Prepaid insurance (Note 24)	156	122
Prepaid rent – net (Notes 3 and 5)	137	53
Prepaid fees and licenses	13	40
Other prepayments	128	62

	16,096	14,097
Less current portion of prepayments (Note 27)	7,227	5,418

Noncurrent portion of prepayments (Note 27)	8,869	8,679

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations less unrecognized net actuarial gains or losses recognized in our consolidated statements of financial position. See Note 25 – Share-based Payments and Employee Benefits.

Agreement between PLDT and Smart with Associated Broadcasting Company Development Corporation, or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest Holdings, Inc., which is a wholly-owned investee company of PLDT Beneficial Trust Fund, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. Total prepayment under the advertising placement agreements amounted to Php907 million and Php893 million as at December 31, 2011 and 2010, respectively.

Option to Purchase Series C Preferred Shares of ProtoStar

On September 16, 2008, PLDT signed an option to purchase Series C Preferred Shares of ProtoStar pursuant to which PLDT was entitled to subscribe for and purchase 39.7 million Series C Preferred Shares at the exercise price of US$0.6925 per share during the exercise period. PLDT paid US$27.5 million to ProtoStar as a deposit to pay the exercise price if PLDT exercised the option or, if not exercised, such payment would be applied as payment of Priority Deposit to ProtoStar under the Space Segment Services Agreement between PLDT and ProtoStar. On May 15, 2009, PLDT formally advised ProtoStar that it will not exercise its option to purchase ProtoStar’s Series C Preferred Shares and that it has elected to apply the US$27.5 million it had paid for such option as Priority Deposit under the Space Segment Services Agreement, which amount will be deemed as full payment of the space segment services upon Commencement Date under said agreement.

On July 29, 2009, ProtoStar and its affiliates ProtoStar Satellite Systems, Inc., ProtoStar I Ltd., ProtoStar II Ltd., ProtoStar Development Ltd. and ProtoStar Asia Pte. Ltd. each filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. An auction of ProtoStar’s ProtoStar I satellite was held in October 2009 and of ProtoStar’s ProtoStar II satellite in December 2009, the proceeds of which were to be distributed to ProtoStar’s secured lenders and the balance, if any, to its unsecured lenders. During the pendency of the proceedings, however, the unsecured creditors challenged the perfection of the secured lenders’ security over the satellites. Thereafter, settlement negotiations were commenced among ProtoStar, the secured lenders and the unsecured creditors. The parties reached a settlement, the terms of which are embodied in ProtoStar’s “Plan of Reorganization.” This Plan was confirmed by the bankruptcy court at a hearing held on October 6, 2010 in Delaware. The filing of the bankruptcy case and the eventual sale of the ProtoStar I satellite constitute a breach by ProtoStar of the Space Segment Services Agreement. On this basis, we recognized a full impairment provision of US$27.5 million, or Php1,304 million, in 2009 with respect to our Priority Deposit to ProtoStar under the Space Segment Services Agreement. On October 22, 2010, PLDT received approximately US$3.3 million as settlement of its claim and recognized such as “Other income” in the consolidated income statements. The remaining amount of US$24.2 million, for which full provision was made in 2009, was permanently written-off in our consolidated statement of financial position.

19.	Equity

The movements of PLDT’s capital account for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Preferred Stock – Php10 par value per share
	Series A to II	IV	Total Preferred Stock		Common Stock – Php5 par value per share
	Number of Shares			Amount	Number of Shares	Amount
	(in millions)
Authorized			823	Php8,230	234	Php1,170

Issued
Balances as at January 1, 2009	405	36	441	Php4,415	189	Php947
Issuance	—	—	—	2	—	—
Conversion	—	—	—	(1)	—	—

Balances as at December 31, 2009	405	36	441	Php4,416	189	Php947

Balances as at January 1, 2010	405	36	441	Php4,416	189	Php947
Issuance	1	—	1	3	—	—
Conversion	—	—	—	—	—	—

Balances as at December 31, 2010	406	36	442	Php4,419	189	Php947

Balances as at January 1, 2011	406	36	442	Php4,419	189	Php947
Issuance	—	—	—	2	28	138
Conversion	—	—	—	(2)	—	—

Balances as at December 31, 2011	406	36	442	Php4,419	217	Php1,085

Preferred Stock

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to December 31, 2012. There were 370 shares of Series II 10% Cumulative Convertible Preferred Stock issued as at December 31, 2011, while there were no issued Series II 10% Cumulative Convertible Preferred Stock as at December 31, 2010.

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2011 were Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the PLDT Subscriber Investment Plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends.

On July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments (the “Amendments”). The shares of voting preferred stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines. The holders of voting preferred stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of voting preferred stock.

The Special Meeting of Stockholders scheduled on September 20, 2011 for purposes of presenting and obtaining stockholders’ approval of the Amendments, or the Special Meeting, was cancelled by the Board of Directors due to an anticipated lack of quorum. Based on the validated and tabulated proxies reported by PLDT’s Transfer Agents, the corporate secretary of PLDT determined that: (1) holders of shares equivalent to 73.27% of the total outstanding common stock had given valid proxies to be represented and vote their shares in the Special Meeting; and (2) the number of shares of preferred stock necessary to bring the total shares represented in person or by proxy and to vote at the Special Meeting to two-thirds of total outstanding capital stock, being the quorum required for the Special Meeting, would most likely not be secured. Under the Corporation Code, holders of preferred shares are also entitled to vote on significant corporate actions, such as the amendment of the Articles of Incorporation, which is the principal item in the agenda for the Special Meeting.

The Board of Directors called for another Special Meeting of Stockholders which will be held on March 22, 2012 for the aforestated purposes.

After the approval of the Amendments by the stockholders and the Philippine SEC, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, may determine the specific terms, features and limitations of the Voting Preferred Stock and, as it deems necessary to protect the interest of PLDT and its stakeholders, authorize the issuance of shares of Voting Preferred Stock to Qualified Owners. It is contemplated that the shares of Voting Preferred Stock will have the following other features: (a) entitled to dividends at such rate to be determined by the Board of Directors, payable before any dividends are paid to the holders of Common Stock; (b) not convertible to Common Stock or to any shares of stock of PLDT of any class; (c) redeemable at the option of PLDT; (d) holders will have no pre-emptive right to subscribe or purchase any shares of stock of any class, or convertible debt, securities or warrants issued, sold or disposed by PLDT; and (e) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to holders of shares of Common Stock.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s 10% Cumulative Convertible Preferred Stock Series A to FF, which were issued pursuant to the PLDT SIP Preferred Shares, effective on January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the record date. In accordance with the terms and conditions of the SIP Preferred Shares, PLDT, on the redemption date, paid each of the holders of SIP Preferred Shares as of the Record Date, an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.8 billion, the amount required to fund the redemption price for the SIP Preferred Shares in a trust account in the name of Rizal Commercial Banking Corporation, as trustee. Pursuant to the terms of the trust account, the Trustee will continue to hold in trust, for the benefit of those Holders of SIP Preferred Shares who have failed to claim their redemption price for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on such redemption trust fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

As at January 19, 2012, notwithstanding that any stock certificate representing the SIP Preferred Shares has not been surrendered for cancellation, the SIP Preferred Shares shall no longer be deemed outstanding and the right of the holders of such shares to receive dividends thereon shall cease to accrue and all rights with respect to such SIP Preferred Shares shall forthwith cease and terminate, except only the right to receive the Redemption Price for such SIP Preferred Shares, but without interest thereon.

All SIP Preferred Shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock had been redeemed and retired effective January 19, 2012. A total amount of Php105 million was withdrawn from the Trust Account, representing total redemption as at March 6, 2012.

PLDT expects to similarly redeem outstanding shares of 10% Cumulative Convertible Preferred Stock Series GG to II as and when they become eligible for redemption.

Common Stock

In 2008, the Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core earnings per share, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at December 31, 2011 and 2010. See Note 8 – Earnings Per Common Share and Note 27 – Financial Assets and Liabilities.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel. See Note 13 – Business Combinations – PLDT’s Acquisition of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Dividends Declared

Our dividends declared for the years ended December 31, 2011, 2010 and 2009 are detailed as follows:

December 31, 2011

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2011	February 24, 2011	March 31, 2011	Php1.00	17
Series DD	January 25, 2011	February 10, 2011	February 28, 2011	1.00	3
Series FF	January 25, 2011	February 10, 2011	February 28, 2011	1.00	—
Series GG	January 25, 2011	February 24, 2011	March 31, 2011	1.00	—
Series EE	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—
Series HH	March 29, 2011	April 28, 2011	May 31, 2011	1.00	—
Series A, I, R, W, AA and BB	July 5, 2011	August 3, 2011	August 31, 2011	1.00	128
Series B, F, Q, V and Z	August 2, 2011	September 1, 2011	September 30, 2011	1.00	91
Series E, K, O and U	September 20, 2011	October 7, 2011	October 31, 2011	1.00	44
Series C, D, J, T and X	September 20, 2011	October 20, 2011	November 29, 2011	1.00	57
Series G, N, P and S	November 3, 2011	December 1, 2011	December 29, 2011	1.00	26
Series H, L, M and Y	December 6, 2011	January 3, 2012	January 19, 2012	1.00	42

					408
Final Dividends
Series A to FF	December 6, 2011	October 10, 2011	January 19, 2012	Php0.0027/day	142

					550

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 25, 2011	February 18, 2011	March 15, 2011	Php —	12
	May 10, 2011	May 27, 2011	June 15, 2011	—	12
	August 2, 2011	August 18, 2011	September 15, 2011	—	13
	November 3, 2011	November 18, 2011	December 15, 2011	—	12

					49

Common Stock
Regular Dividend	March 1, 2011	March 16, 2011	April 19, 2011	Php78.00	14,567
	August 2, 2011	August 31, 2011	September 27, 2011	78.00	14,567
Special Dividend	March 1, 2011	March 16, 2011	April 19, 2011	66.00	12,326

					41,460

Charged to retained earnings					42,059

*	Dividends were declared based on total amount paid up.

December 31, 2010

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
10% Cumulative Convertible Preferred Stock
Series CC	January 26, 2010	February 25, 2010	March 31, 2010	Php1.00	17
Series DD	January 26, 2010	February 11, 2010	February 26, 2010	1.00	3
Series EE	March 26, 2010	April 23, 2010	May 31, 2010	1.00	—
Series A, I, R, W, AA and BB	July 7, 2010	August 5, 2010	August 31, 2010	1.00	128
Series B, F, Q, V and Z	August 3, 2010	September 2, 2010	September 30, 2010	1.00	92
Series E, K, O and U	August 31, 2010	September 30, 2010	October 29, 2010	1.00	44
Series C, D, J, T and X	September 28, 2010	October 28, 2010	November 30, 2010	1.00	57
Series G, N, P and S	November 4, 2010	December 2, 2010	December 29, 2010	1.00	26
Series H, L, M and Y	December 7, 2010	January 4, 2011	January 31, 2011	1.00	42

					409

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 26, 2010	February 19, 2010	March 15, 2010	Php —	12
	May 13, 2010	May 27, 2010	June 15, 2010	—	13
	August 3, 2010	August 18, 2010	September 15, 2010	—	12
	November 4, 2010	November 19, 2010	December 15, 2010	—	12

					49

Common Stock
Regular Dividend	March 2, 2010	March 17, 2010	April 20, 2010	Php76.00	14,197
	August 3, 2010	August 19, 2010	September 21, 2010	78.00	14,570
Special Dividend	March 2, 2010	March 17, 2010	April 20, 2010	65.00	12,142

					40,909

Charged to retained earnings					41,367

*	Dividends are declared based on total amount paid up.

December 31, 2009

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 3, 2009	March 19, 2009	April 15, 2009	Php4.675	—
	June 9, 2009	June 25, 2009	July 15, 2009	4.675	—
	*August 4, 2009	August 22, 2009	September 10, 2009	0.051944 per day	—
Series VI	March 3, 2009	March 19, 2009	April 15, 2009	US$0.09925	—
	June 9, 2009	June 25, 2009	July 15, 2009	0.09925	—
	August 25, 2009	September 24, 2009	October 15, 2009	0.09925	—
	**November 3, 2009	November 8, 2009	December 8, 2009	Php0.001103 per day	—

Charged to income					—

10% Cumulative Convertible Preferred Stock
Series CC	January 27, 2009	February 26, 2009	March 31, 2009	Php1.00	17
Series DD	January 27, 2009	February 13, 2009	February 27, 2009	1.00	3
Series EE	March 31, 2009	April 30, 2009	May 29, 2009	1.00	—
Series A, I, R, W, AA and BB	July 7, 2009	August 6, 2009	August 28, 2009	1.00	128
Series B, F, Q, V and Z	August 4, 2009	September 1, 2009	September 30, 2009	1.00	91
Series E, K, O and U	August 25, 2009	September 24, 2009	October 30, 2009	1.00	44
Series C, D, J, T and X	September 29, 2009	October 29, 2009	November 26, 2009	1.00	57
Series G, N, P, and S	November 3, 2009	December 3, 2009	December 29, 2009	1.00	26
Series H, L, M and Y	December 8, 2009	January 4, 2010	January 29, 2010	1.00	40

					406

Cumulative Non-convertible Redeemable Preferred Stock
Series IV***	January 27, 2009	February 20, 2009	March 15, 2009	Php —	12
	May 5, 2009	May 22, 2009	June 15, 2009	—	13
	August 4, 2009	August 19, 2009	September 15, 2009	—	13
	November 3, 2009	November 20, 2009	December 15, 2009	—	12

					50

Common Stock
Regular Dividend	March 3, 2009	March 18, 2009	April 21, 2009	Php70.00	13,124
	August 4, 2009	August 20, 2009	September 22, 2009	77.00	14,384
Special Dividend	March 3, 2009	March 18, 2009	April 21, 2009	60.00	11,250

					38,758

Charged to retained earnings					39,214

*	Only the holders of Series V Convertible Preferred Stock whose shares were originally issued on August 22, 2002 and mandatorily converted on August 23, 2009 are entitled to this final dividend.
**	Only the holders of Series VI Convertible Preferred Stock whose shares were originally issued on November 8, 2002 and mandatorily converted on November 9, 2009 are entitled to this final dividend.
***	Dividends are declared based on total amount paid up.

Our dividends declared after December 31, 2011 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	Php —	12

10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	Php1.00	—

					—

Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	Php63.00	13,635
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,376

					24,011

					24,023

*	Dividends were declared based on total amount paid up.

20.	Interest-bearing Financial Liabilities

As at December 31, 2011 and 2010, this account consists of the following:

	2011	2010
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	91,273	75,879
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	7	9

	91,280	75,888

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	22,893	13,767
Notes payable (Notes 4, 5, 23 and 27)	3,109	—
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	7	34

	26,009	13,801

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Long-term debt (Note 27)	2,136	2,944
Obligation under finance lease	2	1

Unamortized debt discount at end of year	2,138	2,945

The following table describes all changes to unamortized debt discount for the years ended December 31, 2011 and 2010.

	2011	2010
	(in million pesos)
Unamortized debt discount at beginning of year	2,945	3,861
Revaluations during the year	187	(16)
Additions during the year	43	114
Accretion during the year included as part of “Financing costs – net – Accretion on financial liabilities – net” (Note 5)	(1,037)	(1,014)

Unamortized debt discount at end of year	2,138	2,945

Long-term Debt

As at December 31, 2011 and 2010, long-term debt consists of:

Description	Interest Rates	2011			2010
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2011	US$	248	Php10,879	US$	—	Php—
Exportkreditnamnden, or EKN	3.79% and US$ LIBOR + 0.30% to 0.35% in 2011 and 3.79% in 2010		102	4,483		14	613
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2011		79	3,475		—	—
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2011 and 2.99% and US$ LIBOR + 0.05% to 1.35% in 2010		63	2,775		82	3,590
Others	US$ LIBOR + 0.35% to 0.40% in 2011		6	256		—	—

			498	21,868		96	4,203
Fixed Rate Notes	8.35% to 11.375% in 2011 and 2010		377	16,567		375	16,450
Term Loans:
Debt Exchange Facility	2.25% in 2011 and 2010		238	10,472		223	9,791
GSM Network Expansion Facilities	4.70% and US$ LIBOR + 0.42% to 1.85% in 2011 and 4.515% to 4.70% and US$ LIBOR + 0.42% to 1.85% in 2010		50	2,201		97	4,230
Others	2.79% + swap rate and US$ LIBOR + 0.42% to 0.50% in 2011 and 2010		51	2,222		85	3,740

		US$	1,214	Php53,330	US$	876	Php38,414

Philippine Peso Debts:
Corporate Notes	5.4692% to 9.1038% and PDST-F + 1.25% in 2011 and 5.625% to 9.1038% and PDST-F + 1.25% in 2010			Php38,510			Php29,677
Term Loans:
Unsecured Term Loans	5.8308% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 30 bps to 50 bps in 2011 and 6.125% to 8.7792% and PDST-F + 0.30% to 1.50% in 2010			22,277			21,439
Secured Term Loans	PDST-F + 1.375% and AUB’s prime rate in 2011 and 2010			49			116

				60,836			51,232

Total long-term debt				114,166			89,646
Less portion maturing within one year (Note 27)				22,893			13,767

Noncurrent portion of long-term (Note 27)				Php91,273			Php75,879

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at December 31, 2011 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2012	314	13,780	9,226	23,006
2013	138	6,044	8,628	14,672
2014	375	16,478	6,225	22,703
2015	65	2,882	9,717	12,599
2016 and onwards	370	16,241	27,081	43,322

	1,262	55,425	60,877	116,302

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million seven-year Export Credit Agreement to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR, with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders. The facility is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 1, 2013. The agreement was drawn on various dates in 2005, 2006, and 2007 in the total amount of US$23.6 million. The amount of US$7 million, or Php296 million, remained outstanding as at December 31, 2011.

On May 4, 2006, DMPI signed a US$12.7 million seven-year Export Credit Agreement to finance the supply of the equipment and software for the expansion of its GSM services in the NCR with the Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on October 6, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amount of US$5 million, or Php229 million, remained outstanding as at December 31, 2011.

On June 1, 2006, DMPI signed a US$12 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 1, 2014. The agreement was drawn on November 24, 2006 and October 31, 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amount of US$4 million, or Php153 million, remained outstanding as at December 31, 2011.

On May 24, 2007, DMPI signed a US$21 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amount of US$10 million, or Php457 million, remained outstanding as at December 31, 2011.

On May 24, 2007, DMPI signed a US$12.1 million seven-year Buyer’s Credit Agreement to finance the equipment for the Phase 6 NCR Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$12.1 million. The amount of US$6 million, or Php266 million, remained outstanding as at December 31, 2011.

On November 10, 2008, DMPI signed a US$5.5 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the supply of 3G network in the NCR with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on December 19, 2008, December 24, 2008 and November 9, 2009 in the amounts of US$2.6 million, US$2.1 million and US$0.8 million, respectively. The amount of US$4 million, or Php172 million, remained outstanding as at December 31, 2011.

On November 10, 2008, DMPI signed a US$4.9 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$4.9 million. The amount of US$4 million, or Php155 million, remained outstanding as at December 31, 2011.

On November 10, 2008, DMPI signed a US$23.8 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Core Expansion Project with ING Bank N.V. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$23.8 million. The amount of US$17 million, or Php746 million, remained outstanding as at December 31, 2011.

On August 14, 2009, DMPI signed a US$15.9 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amount of US$13 million, or Php581 million, remained outstanding as at December 31, 2011.

On August 14, 2009, DMPI signed a US$24.7 million seven-year facility agreement to finance the supply of telephone equipment for the Phase 5 NCR Base Station Expansion with Credit Suisse as the lead arranger. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn on various dates in 2009 and 2010 in the total amount of US$24.7 million. The amount of US$21 million, or Php930 million, remained outstanding as at December 31, 2011.

On December 16, 2009, DMPI signed a US$50 million seven-year Buyer’s Credit Agreement to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects with China Citic Bank Corporation Ltd. as the lender. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 17, 2017. The agreement was drawn on June 25, 2010 and December 14, 2010 in the amounts of US$37 million and US$11 million, respectively. The undrawn amount of US$2 million was cancelled. The amount of US$41 million, or Php1,786 million, remained outstanding as at December 31, 2011.

On September 15, 2010, DMPI signed a US$117.3 million seven-year Term Loan Facility Agreement to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS with China Development Bank and HSBC as the lenders. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven and half years in 15 equal semi-annual installments with final installment on April 10, 2019. The agreement was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amount of US$116 million, or Php5,108 million, remained outstanding as at December 31, 2011.

EKN

On April 4, 2006, DMPI signed a US$18.7 million nine-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank AB (publ), or Nordea Bank, as the lender. The facility is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amount of US$7 million, or Php329 million, remained outstanding as at December 31, 2011.

On December 20, 2006, DMPI signed a US$43.2 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao with ING Bank N.V. as the lender. The facility is covered by a guarantee from EKN. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 30, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amount of US$16 million, or Php700 million, remained outstanding as at December 31, 2011.

On December 17, 2007, DMPI signed a US$51.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao with ING Bank N.V., Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on June 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$51.11 million. The undrawn amount of US$0.1 million was cancelled. The amount of US$32 million, or Php1,416 million, remained outstanding as at December 31, 2011.

On December 17, 2007, DMPI signed a US$59.2 million nine-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project with ING Bank N.V., Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on March 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.1 million was cancelled. The amount of US$38 million, or Php1,631 million, remained outstanding as at December 31, 2011.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008. The amounts of US$8 million, US$13 million and US$1 million were drawn on December 15, 2008, August 5, 2009 and September 1, 2009, respectively. This facility is payable semi-annually in ten equal installments commencing six months from December 10, 2008. The outstanding balance under the facility amounted to US$9 million, or Php414 million, and US$14 million, or Php613 million, both net of unamortized debt discount, as at December 31, 2011 and 2010, respectively.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility to finance the supply and services contracts for the modernization and expansion project with Nordea Bank as the original lender, arranger and facility agent. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. This facility is payable semi-annually in ten equal installments commencing six months after the applicable mean commissioning date. No availment has been made on this facility as at December 31, 2011.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million eight and a half-year loan agreement to finance the supply of GSM mobile telephone equipment and related services with Nordea Bank and ING Bank N.V. as the lenders. The facility is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. The agreement is comprised of Tranche 1 and Tranche 2 in the total amounts of US$43 million and US$53.6 million, respectively. Both tranches are payable over eight and a half years in 17 equal semi-annual installments with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amount of US$79 million, or Php3,475 million, remained outstanding as at December 31, 2011.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million five-year term facility to finance the Phase 10 (Extension) GSM equipment and services contract with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger. The facility was drawn on July 15, 2009. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$29 million, or Php1,290 million, and US$39 million, or Php1,703 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility to finance GSM equipment and services contracts with FEC guaranteed by Finnvera for 100% political and commercial risk cover. The facility was awarded to Citicorp as the arranger and was drawn on April 7, 2010 and was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual payments. The amounts of US$34 million, or Php1,485 million, and US$43 million, or Php1,887 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million seven-year Export Credit Agreement to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project with ING Bank N.V., Societe Generale and Calyon as the lenders. The facility is covered by a guarantee from COFACE, the export-credit agency of France. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on February 8, 2013. The agreement was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amount of US$4 million, or Php171 million, remained outstanding as at December 31, 2011.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million seven-year Buyer’s Credit Agreement to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network with ING Bank N.V. as the lender. The facility is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 27, 2014. The agreement was drawn on September 29, 2006 and August 28, 2007 in the amounts of US$3.5 million and US$1.9 million, respectively. The undrawn amount of US$0.6 million was cancelled. The amount of US$2 million, or Php85 million, remained outstanding as at December 31, 2011.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2011 and 2010:

Principal Amount	Interest Rate	Maturity Date	2011			2010
			(in millions)
US$234,259,000	8.350%	March 6, 2017	US$	232	Php10,189	US$	231	Php10,149
US$145,789,000	11.375%	May 15, 2012		145	6,378		144	6,301

			US$	377	Php16,567	US$	375	Php16,450

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid a cash amount of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$238 million, or Php10,472 million, and US$223 million, or Php9,791 million, both net of unamortized debt discount, as at December 31, 2011 and 2010, respectively. The Facility will be payable in full on June 30, 2014.

GSM Network Expansion Facilities

On August 8, 2005, Smart signed a US$30 million commercial facility with Nordic Investment Bank to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a five-year term loan payable semi-annually in ten equal installments with final repayment on July 11, 2011. The facility was drawn on July 11, 2006 for the full amount of US$30 million. The amount of US$6 million, or Php263 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on July 11, 2011.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank (Hong Kong) Ltd., Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the lead arrangers. The facility is a five-year term loan payable in ten equal semi-annual installments with final repayment on July 15, 2011. The facility was drawn on November 10, 2006 for the full amount of US$44 million. The amount of US$9 million, or Php387 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on July 15, 2011.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amounts of US$11 million, or Php488 million, and US$22 million, or Php973 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent. The full amount of the facility was drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments with final repayment on March 11, 2013. The amounts of US$15 million, or Php657 million, and US$25 million, or Php1,091 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility to finance the Phase 10 GSM equipment and service contracts with FEC. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank (Hong Kong) Ltd., Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments with final repayment on January 23, 2014. The facility was drawn on January 23, 2009 and May 5, 2009 in the amounts of US$5 million and US$45 million, respectively. The amounts of US$25 million, or Php1,090 million, and US$35 million, or Php1,516 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility to finance the equipment and service contracts for the modernization and expansion project with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the eighteenth month from signing date. No availment has been made on this facility as at December 31, 2011.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility to finance the supply contracts for the modernization and expansion project with FEC as the lender. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, LTD., HSBC and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012. No availment has been made on this facility as at December 31, 2011.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for the capital expenditure requirements of PLDT. Two separate drawings of US$50 million each was drawn from the facility on March 27, 2008 and April 10, 2008 and is payable over five years in ten equal semi-annual installments with final repayment on March 27, 2013. The amounts of US$30 million, or Php1,318 million, and US$50 million, or Php2,191 million, remained outstanding as at December 31, 2011 and 2010, respectively.

On July 15, 2008, PLDT signed a loan agreement amounting to US$50 million with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on July 21, 2008 in the amount of US$15 million and the balance of US$35 million was drawn on September 30, 2008. This loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on July 22, 2013. The amounts of US$21 million, or Php904 million, and US$32 million, or Php1,417 million, remained outstanding as at December 31, 2011 and 2010, respectively.

On September 24, 2008, BOW signed an Islamic finance facility agreement granted by the Bank of London and the Middle East for a total of US$19 million, which will mature on various dates from June 30, 2013 to September 30, 2014. The amount of US$3 million, or Php132 million, remained outstanding as at December 31, 2010. BOW was deconsolidated from the Smart Group in June 2011.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion. The amounts of Php4,963 million and Php4,962 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued a five-year term unsecured fixed rate corporate notes amounting to Php5,000 million. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion. The amounts of Php4,827 million and Php4,867 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The aggregate amounts of Php4,952 million and Php4,976 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php3,000 Million Corporate Notes

On June 29, 2009, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php3,000 million to finance capital expenditures. The facility is comprised of Php1,000 million Series A1 note payable in full in 1.5 years and Php1,000 million each for Series B1 and B2 notes payable in full in two years. The aggregate amount of Php2,000 million of Series A1 and B1 notes were drawn on July 8, 2009 while the amount of Php1,000 million of Series B2 notes was drawn on September 1, 2009. The aggregate amount of Php2,997 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The Series A1, B1, and B2 notes were paid in full on January 10, 2011, July 8, 2011 and September 1, 2011, respectively.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A 5.25-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The aggregate amounts of Php6,781 million and Php6,891 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations which were also used to finance capital expenditures for network expansion and improvement. The amount of Php2,500 million each remained outstanding as at December 31, 2011 and 2010.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. The notes are non-amortizing and will mature on July 13, 2015. Proceeds from the facility was used primarily to finance Smart’s capital expenditures for network improvement and expansion. The amounts of Php2,487 million and Php2,484 million, net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Notes Facility Agreement with BDO Private Bank, Inc. amounting to Php2,000 million to finance capital expenditures. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The aggregate amount of Php2,000 million remained outstanding as at December 31, 2011. The facility is payable in full, five years from the respective issue dates.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A 5-year notes amounting to Php3,435 million, Series B 7-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A 5-year notes amounting to Php2,795 million, Series B 7-year notes amounting to Php230 million and Series C 10-year notes amounting to Php1,975 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The amount of Php5,000 million remained outstanding as at December 31, 2011.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metrobank amounting to Php2,500 million to finance the related Phase 9 GSM facility. The facility is payable over five years in 18 equal quarterly installments commencing on the third quarter from initial drawdown date with final repayment on December 9, 2011. The amount of Php555 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The facility was paid in full on December 9, 2011.

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php2,500 million, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on November 13, 2013. The amounts of Php1,248 million and Php1,870 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a loan agreement with Land Bank of the Philippines amounting to Php2,400 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 12, 2008 in the amount of Php500 million and the balance of Php1,900 million was subsequently drawn on May 20, 2009 and July 31, 2009 in two equal Php500 million tranches and on September 15, 2009 in the amount of Php900 million. The loan is payable over five years in ten equal semi-annual installments with final repayment on December 12, 2013. The amounts of Php1,022 million and Php1,533 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a loan agreement with Union Bank of the Philippines amounting to Php3,000 million to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The initial drawdown under this loan was made on December 22, 2008 in the amount of Php500 million and the balance of Php2,500 million was subsequently drawn on April 14, 2009. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date with final repayment on December 23, 2013. The amounts of Php1,333 million and Php2,000 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a loan agreement with Philippine National Bank, or PNB, amounting to Php2,000 million to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The initial drawdown under this loan was made on December 19, 2008 in the amount of Php500 million and the balance of Php1,500 million was subsequently drawn on January 30, 2009, February 27, 2009 and March 13, 2009 in three equal Php500 million tranches. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date with final repayment on December 19, 2013. The amounts of Php941 million and Php1,412 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a loan agreement with Banco de Oro Unibank, Inc., or BDO, amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million was fully drawn on April 17, 2009 and remained outstanding as at December 31, 2011 and 2010.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Philippine Peso term loan facility with BDO amounting to Php1,500 million to finance capital expenditures, which was fully drawn on May 20, 2009. The facility is a three-year loan, payable in full upon maturity on May 20, 2012. The amounts of Php1,498 million and Php1,494 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php1,000 Million Term Loan Facility

On May 14, 2009, Smart signed a Philippine Peso term loan facility with Asia United Bank amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 3, 2009. The facility is payable over five years in eight equal semi-annual installments commencing on the eighteenth month from initial drawdown date with final repayment on July 3, 2014. The amount of Php997 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on January 3, 2011.

Php1,000 Million Term Loan Facility

On May 15, 2009, Smart signed a Philippine Peso term loan facility with PNB amounting to Php1,000 million to finance capital expenditures, which was drawn in full on July 2, 2009. The facility is a seven-year loan, payable in full upon maturity on July 2, 2016. The amount of Php996 million, net of unamortized debt discount, remained outstanding as at December 31, 2010. The debt was paid in full on January 3, 2011.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a loan agreement with Rizal Commercial Banking Corporation amounting to Php2,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million was fully drawn on September 28, 2009 and remained outstanding as at December 31, 2011 and 2010.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed a loan agreement with Allied Banking Corporation amounting to Php1,500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010 with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php971 million and Php1,324 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a loan agreement with Insular Life Assurance Company, Ltd. amounting to Php500 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan will mature on July 1, 2016. The amount of Php500 million was fully drawn on July 1, 2009 and remained outstanding as at December 31, 2011 and 2010.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php1,000 million, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown with final repayment on August 1, 2014. The amounts of Php688 million and Php935 million, both net of unamortized debt discount, remained outstanding as at December 31, 2011 and 2010, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a loan agreement with BPI amounting to Php2,000 million to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php1,412 million and Php1,882 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a loan agreement with BPI amounting to Php1,000 million to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php706 million and Php941 million remained outstanding as at December 31, 2011 and 2010, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Philippine Peso term loan facility with Metrobank to finance capital expenditures for an amount of Php1,500 million, which was drawn in full on March 22, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 22, 2016.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Philippine Peso term loan facility with PNB to finance capital expenditures for an amount of Php2,000 million, which was drawn in full on March 29, 2011 and remained outstanding as at December 31, 2011. The facility is a five-year loan, payable in full upon maturity on March 29, 2016.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, amounting to Php300 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at December 31, 2011.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a loan agreement with Manulife amounting to Php500 million to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at December 31, 2011.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million five-year Term Loan Facility Agreement to finance additional capital expenditure requirements with Metrobank as the lender. The principal is payable upon maturity or on June 23, 2016. The agreement was drawn on various dates in June 2011 in the total amount of Php710 million and remained outstanding as at December 31, 2011. The undrawn amount of Php290 million was cancelled.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year Term Loan Facility Agreement to finance the capital expenditures and/or refinance existing loan obligations with BDO as the lender. The principal is payable upon maturity or on May 26, 2016. The agreement was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at December 31, 2011. The undrawn amount of Php52 million was cancelled.

Secured Term Loans

On June 7, 2007, AGS obtained a medium term loan facility with BPI amounting to Php150 million, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1; (b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balance of the loan was Php49 million and Php116 million as at December 31, 2011 and 2010, respectively.

Notes Payable

Vendor Financing

On January 5, 2006, a Promissory Note in the amount of US$1.8 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on December 20, 2011. There are no outstanding amounts under this Promissory Note as at December 31, 2011.

On January 5, 2006, a Promissory Note in the amount of US$1.3 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million as at December 31, 2011 was paid in full on February 22, 2012.

On January 5, 2006, a Promissory Note in the amount of US$1.2 million was issued by DMPI in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd. dated December 1, 2005 as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on June 28, 2012. The amount of US$0.1 million, or Php5 million, remained outstanding as at December 31, 2011.

DMPI and DTPI had an outstanding balance of trust receipts of Php1,562 million as at December 31, 2011, which will mature on various dates from January 4, 2012 to January 19, 2013.

On April 1, 2011, SPi availed of short-term loans from BPI and Security Banking Corporation, or Security Bank, amounting to US$9 million and US$16 million, respectively. Additional loan was availed last October 28, 2011 from Security Bank amounting to US$10 million. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month. The aggregate amount of US$25 million, or Php1,537 million, remained outstanding as at December 31, 2011.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 47% and 43% of PLDT’s total consolidated debts as at December 31, 2011 and 2010, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; (e) merging or consolidating with any other company; (f) entering into transactions with stockholders and affiliates; and (g) entering into sale and leaseback transactions.

Furthermore, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of a change in control of PLDT, while certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due under the loans, including: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if DMPI or PLDT, as guarantor, is in default under another loan agreement; (b) failure by PLDT to comply with certain financial ratio covenants; (c) occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs DMPI’s and PLDT’s ability to perform its obligations under its loan agreements; (d) change of control; and (e) other typical events of default including the commencement of bankruptcy, insolvency, liquidation, or winding up proceedings by DMPI.

As at December 31, 2011, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at December 31, 2011 are as follows:

Year	(in million pesos)
2012	8
2013	4
2014	2
2015	1
2016	1

Total minimum finance lease payments (Note 27)	16
Less amount representing unamortized interest	2

Present value of net minimum finance lease payments (Notes 3 and 27)	14
Less obligations under finance leases maturing within one year (Notes 9 and 27)	7

Long-term portion of obligations under finance leases (Notes 9 and 27)	7

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and SPi Group have finance lease obligations in the aggregate amounts of Php16 million and Php18 million as at December 31, 2011 and 2010, respectively. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Accrual of capital expenditures under long-term financing	20,128	12,040
Provision for asset retirement obligations (Notes 3 and 9)	2,107	1,344
Unearned revenues (Note 23)	172	114
Others	235	69

	22,642	13,567

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the years ended December 31, 2011 and 2010:

	2011	2010
	(in million pesos)
Provision for asset retirement obligations at beginning of year	1,344	1,204
Business combinations (Note 13)	614	—
Accretion expenses (Note 5)	122	97
Additional liability recognized during the year (Note 28)	29	49
Settlement of obligations	(2)	(6)

Provision for asset retirement obligations at end of year (Note 3)	2,107	1,344

22.	Accounts Payable

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Suppliers and contractors (Note 27)	25,476	20,957
Carriers (Note 27)	1,642	1,866
Taxes (Notes 26 and 27)	1,555	2,114
Related parties (Notes 24 and 27)	626	244
Others	255	623

	29,554	25,804

23.	Accrued Expenses and Other Current Liabilities

As at December 31, 2011 and 2010, this account consists of:

	2011	2010
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	34,875	19,941
Accrued taxes and related expenses (Notes 26 and 27)	5,371	2,236
Unearned revenues (Note 21)	5,664	4,698
Mandatory tender offer option liability (Note 28)	4,940	—
Accrued employee benefits (Notes 3, 25 and 27)	4,463	3,853
Accrued interests and other related costs (Notes 20 and 27)	1,122	1,028
Liability recognized for contingent consideration arising from business acquisitions (Note 14)	—	1,632
Others	1,836	2,571

	58,271	35,959

Accrued utilities and related expenses pertain to cost incurred for repairs and maintenance (mostly pertaining to electricity and water consumption), selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Liability Recognized for Contingent Consideration Arising from Business Acquisitions

Contingent consideration for business acquisitions was recognized in relation to SPi’s acquisition cost of Springfield and Laguna Medical on April 12, 2007 and August 31, 2009, respectively.

SPi acquired 100% of Springfield plus contingent consideration with fair value at acquisition date of US$18 million, or Php894 million. The adjusted fair value of contingent consideration, as revised after effecting adjustments on forecasted earn-out and accretion, amounted to US$35 million, or Php1,547 million, as at December 31, 2010.

SPi acquired 80% of Laguna Medical with a mandatory Put-Call option in respect of the remaining 20% of the outstanding common stock of Laguna Medical. The estimated fair value of the contingent consideration from the mandatory Put-Call option at the acquisition date amounted to US$5.4 million, or Php257 million. The adjusted fair value of contingent consideration after the accretion amounted to US$1.9 million, or Php85 million, as at December 31, 2010.

All the remaining contingent considerations were paid in full last July 2011.

24.	Related Party Transactions

a.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA amounted to Php105 million, Php122 million and Php158 million for the years ended December 31, 2011, 2010 and 2009, respectively. Under the Amended ATPA, the outstanding obligations of PLDT amounted to Php147 million and Php140 million as at December 31, 2011 and 2010, respectively. See Note 5 – Income and Expenses.

b.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs amounted to Php2,319 million and Php2,438 million for the years ended December 31, 2011 and 2010, respectively, while total electricity costs amounted to Php911 million for the period from July 14, 2009 (the date Meralco became an associate of PCEV) to December 31, 2009. Under these agreements, the outstanding utilities payable amounted to Php271 million and Php183 million as at December 31, 2011 and 2010, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts amounted to Php226 million and Php199 million for the years ended December 31, 2011 and 2010, respectively, while Php67 million for the period from July 14, 2009 to December 31, 2009. Under these agreements, the outstanding obligations amounted to Php6 million and Php111 million as at December 31, 2011 and 2010, respectively.

See also Note 10 – Investments in Associates and Joint Ventures for additional transactions involving Meralco.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest for the years ended December 31, 2011, 2010 and 2009 are as follows:

1.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•

Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•

Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•

Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•

Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 21% of PLDT’s outstanding common stock as at December 31, 2011.

•

Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•

Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php72 million for the year ended December 31, 2011 and Php75 million each for the years ended December 31, 2010 and 2009. Under this agreement, the outstanding obligations of PLDT amounted to Php8 million and Php13 million as at December 31, 2011 and 2010, respectively.

3.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•

Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•

Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines;

•

Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses; and

•

Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant.

Total fees under these agreements amounted to Php102 million for the year ended December 31, 2011 and Php114 million each for the years ended December 31, 2010 and 2009. Under these agreements, the outstanding obligations of PLDT amounted to Php41 million and Php44 million as at December 31, 2011 and 2010, respectively.

4.	Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which upon its expiration on February 23, 2008 was renewed until February 23, 2012 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php581 million and Php615 million for the years ended December 31, 2011 and 2010, respectively. Under this agreement, the outstanding obligations of Smart amounted to Php234 million and Php200 million as at December 31, 2011 and 2010, respectively.

5.	Agreements Relating to Insurance Companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php230 million, Php328 million and Php404 million for the years ended December 31, 2011, 2010 and 2009, respectively. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at March 31, 2011 and December 31, 2010, while one director of PLDT has direct/indirect interests in or serves as a director/officer of Gotuaco as at December 31, 2010.

d.	Others

See Note 18 – Prepayments for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Short-term employee benefits	820	664	593
Post-employment benefits (Note 25)	33	25	33
Share-based payments and other long-term employee benefits (Note 25)	—	277	418

Total compensation paid to key officers of the PLDT Group	853	966	1,044

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as an expenses during the reporting period related to key management personnel.

25.	Share-based Payments and Employee Benefits

Share-based Payments

On August 28, 2006, the PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, 2007 to 2009 LTIP, upon endorsement of the ECC, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or the 2007 to 2009 Performance Cycle. The payment under the 2007 to 2009 LTIP was intended to be made at the end of the 2007 to 2009 Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the 2007 to 2009 Performance Cycle and a cumulative consolidated net income target for the 2007 to 2009 Performance Cycle.

The value of the reward and accrued as at December 31, 2009, was completed in accordance with the formula prescribed in 2007 to 2009 LTIP, subject to the minimum and maximum award level to be granted, following the terms and formula as described therein. The fair value of the 2007 to 2009 LTIP were estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and share price. The cost per share of the 2007 to 2009 LTIP, which amounted to Php1,029 as at December 31, 2009, was based on the computed minimum award level. The fair value of the 2007 to 2009 LTIP recognized as expense amounted to Php1,833 million for the year ended December 31, 2009. The outstanding 2007 to 2009 LTIP liability of Php4,582 million as at December 31, 2009 was fully paid in April 2010. See Note 3 – Management’s Use of Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those employees of Smart and certain of its subsidiaries, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at and for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Changes in present value of defined benefit obligations:
Present value of defined benefit obligations at beginning of year	14,604	17,399	10,917
Interest costs on benefit obligation	1,164	1,559	1,193
Current service costs	812	997	643
Business combinations and others (Note 13)	45	—	19
Actual benefits paid/settlements	(203)	(2,504)	(93)
Actuarial losses (gains) on obligations	(760)	(2,855)	4,720
Curtailment	—	8	—

Present value of defined benefit obligations at end of year	15,662	14,604	17,399

Changes in fair value of plan assets:
Fair value of plan assets at beginning of year	20,001	19,980	7,168
Expected return on plan assets	2,192	2,340	673
Actuarial gains on plan assets	1,690	179	3,366
Actual contributions	26	(17)	8,866
Actual benefits paid/settlements	(203)	(2,481)	(93)

Fair value of plan assets at end of year	23,706	20,001	19,980

Surplus status – net	(8,044)	(5,397)	(2,581)
Unrecognized net actuarial gains (losses) (Note 3)	2,886	479	(2,474)

	(5,158)	(4,918)	(5,055)
Accrued benefit costs (Note 3)	496	415	359

Prepaid benefit costs (Notes 3 and 18)	5,654	5,333	5,414

Components of net periodic benefit costs:
Interest costs on benefit obligation	1,164	1,559	1,193
Current service costs	812	997	643
Net actuarial losses (gains) recognized	(9)	23	(3)
Expected return on plan assets	(2,192)	(2,340)	(673)
Event gains – net	—	(62)	—

Net periodic benefit costs (income) (Notes 3 and 5)	(225)	177	1,160

Actual gain on plan assets amounted to Php3,882 million for the year ended December 31, 2011, while actual return on plan assets was Php2,519 million and Php4,036 million for the years ended December 31, 2010 and 2009, respectively.

The present value of defined benefit obligation, fair values of assets and experience adjustment as at and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 are as follows:

	2011	2010	2009	2008	2007
	(in million pesos)
Present value of defined benefit obligation	15,662	14,604	17,399	10,917	10,160
Fair value of assets	23,706	20,001	19,980	7,168	8,519
Experience adjustment arising on:
Liability (gain) loss due to experience as percentage of defined benefit obligation	(1.43%)	(1.43%)	5.10%	(7.23%)	0.05%
Asset (gain) loss due to experience as percentage of plan assets	(3.48%)	0.77%	16.86%	(35.66%)	14.01%

The weighted average assumptions used to determine pension benefits for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Average remaining working years of covered employee	19	19	18
Expected rate of return on plan assets	8%	11%	12%
Discount rate	6%	8%	9%
Rate of increase in compensation	6%	8%	9%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The assets of the Beneficial Trust Fund established for PLDT’s pension plan include investments in shares of stocks of PLDT with fair values amounting to Php427 million and Php428 million as at December 31, 2011 and 2010, respectively, which represent about 4% and 2%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consist of unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments, listed equity securities and fixed income investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Investments in listed and unlisted equity securities	96%	70%	78%
Temporary cash investments	3%	24%	7%
Investments in debt and fixed income securities	1%	2%	9%
Investments in mutual funds	—	1%	1%
Investments in real estate	—	3%	5%

	100%	100%	100%

Defined Contribution Plan

Smart and certain of its subsidiaries contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641, otherwise known as “The Retirement Pay Law.” As at December 31, 2011 and 2010, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

The plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of the beneficial trust fund’s assets for Smart and certain of its subsidiaries pension plan as at December 31, 2011 and 2010 is as follows:

	2011	2010	2009
Investments in debt and fixed income securities	57%	58%	61%
Investments in listed and unlisted equity securities	29%	37%	34%
Others	14%	5%	5%

	100%	100%	100%

Smart and certain of its subsidiaries currently expect to make approximately Php199 million of cash contributions to their pension plans in 2012.

Pension Benefit Costs

Net consolidated pension benefit costs (income) for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(in million pesos)
Expense recognized for defined benefit plans	96	177	1,160
Expense recognized for defined contribution plans	187	59	146

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	283	236	1,306
Consolidated pension benefit income	321	—	—

Net consolidated pension benefit costs (income)	(38)	236	1,306

Other Long-term Employee Benefits

The new LTIP, or 2010 to 2012 LTIP, has been presented to and approved by the ECC and the Board of Directors, and is based on profit targets for the covered Performance Cycle. The cost of 2010 to 2012 LTIP is determined using the projected unit credit method based on assumed discount rates and profit targets. LTIP costs recognized for the years ended December 31, 2010 and 2009 amounted to Php1,392 million and Php1,833 million, respectively, while the total outstanding liability and fair value of 2010 to 2012 LTIP cost amounted to Php1,392 million as at December 31, 2010. Based on our latest projection, the profit targets for the covered Performance Cycle is no longer achievable, thus, accrued LTIP cost as at December 31, 2010 was reversed and presented as part of other income in our consolidated income statement for the year ended December 31, 2011. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions and Note 5 – Income and Expenses.

26.	Provisions and Contingencies

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC have been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s opinion, which was upheld by the Court of Appeals, but, as set forth below, rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

The Supreme Court, in a resolution promulgated on December 4, 2007, held that the computation of the SRF should be based on the outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed PLDT the total amount of Php2,870 million as SRF, which included penalties and interest. On April 3, 2008, PLDT paid NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but did not pay the penalties and interest assessed by the NTC. PLDT, through counsel, believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments of the same. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the Petition, praying that the NTC be restrained from enforcing or implementing its assessment letter of February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its Comment on the petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011, which was received by PLDT on September 6, 2011. PLDT filed a Rejoinder on October 12, 2011. This case is still pending with the Supreme Court.

PLDT’s Local Business and Franchise Tax Assessments

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes that the Public Telecommunications Policy Act, or R.A. 7925, which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause. To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160. However, on March 25, 2003, in a ruling relating to a tax assessment by the City of Davao, the Supreme Court decided that PLDT was not exempt from the local franchise tax.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php1,016 million as at December 31, 2011 for local franchise tax covering prior periods up to December 31, 2011.

As at December 31, 2011, PLDT has no contested LGU assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. The City of Tuguegarao has filed a Motion for Reconsideration which was denied by the court in its Order dated March 2, 2009. The City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. The motion to dismiss is now submitted for resolution by the honorable court. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. PLDT received the City of Tuguegarao’s Answer with Counterclaim on October 18, 2011 and PLDT filed its Reply to contest the allegations in its Answer with Counterclaim. Both parties have filed their respective Memorandum on the issue of Jurisdiction raised by the City of Tuguegarao and a judicial dispute resolution conference is set on April 3, 2012 after the parties failed to settle the case in the mediation proceedings.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of Php3 million for the years 1999 to 2006. The RTC in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. After filing its Comment and the submission of the respective memoranda of both parties, PLDT received the Decision of the CTA on September 20, 2010 which affirmed with modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. In a resolution dated January 27, 2011, the CTA partially granted the motion for reconsideration of PLDT and ruled that PLDT is entitled to a tax credit certificate in the amount of Php1 million. PLDT has filed a Motion for the Issuance of Writ of Execution before the Regional Trial Court of Makati City which is set for hearing on March 21, 2012.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In 2008 and 2009, the City of Makati sent letters to Smart for alleged franchise tax liability. Smart replied and refuted the alleged franchise tax liability based on the Smart vs. City of Makati case and its BOI registration dated May 3, 2001.

In August 2009, the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued a Notice of Assessment dated October 23, 2009, which Smart protested. On February 8, 2010, Smart received a Revised Notice of Assessment. Smart contested the revised deficiency local tax assessment on February 15, 2010. There were several letters and meetings between the City of Makati and Smart on the matter.

On August 3, 2010, however, while the parties were still engaged in discussions over the assessment, Smart received the City of Makati’s Notice of Distraint and Levy dated July 23, 2010. Smart sent a letter to the City of Makati on August 10, 2010 inquiring on the status of Smart’s request for reinvestigation and requested for a meeting. On August 19, 2010, Smart’s representatives met with the City of Makati officials and were informed that its decision on the matter is final.

On September 1, 2010, Smart filed an Appeal with application for the issuance of a Temporary Restraining Order and Writ of Preliminary Injunction before the RTC of the City of Makati (Branch 133) docketed as SCA No. 10-852. On September 6, 2010, the RTC of the City of Makati (Branch 133) promulgated an Order granting the issuance of a temporary restraining order for 20 days directing the City of Makati and the City Treasurer to maintain the status quo until a hearing can be had to determine the propriety of injunctive relief conditioned upon posting a bond by Smart. In an Order dated September 23, 2010, the RTC of the City of Makati (Branch 133) issued a Writ of Preliminary Injunction conditioned upon posting a bond by Smart. Smart submitted the bond with the RTC of the City of Makati (Branch 133) on October 4, 2010. The City of Makati filed a Motion for Reconsideration of the Order dated September 23, 2010, which was denied.

Meanwhile, the City of Makati filed a Motion to Dismiss dated September 15, 2010 and a Motion to Inhibit dated September 21, 2010, which were both denied as well as the Motions for Reconsideration from the Orders denying the said motions.

Thus, the City of Makati filed with the Court of Appeals a Petition for Certiorari [With Urgent Application for the Issuance of a Temporary Restraining Order and/or Writ of Preliminary Injunction] dated December 16, 2010, seeking to annul the orders of the RTC of the City of Makati.

In a decision promulgated on July 26, 2011, the Court of Appeals dismissed the Petition of Makati City, et al. for lack of jurisdiction. The City of Makati moved for reconsideration but, the motion was denied in a resolution dated December 6, 2011. On December 22, 2011, the City of Makati filed a Petition for Review on Certiorari with the Supreme Court, challenging the findings of the Court of Appeals.

In the RTC case, Smart and the City of Makati filed a Joint Motion for the Court to render judgment based on compromise agreement. On January 20, 2012, the RTC of the City of Makati issued its Judgment finding the compromise agreement meritorious and ordered both parties to comply with the terms and conditions of the agreement. With the compliance to the terms and conditions, the audit of Smart’s local tax liabilities by the City of Makati was terminated.

Meanwhile, Smart also received similar local franchise tax assessments issued by the City of Iloilo. The RTC of Iloilo likewise ruled in favor of Smart in its Decision dated January 19, 2005 (Civil Case No. 02-27144) declaring Smart as exempt from payment of local franchise tax. The City of Iloilo appealed the Decision and the Supreme Court, on February 27, 2009, (G.R. No. 167260) ruled that Smart is liable to pay the local franchise tax to the City of Iloilo. On April 2, 2009, Smart filed its Motion for Reconsideration. On July 1, 2009, the Supreme Court’s Special Second Division issued a Resolution denying Smart’s Motion for Reconsideration. In accordance with this Decision, Smart paid the City of Iloilo.

In 2002, Smart filed a special civil action for declaratory relief for the ascertainment of its rights and obligations under the Tax Code of the City of Davao. The relevant section of Smart’s franchise provided that the grantee shall pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise by the grantee and the said percentage shall be in lieu of all taxes on the franchise or earnings thereof. On September 16, 2008, the Supreme Court’s Third Division ruled that Smart is liable for local franchise tax since the phrase “in lieu of all taxes” merely covers national taxes and was rendered inoperative when the VAT law took effect. On October 21, 2008, Smart filed its Motion for Reconsideration. Smart argued that the operative word in the “in lieu of all taxes” clause in Smart’s franchise is the word “all”. The word “all” before “taxes” in the clause “in lieu of all taxes” covers all kinds of taxes, national and local, except only those mentioned in the franchise. Smart also argued that the BIR already clarified in its Revenue Memorandum Circular No. 5-96 dated March 31, 1997 that the VAT merely replaced the franchise tax. On July 21, 2009, the Supreme Court’s Third Division promulgated its Resolution denying Smart’s Motion for Reconsideration and affirming that Smart is liable to pay local franchise tax to the City of Davao. On June 3, 2010, Smart received an initial local franchise tax assessment from the City of Davao covering the years from 1997 to 2010. Smart filed on June 21, 2010 its letter of protest against the local franchise tax assessment citing its local tax exemption by virtue of its BOI registration. On July 6, 2010, Smart received a letter from the City of Davao requesting for the submission of additional documents. Smart submitted several documents on August 3, 2010. In reply to Smart’s protest, the City of Davao answered several issues, made an assessment and demanded for the settlement of the local franchise tax. Smart received the reply on October 26, 2010. On November 11, 2010, Smart protested the assessment. In an unsigned letter received by Smart on December 17, 2010, the City of Davao maintained that Smart is obligated to pay the local franchise tax assessed.

In an Indorsement dated February 10, 2011, the City of Davao Legal Office issued an Opinion recognizing that Smart’s Tax exemption, being a BOI registered enterprise, shall commence from the date of registration with the Board (six years for pioneer business enterprise), pursuant to the provisions of Section 133(g) of the Local Government Code in relation to Article 11 of the Omnibus Investment Code of 1987. On March 15, 2011, the City of Davao issued its revised local franchise tax assessment which Smart paid on March 29, 2011.

With the finality of the Cities of Iloilo and Davao cases, several cities and provinces have began discussions with Smart on the settlement of alleged local franchise tax within their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the decisions on the Cities of Iloilo and Davao and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Meanwhile, the Province of Cagayan also issued tax assessment for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. The case is now subject of judicial dispute resolution.

Smart’s Real Property Tax Assessment

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

On August 16, 2010, the Court of Appeals issued an Entry of Judgment confirming that the November 26, 2008 Resolution had become final and executory on December 22, 2008, and it was recorded in the book of Entries of Judgments.

PCEV’s Local Franchise Tax Assessment

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (Piltel vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the local government code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the Piltel vs. City of Makati case.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration.

With the Digitel vs. City Government of Batangas case, several cities and provinces have began discussions with Digitel on the settlement of real property tax within their respective jurisdiction.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Matters Relating to a Third Party Aggregator

In late 2009, PLDT informally received a communication which provided a complaint, or the Draft, setting forth a securities class action lawsuit in the United States District Court for the Southern District of New York against PLDT and certain PLDT officers and indicated that such Draft may be filed against PLDT. The Draft alleges that some PLDT officers and employees caused PLDT’s subsidiary, Smart to enter into contracts with a third-party entity in order to divert long distance telephone traffic and profits to such third-party entity. The Draft further alleges that these officers and employees personally created and controlled the third-party entity and were personally enriched as a result. The Draft alleges that this alleged scheme was accomplished by causing Smart to offer a lower rate for long distance telephone traffic to that third-party entity so that long distance traffic which otherwise would have been handled by PLDT at a higher rate was redirected to equipment owned by the third-party entity. The Draft alleges that PLDT failed to disclose material facts regarding the alleged scheme and that, as a result, PLDT misstated its true financial condition in its annual reports from 2002 through 2008.

In light of the nature of the allegations and out of an abundance of caution, PLDT’s Board of Directors referred the Draft for review by the Audit Committee. The Audit Committee appointed an independent Investigation Committee to oversee an investigation into the allegations contained in the Draft. The Audit Committee retained independent counsel to lead in the investigation. To preserve the confidential nature of the inquiry, the investigation was limited to internal sources at PLDT, including current PLDT and Smart employees, internal records and discrete inquiries and public records searches.

The independent counsel, under the oversight of the Investigation Committee, has concluded on the basis of the evidence within the control of PLDT or otherwise reasonably available, that: (i) while the investigation cannot definitively exclude the possibility, the investigation has found no evidence to establish that PLDT’s officers and employees were personally involved in the creation of the third-party entity referred to in the Draft and has found no evidence of any improper personal financial benefit or gain by these officers and employees, directly or indirectly from such third party entity; and (ii) while Smart had substantial business relationships with various third-party aggregators of long-distance telephone traffic during the relevant period, including the third-party entity referred to in the Draft (with which Smart ceased doing business in 2008), there is no evidence that the relationship with such third-party entity in fact resulted in a material adverse impact on PLDT’s revenues during the relevant period and may have in fact benefited PLDT overall through an increase in overall call volume.

On May 7, 2010, the Audit Committee of PLDT approved the recommendation and conclusion of the independent counsel, as endorsed by the Investigation Committee.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments.

Matters Relating to Gamboa Case

On June 29, 2011, the Supreme Court of the Philippines promulgated a Decision in the case of Wilson P. Gamboa vs. Finance Secretary Margarito B. Teves, et. al. (G.R. No. 176579) (the “Gamboa Case”), where the Court held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)”. The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution.

While PLDT is not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

As at March 6, 2012, the Decision in the Gamboa Case is under reconsideration and has not become final and executory. To the best of PLDT’s knowledge, the Philippine SEC has not commenced any proceeding to determine if PLDT is in violation of Section 11, Article XII of the 1987 Constitution. A finding by the Philippine SEC that there is a violation of Section 11, Article XII of the 1987 Constitution by PLDT may subject the latter to sanctions under Philippine law, including possible revocation of its franchise.

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital into preferred shares with full voting rights, or Voting Preferred Shares, and serial preferred shares without voting rights, and other conforming amendments, or Amendments to the Articles. The Amendments to the Articles will require the approval by the stockholders of PLDT and the approval of the Philippine SEC. Upon approval of the Amendments to the Articles by the Philippine SEC, up to 150,000,000 Voting Preferred Shares could be initially issued by the Board to, among others, Philippine citizens and Philippine corporations at least 60% of the capital stock entitled to vote is owned or held by such citizens, as and when the Board determines such issuance to be necessary to avoid any disruptions on PLDT’s operations and transactions and to protect the interests of PLDT and its stakeholders. Upon issuance of such Voting Preferred Shares to Filipinos and Filipino-owned entities, the total foreign equity in the total resulting voting shares of PLDT will be reduced from the current 59% to about 35%. A Special Meeting of Stockholders of PLDT was scheduled on September 20, 2011, at which meeting the Amendments to the Articles were supposed to be submitted to PLDT’s stockholders for approval. However, the Special Meeting was cancelled due to lack of quorum. The Board of Directors called for another Special Meeting of Stockholders which will be held on March 22, 2012 for the purpose of presenting the Amendments to the Articles to the stockholders for their consideration and approval.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies.

The following table sets forth our financial assets and financial liabilities as at December 31, 2011 and 2010:

	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial assets	Financial liabilities carried at amortized cost	Total financial assets and liabilities	Non-financial assets and liabilities	Total
	(in million pesos)
Assets as at December 31, 2011
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	—	197,731	197,731
Investments in associates and joint ventures	—	—	—	—	—	—	—	17,865	17,865
Available-for-sale financial assets	—	—	—	—	7,181	—	7,181	—	7,181
Investment in debt securities	—	150	—	—	—	—	150	—	150
Investment properties	—	—	—	—	—	—	—	1,115	1,115
Goodwill and intangible assets	—	—	—	—	—	—	—	80,656	80,656
Deferred income tax assets – net	—	—	—	—	—	—	—	5,975	5,975
Prepayments – net of current portion	—	—	—	—	—	—	—	8,869	8,869
Advances and other noncurrent assets – net of current portion	1,147	—	—	—	—	—	1,147	193	1,340
Current:				—
Cash and cash equivalents	46,057	—	—	—	—	—	46,057	—	46,057
Short-term investments	24	—	534	—	—	—	558	—	558
Trade and other receivables	16,245	—	—	—	—	—	16,245	—	16,245
Inventories and supplies	—	—	—	—	—	—	—	3,827	3,827
Derivative financial assets	—	—	366	—	—	—	366	—	366
Current portion of investment in debt securities	—	358	—	—	—	—	358	—	358
Current portion of prepayments	—	—	—	—	—	—	—	7,227	7,227
Current portion of advances and other noncurrent assets	18	—	—	—	—	—	18	108	126

Total assets	63,491	508	900	—	7,181	—	72,080	323,566	395,646

Liabilities as at December 31, 2011
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	91,280	91,280	—	91,280
Deferred income tax liabilities – net	—	—	—	—	—	—	—	2,902	2,902
Derivative financial liabilities	—	—	2,235	—	—	—	2,235	—	2,235
Pension and other employee benefits	—	—	—	—	—	—	—	609	609
Customers’ deposits	—	—	—	—	—	2,272	2,272	—	2,272
Deferred credits and other noncurrent liabilities	—	—	—	—	—	20,343	20,343	2,299	22,642
Current:
Accounts payable	—	—	—	—	—	27,982	27,982	1,572	29,554
Accrued expenses and other current liabilities	—	—	—	—	—	40,459	40,459	17,812	58,271
Derivative financial liabilities	—	—	922	2	—	—	924	—	924
Provision for claims and assessments	—	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	—	26,009	26,009	—	26,009
Dividends payable	—	—	—	—	—	2,583	2,583	—	2,583
Income tax payable	—	—	—	—	—	—	—	2,591	2,591

Total liabilities	—	—	3,157	2	—	210,928	214,087	29,340	243,427

Net assets (liabilities)	63,491	508	(2,257)	(2)	7,181	(210,928)	(142,007)	294,226	152,219

Assets as at December 31, 2010
Noncurrent:
Property, plant and equipment	—	—	—	—	—	—	—	163,184	163,184
Investments in associates and joint ventures	—	—	—	—	—	—	—	23,203	23,203
Available-for-sale financial assets	—	—	—	—	147	—	147	—	147
Investment in debt securities	—	484	—	—	—	—	484	—	484
Investment properties	—	—	—	—	—	—	—	1,560	1,560
Goodwill and intangible assets	—	—	—	—	—	—	—	11,485	11,485
Deferred income tax assets – net	—	—	—	—	—	—	—	6,110	6,110
Derivative financial assets	—	—	178	—	—	—	178	—	178
Prepayments – net of current portion	—	—	—	—	—	—	—	8,679	8,679
Advances and other noncurrent assets – net of current portion	984	—	—	—	—	—	984	203	1,187
Current:
Cash and cash equivalents	36,678	—	—	—	—	—	36,678	—	36,678
Short-term investments	152	—	517	—	—	—	669	—	669
Trade and other receivables	16,428	—	—	—	—	—	16,428	—	16,428
Inventories and supplies	—	—	—	—	—	—	—	2,219	2,219
Derivative financial assets	—	—	5	—	—	—	5	—	5
Current portion of prepayments	—	—	—	—	—	—	—	5,418	5,418
Current portion of advances and other noncurrent assets	16	—	—	—	—	—	16	165	181

Total assets	54,258	484	700	—	147	—	55,589	222,226	277,815

	Loans and receivables	HTM investments	Financial instruments at FVPL	Derivatives used for hedging	Available-for- sale financial assets	Financial liabilities carried at amortized cost	Total financial assets and liabilities	Non-financial assets and liabilities	Total
	(in million pesos)
Liabilities as at December 31, 2010
Noncurrent:
Interest-bearing financial liabilities – net of current portion	—	—	—	—	—	75,888	75,888	—	75,888
Deferred income tax liabilities – net	—	—	—	—	—	—	—	1,099	1,099
Derivative financial liabilities	—	—	3,604	—	—	—	3,604	—	3,604
Pension and other employee benefits	—	—	—	—	—	—	—	1,834	1,834
Customers’ deposits	—	—	—	—	—	2,223	2,223	—	2,223
Deferred credits and other noncurrent liabilities	—	—	—	—	—	12,041	12,041	1,526	13,567
Current:
Accounts payable	—	—	—	—	—	23,673	23,673	2,131	25,804
Accrued expenses and other current liabilities	—	—	—	—	—	28,822	28,822	7,137	35,959
Provision for claims and assessments	—	—	—	—	—	—	—	1,555	1,555
Current portion of interest-bearing financial liabilities	—	—	—	—	—	13,801	13,801	—	13,801
Dividends payable	—	—	—	—	—	2,086	2,086	—	2,086
Income tax payable	—	—	—	—	—	—	—	3,010	3,010

Total liabilities	—	—	3,604	—	—	158,534	162,138	18,292	180,430

Net assets (liabilities)	54,258	484	(2,904)	—	147	(158,534)	(106,549)	203,934	97,385

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2011 and 2010:

	Carrying Value		Fair Value
	2011	2010	2011	2010
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets:
Listed equity securities	81	78	81	78
Unlisted equity securities	7,100	69	7,100	69
Investment in debt securities	150	484	158	502
Derivative financial assets:
Long-term currency swap	—	178	—	178
Advances and other noncurrent assets – net of current portion	1,147	984	1,061	915

Total noncurrent financial assets	8,478	1,793	8,400	1,742

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	4,637	2,906	4,637	2,906
Temporary cash investments	41,420	33,772	41,420	33,772
Short-term investments	558	669	558	669
Trade and other receivables – net:
Foreign administrations	4,762	4,321	4,762	4,321
Retail subscribers	4,038	3,872	4,038	3,872
Corporate subscribers	2,708	2,042	2,708	2,042
Domestic carriers	1,212	1,453	1,212	1,453
Dealers, agents and others	3,525	4,740	3,525	4,740
Derivative financial assets:
Long-term currency swap	356	—	356	—
Forward foreign exchange contracts	10	—	10	—
Bifurcated embedded derivatives	—	5	—	5
Current portion of investment in debt securities	358	—	358	—
Current portion of advances and other noncurrent assets	18	16	18	16

Total current financial assets	63,602	53,796	63,602	53,796

Total Financial Assets	72,080	55,589	72,002	55,538

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	91,273	75,879	95,052	82,244
Obligations under finance leases	7	9	7	8
Derivative financial liabilities:
Long-term currency swap – net of current portion	2,090	3,604	2,090	3,604
Interest rate swap	145	—	145	—
Customers’ deposits	2,272	2,223	1,772	1,701
Deferred credits and other noncurrent liabilities	20,343	12,041	19,420	11,457

Total noncurrent financial liabilities	116,130	93,756	118,486	99,014

	Carrying Value		Fair Value
	2011	2010	2011	2010
	(in million pesos)
Current Financial Liabilities
Accounts payable:
Suppliers and contractors	25,476	20,957	25,476	20,957
Carriers	1,642	1,866	1,642	1,866
Related parties	626	244	626	244
Others	238	606	238	606
Accrued expenses and other current liabilities:
Utilities and related expenses	28,123	19,739	28,123	19,739
Mandatory tender offer option liability	4,940	—	4,940	—
Employee benefits	4,438	3,852	4,438	3,852
Interests and other related costs	1,122	1,028	1,122	1,028
Others	1,836	4,203	1,836	4,203
Derivative financial liabilities:
Current portion of long-term currency swap	834	—	834	—
Current portion of interest rate swap	89	—	89	—
Current portion of forward foreign exchange contracts	1	—	1	—
Interest-bearing financial liabilities:
Current portion of long-term debt	22,893	13,767	22,893	13,767
Notes payable	3,109	—	3,109	—
Obligations under finance leases	7	34	7	34
Dividends payable	2,583	2,086	2,583	2,086

Total current financial liabilities	97,957	68,382	97,957	68,382

Total Financial Liabilities	214,087	162,138	216,443	167,396

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at December 31, 2011 and 2010. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	2011			2010
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total
	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial assets – Listed equity securities	81	—	81	78	—	78
Derivative financial assets	—	—	—	—	178	178
Current Financial Assets
Short-term investments	—	534	534	—	517	517
Derivative financial assets	—	366	366	—	5	5

Total	81	900	981	78	700	778

Noncurrent Financial Liabilities
Derivative financial liabilities	—	2,235	2,235	—	3,604	3,604
Current Financial Liabilities
Derivative financial liabilities	—	924	924	—	—	—

Total	—	3,159	3,159	—	3,604	3,604

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.
(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at December 31, 2011 and 2010, we have no financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3).

As at December 31, 2011 and 2010, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed Rate Loans: U.S. dollar notes Other loans in all other currencies

Quoted market price.

Estimated fair value is based on the discounted value of future cash flows using the applicable Commercial Interest Reference Rate and Philippine Dealing System Treasury Fixing rates for similar types of loans.

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards and foreign currency swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Available-for-sale financial assets: Fair values of available-for-sale financial assets, which consist of proprietary listed shares, were determined using quoted prices. Investments in unlisted securities are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, current investment in debt securities, trade and other receivables, current portion of advances and other noncurrent assets, accounts payable, accrued expenses and other current liabilities, current portion of interest-bearing financial liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. As at December 31, 2011, SPi and SPi CRM designated forward foreign exchange contracts as cash flow hedges, while as at December 31, 2010, we have no outstanding financial instruments designated as hedges.

The table below sets out the information about our derivative financial instruments as at December 31, 2011 and 2010:

		2011				2010
	Maturity	Notional			Mark-to- market Gains (Losses)	Notional			Mark-to- market Gains (Losses)
	(in millions)
PLDT
Transactions not designated as hedges:
Currency swaps	2017	US$	222		(Php2,090)	US$	222		(Php2,651)
	2012		100		(834)		100		(953)
	2012		60	(1)	356		60	(1)	178

					(2,568)				(3,426)

Digitel Group
Interest rate swaps	2017		69		(233)		—		—

SPi Group
Cash flow hedges:
Forward foreign exchange contracts	2012		57		11		—		—
	2013		(4)		(3)		—		—

					8				—

ePLDT Group
Transactions not designated as hedges:
Bifurcated embedded derivatives	2012		—		—		1		5

					—				5

Net liabilities					(Php2,793)				(Php3,421)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement maturing in 2012.

	2011	2010
	(in million pesos)
Presented as:
Noncurrent assets	—	178
Current assets	366	5
Noncurrent liabilities	(2,235)	(3,604)
Current liabilities	(924)	—

Net liabilities	(2,793)	(3,421)

Analysis of gains (losses) on derivative financial instruments for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010	2009
	(in million pesos)
Net mark-to-market losses at end of year	(2,793)	(3,421)	(2,745)
Net mark-to-market losses at beginning of year	(3,421)	(2,745)	(1,792)

Net change	628	(676)	(953)
Business combinations (Note 13)	250	—	—
Net gains on cash flow hedges charged to other comprehensive income	(14)	—	—
Settlements, accretion and conversion	(304)	(631)	546
Hedge cost	(363)	(434)	(599)

Net gains (losses) on derivative financial instruments (Note 4)	197	(1,741)	(1,006)

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. These long-term currency swaps have an aggregate notional amount of US$322 million with total mark-to-market losses of Php2,924 million and Php3,604 million as at December 31, 2011 and 2010, respectively. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php50.45 as at December 31, 2011 and 2010, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.04% and 2.93% per annum as at December 31, 2011 and 2010, respectively. The mark-to-market losses of the 2012 and 2017 swaps amounted to Php834 million and Php2,090 million as at December 31, 2011, respectively.

On various dates in 2009, the long-term principal only currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php112 million and Php485 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$146 million and US$245 million for the swaps maturing in 2012 and 2017, respectively, with mark-to-market losses of Php948 million and Php1,803, respectively, as at December 31, 2009.

On various dates in 2010, the long-term principal only-currency swap agreements maturing in 2012 and 2017 were partially terminated, with a total aggregate settlement amount of Php372 million and Php168 million, respectively. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$100 million and US$222 million for the swaps maturing in 2012 and 2017, respectively, with mark-to-market losses of Php953 million and Php2,651 million, respectively, as at December 31, 2010.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cashflows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million and Php178 million as at December 31, 2011 and 2010, respectively.

SPi Group

In February and March 2011, SPi and SPi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting to all outstanding hedges to become ineffective starting from that date and marked-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gain recognized in the profit or loss arising from ineffective hedge as of December 31, 2011 by SPi CRM amounted to Php8 million. The outstanding forward exchange contracts that were designated as hedges amounted to US$29 million and US$24.4 million for SPi and SPi CRM, respectively, as at December 31, 2011.

In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

ePLDT Group

Level Up! embedded derivatives were bifurcated from various license contracts and other service agreements denominated in U.S. dollar. The aggregate notional amount of these bifurcated embedded currency forwards amounted to US$1 million as at December 31, 2010. The total mark-to-market gains of these bifurcated embedded currency forwards amounted to Php5 million as at December 31, 2010. There were no outstanding embedded currency forward contracts as at December 31, 2011 due to deconsolidation of Level Up! on July 11, 2011.

Digitel Group

Interest Rate Swap

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million USD Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the USD LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. As at December 31, 2011, the outstanding notional amount under this agreement is US$37 million.

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million USD Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the USD LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. As at December 31, 2011, the outstanding notional amount under this agreement is US$32 million.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have letters of credit amounting to Php913 million as at December 31, 2011 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php46,057 million and Php558 million, respectively, as at December 31, 2011. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at December 31, 2011 and 2010:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2011
Loans and receivables:	73,626	72,492	886	201	47
Advances and other noncurrent assets	1,165	31	886	201	47
Cash equivalents	41,420	41,420	—	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	11,302	—	—	—
Corporate subscribers	9,200	9,200	—	—	—
Foreign administrations	4,961	4,961	—	—	—
Domestic carriers	1,323	1,323	—	—	—
Dealers, agents and others	4,231	4,231	—	—	—
HTM investments:	508	358	150	—	—
Investment in debt securities	508	358	150	—	—
Financial instruments at FVPL:	534	534	—	—	—
Short-term investments	534	534	—	—	—
Available-for-sale financial assets	7,181	—	—	—	7,181

Total	81,849	73,384	1,036	201	7,228

December 31, 2010
Loans and receivables:	63,182	62,202	897	45	38
Advances and other noncurrent assets	1,000	20	897	45	38
Cash equivalents	33,772	33,772	—	—	—
Short-term investments	152	152	—	—	—
Retail subscribers	8,917	8,917	—	—	—
Corporate subscribers	7,998	7,998	—	—	—
Foreign administrations	4,479	4,479	—	—	—
Domestic carriers	1,591	1,591	—	—	—
Dealers, agents and others	5,273	5,273	—	—	—
HTM investments:	484	—	484	—	—
Investment in debt securities	484	—	484	—	—
Financial instruments at FVPL:	517	517	—	—	—
Short-term investments	517	517	—	—	—
Available-for-sale financial assets	147	—	—	—	147

Total	64,330	62,719	1,381	45	185

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at December 31, 2011 and 2010:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2011
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	—
Unconditional purchase obligations(2)	674	279	263	132	—
Other obligations:	91,828	66,223	21,343	705	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	20,317	4	2,084
Suppliers and contractors	45,604	25,476	20,128	—	—
Utilities and related expenses	23,839	23,834	5	—	—
Employee benefits	4,452	4,452	—	—	—
Customers’ deposits	2,272	—	184	4	2,084
Dividends	2,583	2,583	—	—	—
Carriers	1,642	1,642	—	—	—
Others	7,647	7,647	—	—	—

Total contractual obligations	252,599	89,232	89,143	43,311	30,913

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
December 31, 2010
Debt(1):	113,394	6,569	51,308	33,978	21,539
Principal	92,590	6,206	38,263	29,335	18,786
Interest	20,804	363	13,045	4,643	2,753
Lease obligations:	8,003	4,383	1,710	948	962
Operating lease	7,959	4,353	1,697	947	962
Finance lease	44	30	13	1	—
Unconditional purchase obligations(2)	797	271	263	263	—
Other obligations:	68,782	50,247	13,963	683	3,889
Derivative financial liabilities(3):	4,241	—	1,735	674	1,832
Long-term currency swap	4,241	—	1,735	674	1,832
Various trade and other obligations:	64,541	50,247	12,228	9	2,057
Suppliers and contractors	32,997	20,957	12,040	—	—
Utilities and related expenses	16,477	16,446	10	3	18
Employee benefits	3,853	3,853	—	—	—
Customers’ deposits	2,223	—	178	6	2,039
Dividends	2,086	2,086	—	—	—
Carriers	1,866	1,866	—	—	—
Others	5,039	5,039	—	—	—

Total contractual obligations	190,976	61,470	67,244	35,872	26,390

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.
(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions.
(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities for a detailed discussion of our debt, including debt instruments of Digitel Group.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at December 31, 2011 and 2010 are as follows:

	2011	2010
	(in million pesos)
Within one year	6,423	4,469
After one year but not more than five years	8,235	2,528
More than five years	3,152	962

	17,810	7,959

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php674 million and Php797 million as at December 31, 2011 and 2010, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php88,039 million and Php64,541 million as at December 31, 2011 and 2010, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php913 million and Php1,145 million as at December 31, 2011 and 2010, respectively. These commitments will expire within one year.

Foreign Currency Exchange Risk

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2011 and 2010:

	2011		2010
	U.S. Dollar	Php(1)	U.S. Dollar	Php(2)
	(in millions)
Noncurrent Financial Assets
Advances and other noncurrent assets	2	83	3	122
Derivative financial assets	—	—	4	178

Total noncurrent financial assets	2	83	7	300

Current Financial Assets
Cash and cash equivalents	165	7,248	138	6,050
Short-term investments	12	540	15	652
Trade and other receivables – net	215	9,445	214	9,361
Derivative financial assets	8	366	—	5

Total current financial assets	400	17,599	367	16,068

Total Financial Assets	402	17,682	374	16,368

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	906	39,806	782	34,244
Derivative financial liabilities	51	2,235	82	3,604

Total noncurrent financial liabilities	957	42,041	864	37,848

Current Financial Liabilities
Accounts payable	198	8,688	169	7,415
Accrued expenses and other current liabilities	129	5,677	143	6,267
Derivative financial liabilities	21	924	—	—
Current portion of interest-bearing financial liabilities	349	15,328	103	4,537

Total current financial liabilities	697	30,617	415	18,219

Total Financial Liabilities	1,654	72,658	1,279	56,067

(1)

The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2011.

(2)

The exchange rate used to translate the U.S. dollar amounts into Philippine peso was Php43.81 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2010.

As at March 6, 2012, the Philippine peso-U.S. dollar exchange rate was Php42.82 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php1,377 million as at December 31, 2011.

Approximately 47% and 43% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at December 31, 2011 and 2010, respectively. Consolidated foreign currency-denominated debt decreased to Php53,329 million as at December 31, 2011 from Php38,414 million as at December 31, 2010. See Note 20 – Interest-bearing Financial Liabilities. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts were US$262 million as at December 31, 2011 and 2010. Consequently, the unhedged portion of our consolidated debt amounts was approximately 37% (or 30%, net of our consolidated U.S. dollar cash balances) and 30% (or 23%, net of our consolidated U.S. dollar cash balances) as at December 31, 2011 and 2010, respectively.

Approximately, 30% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the year ended December 31, 2011 as compared with approximately 30% and 32% for the years ended December 31, 2010 and 2009, respectively. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had depreciated by 0.25% against the U.S. dollar to Php43.92 to US$1.00 as at December 31, 2011 from Php43.81 to US$1.00 as at December 31, 2010. As at December 31, 2010, the Philippine peso had appreciated by 5.64% against the U.S. dollar to Php43.81 to US$1.00 from Php46.43 to US$1.00 as at December 31, 2009. As a result of our consolidated foreign exchange movements as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange losses of Php744 million for the year ended December 31, 2011, while we recognized net consolidated foreign exchange gains of Php1,807 million and Php909 million for the years ended December 31, 2010 and 2009, respectively. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of March 31, 2012. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 2.09% as compared to the exchange rate of Php43.92 to US$1.00 as at December 31, 2011. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 2.09% as at December 31, 2011, with all other variables held constant, profit after tax for the year end 2011 would have been approximately Php639 million higher/lower and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php648 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate of March 31, 2011. Our outlook is that the Philippine peso-U.S. dollar rate may weaken/strengthen by 0.82% as compared to the exchange rate of Php43.81 to US$1.00 as at December 31, 2010. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 0.82% as at December 31, 2010, with all other variables held constant, profit after tax for the year would have been approximately Php9 million higher/lower and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php8 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on translation of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at December 31, 2011 and 2010. Financial instruments that are not subject to interest rate risk were not included in the table.

As at December 31, 2011

	In U.S. Dollar							Discount/ Debt Issuance Cost In Php	Carrying Value In Php	Fair Value
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			In U.S. Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities
Philippine Peso	8	4	—	—	—	12	508	—	508	12	516
Interest rate	6.8750%	7.0000%	—	—	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar	14	—	—	—	—	14	626	—	626	14	626
Interest rate	0.0100% to 0.7663%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	66	—	—	—	—	66	2,886	—	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	—	—	—	—	—	—	—	—	—	—
Other Currencies	5	—	—	—	—	5	218	—	218	5	218
Interest rate	0.0100% to 2.0000%	—	—	—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar	133	—	—	—	—	133	5,824	—	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	810	—	—	—	—	810	35,596	—	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	—	—	—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar	12	—	—	—	—	12	540	—	540	12	540
Interest rate	3.1020%	—	—	—	—	—	—	—	—	—	—
Philippine Peso	—	—	—	—	—	—	18	—	18	—	18
Interest rate	3.5000%	—	—	—	—	—	—	—	—	—	—

	1,048	4	—	—	—	1,052	46,216	—	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	—	—	—	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	—	—	—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans	—	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	—	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	—	—	—	—	—	—
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$ LIBOR + 0.7500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8500%	US$ LIBOR + 0.3000% to 1.8000%	US$ LIBOR + 0.3000% to 1.8000%	—	—	—	—	—	—
Philippine Peso	1	147	20	61	—	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSP overnight rate + 30 bps to 50 bps	—	—	—	—	—	—	—
Short-term Debt
Notes Payable
U.S. Dollar	35	—	—	—	—	35	1,537	—	1,537	35	1,537
Interest rate	Bank’s prime rate	—	—	—	—	—	—	—	—	—	—
Philippine Peso	36	—	—	—	—	36	1,572	—	1,572	36	1,572
Interest rate	4.0000%	—	—	—	—	—	—	—	—	—	—

	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

As at December 31, 2010

	In U.S. Dollar											Discount/ Debt Issuance	Carrying	Fair Value
	Below 1 year		1-2 years		2-3 years		3-5 years		Over 5 years	Total	In Php	Cost In Php	Value In Php	In U.S. Dollar	In Php
												(in millions)
Assets:
Investment in Debt Securities
Philippine Peso		—		—		8		3	—	11	484	—	484	11	502
Interest rate		—		—		6.8750%		7.0000%	—	—	—	—	—	—	—
Cash in Bank
U.S. Dollar		11		—		—		—	—	11	474	—	474	11	474
Interest rate		0.0025% to 0.7840%		—		—		—	—	—	—	—	—	—	—
Philippine Peso		31		—		—		—	—	31	1,362	—	1,362	31	1,362
Interest rate		0.0625% to 2.9000%		—		—		—	—	—	—	—	—	—	—
Other Currencies		3		—		—		—	—	3	118	—	118	3	118
Interest rate		0.0100% to 2.4000%		—		—		—	—	—	—	—	—	—	—
Temporary Cash Investments
U.S. Dollar		110		—		—		—	—	110	4,813	—	4,813	110	4,813
Interest rate		0.1000% to 1.7000%		—		—		—	—	—	—	—	—	—	—
Philippine Peso		661		—		—		—	—	661	28,959	—	28,959	661	28,959
Interest rate		1.0000% to 4.8100%		—		—		—	—	—	—	—	—	—	—
Short-term Investments
U.S. Dollar		15		—		—		—	—	15	652	—	652	15	652
Interest rate		1.9000% to 10.672%		—		—		—	—	—	—	—	—	—	—
Philippine Peso		—		—		—		—	—	—	17	—	17	—	17
Interest rate		3.2500%		—		—		—	—	—	—	—	—	—	—

		831		—		8		3	—	842	36,879	—	36,879	842	36,897

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes		—		146		—		—	234	380	16,650	200	16,450	440	19,274
Interest rate		—		11.3750%		—		—	8.3500%	—	—	—	—	—	—
U.S. Dollar Fixed Loans		9		29		15		295	—	348	15,264	2,586	12,678	276	12,120
Interest rate		4.7000%		2.9900% to 3.7900%		2.9900% to 3.7900%		2.2500% to 2.9900%	—	—	—	—	—	—	—
Philippine Peso		68		146		121		339	195	869	38,066	74	37,992	961	42,091
Interest rate		6.0323% to 8.7792%		5.6250% to 8.4346%		6.5000% to 8.4346%		6.5000% to 9.1038%	6.5000% to 9.1038%	—	—	—	—	—	—
Variable Rate
U.S. Dollar		6		148		45		15	—	214	9,357	71	9,286	212	9,286
Interest rate	US$	LIBOR + 0.8150%	US$	Swap rate + 2.7900%; LIBOR + 0.4200% to 1.8500%	US$	Swap rate + 2.7900%; LIBOR + 0.4200% to 1.8500%	US$	Swap rate + 2.7900%; LIBOR + 1.3500% to 1.8500%	—	—	—	—	—	—	—
Philippine Peso		58		150		74		20	—	302	13,253	13	13,240	302	13,240
Interest rate		PDST-F + 0.3000% to 1.2500%		PDST-F + 0.3000% to 1.3750%; AUB’s prime rate		PDST-F + 0.3000%		PDST-F + 0.3000%	—	—	—	—	—	—	—

		141		619		255		669	429	2,113	92,590	2,944	89,646	2,191	96,011

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2012. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 50 basis points higher/lower, respectively, as compared to levels as at December 31, 2011. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2011, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php578 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 50 basis points higher/lower as compared to market levels as at December 31, 2011, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2011 would have been approximately Php171 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until March 31, 2011. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 105 basis points higher/lower, respectively, as compared to levels as at December 31, 2010. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php18 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 105 basis points higher/lower as compared to market levels as at December 31, 2010, with all other variables held constant, profit after tax for the year and our consolidated stockholders’ equity as at year end 2010 would have been approximately Php411 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at December 31, 2011 and 2010:

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2011	2010	2011	2010
	(in million pesos)
Loans and receivables:
Advances and other noncurrent assets	1,165	1,000	1,152	999
Cash and cash equivalents	46,057	36,678	45,483	36,458
Short-term investments	24	152	24	152
Foreign administrations	4,762	4,321	4,693	4,277
Retail subscribers	4,038	3,872	3,975	3,799
Corporate subscribers	2,708	2,042	2,495	1,918
Domestic carriers	1,212	1,453	1,212	1,453
Dealers, agents and others	3,525	4,740	3,497	4,740
HTM investments:
Investment in debt securities	508	484	508	484
Available-for-sale financial assets	7,181	147	7,181	147
Financial instruments at FVPL:
Short-term investments	534	517	534	517
Long-term currency swap	356	178	356	178
Bifurcated embedded derivatives	—	5	—	5
Derivatives used for hedging:
Forward foreign exchange contracts	10	—	10	—

Total	72,080	55,589	71,120	55,127

(1)	Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.
(2)	Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements or deposit insurance.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at December 31, 2011 and 2010:

		Neither past due nor impaired		Past due but not impaired
	Total	Class A(1)	Class B(2)		Impaired
	(in million pesos)
December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	1,165	1,128	37	—	—
Cash and cash equivalents	46,057	44,885	1,172	—	—
Short-term investments	24	24	—	—	—
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:
Investment in debt securities	508	508	—	—	—
Available-for-sale financial assets	7,181	150	7,031	—	—
Financial instruments at FVPL(3):
Short-term investments	534	534	—	—	—
Long-term currency swap	356	356	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—

Total	86,852	53,247	12,148	6,685	14,772

December 31, 2010
Loans and receivables:
Advances and other noncurrent assets	1,000	951	49	—	—
Cash and cash equivalents	36,678	35,368	1,310	—	—
Short-term investments	152	152	—	—	—
Retail subscribers	8,917	946	926	2,000	5,045
Corporate subscribers	7,998	393	612	1,037	5,956
Foreign administrations	4,479	1,756	699	1,866	158
Domestic carriers	1,591	191	23	1,239	138
Dealers, agents and others	5,273	2,599	2,013	128	533
HTM investments:
Investment in debt securities	484	484	—	—	—
Available-for-sale financial assets	147	108	39	—	—
Financial instruments at FVPL(3):
Short-term investments	517	517	—	—	—
Long-term currency swap	178	178	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—

Total	67,419	43,648	5,671	6,270	11,830

(1)

This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)

This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at December 31, 2011 and 2010 are as follows:

		Neither past due	Past due but not impaired
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2011
Loans and receivables:
Advances and other noncurrent assets	1,165	1,165	—	—	—	—
Cash and cash equivalents	46,057	46,057	—	—	—	—
Short-term investments	24	24	—	—	—	—
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
HTM investments:
Investment in debt securities	508	508	—	—	—	—
Available-for-sale financial assets	7,181	7,181	—	—	—	—
Financial instruments at FVPL:
Short-term investments	534	534	—	—	—	—
Long-term currency swap	356	356	—	—	—	—
Derivatives used for hedging:
Forward foreign exchange contracts	10	10	—	—	—	—

Total	86,852	65,395	3,087	1,068	2,530	14,772

December 31, 2010
Loans and receivables:
Advances and other noncurrent assets	1,000	1,000	—	—	—	—
Cash and cash equivalents	36,678	36,678	—	—	—	—
Short-term investments	152	152	—	—	—	—
Retail subscribers	8,917	1,872	1,387	150	463	5,045
Corporate subscribers	7,998	1,005	642	159	236	5,956
Foreign administrations	4,479	2,455	616	393	857	158
Domestic carriers	1,591	214	165	182	892	138
Dealers, agents and others	5,273	4,612	21	20	87	533
HTM investments:
Investment in debt securities	484	484	—	—	—	—
Available-for-sale financial assets	147	147	—	—	—	—
Financial instruments at FVPL:
Short-term investments	517	517	—	—	—	—
Long-term currency swap	178	178	—	—	—	—
Bifurcated embedded derivatives	5	5	—	—	—	—

Total	67,419	49,319	2,831	904	2,535	11,830

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings per share. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. According to the share buyback program, as at December 31, 2011, we acquired a total of approximately 2.72 million shares of PLDT’s common stock for a total consideration of Php6,505 million, representing approximately 1% of PLDT’s outstanding shares of common stock, at a weighted average price of Php2,388 per share. See Note 8 – Earnings Per Common Share and Note 19 – Equity.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at December 31, 2011 and 2010:

	2011	2010
	(in million pesos)
Long-term debt, including current portion (Note 20)	114,166	89,646
Notes payable (Note 20)	3,109	—

Total consolidated debt	117,275	89,646
Cash and cash equivalents (Note 15)	(46,057)	(36,678)
Short-term investments	(558)	(669)

Net consolidated debt	70,660	52,299

Equity attributable to equity holders of PLDT	151,833	97,069

Net consolidated debt to equity ratio	47%	54%

28.	Cash Flow Information

The table below shows non-cash activities for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in million pesos)
Issuance of shares for the acquisition of Digitel	64,492	—	—
Put option liability for the mandatory tender offer (Notes 13 and 23)	4,940	—	—
Recognition of asset retirement obligations (Note 21)	29	49	17
Transfer of Meralco shares to Beacon (Note 10)	—	15,083	—
Conversion of preferred stock subject to mandatory redemption	—	—	9